Exhibit 4

TRA.2747-06/N

ADDENDUM

KNOW ALL MEN BY THESE PRESENTS, the Addendum to the Master Agreement (the “Addendum”) entered into by and between:

a)                                  Sociedad Minera Austria Duvaz S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney registered in Card 11392644 of the Registry of Companies in and for Lima and El Callao (“Duvaz”);

b)                                 Luis RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09144124, with usual residence at Calle Miguel Aljovin 530, Surco, acting by and through Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, as per power of attorney registered in Card 11035745 of the Registry of Mandates and Powers in and for Lima and El Callao and Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499, with principal place of business at Av. José Gálvez Barrenechea 925, San Borja (collectively referred to as the “Agents”);

c)                                  Jaime RODRÍGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 09389280, with usual residence at Calle La Joya 175, Tambo de Monterrico, Surco and Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, with usual residence at Calle Miguel Aljovin 530, Surco (collectively referred to as the “Class A Shareholders of Company B”)

d)                                 Minera Perú Copper S.A., identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av, San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 84967 and H. Eric PEITZ, identified by Alien ID Card (CE) 000190392, as per powers of attorney registered in Card 11532703 of the Registry of Companies in and for Lima and El Callao (“MPC”).

Duvaz, the Agents, the Class A Shareholders of Company B and MPC shall be hereinafter collectively referred to as the “Parties”.

With the participation of:

María Josefa CANNY CASTRO, identified by National Identity Card (DNI) 09144123, married to Luis RODRÍGUEZ MARIÁTEGUI PROAÑO, acting by and through Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, as per power of attorney registered in Card 11035745 of the Registry of

Mandates and Powers in and for Lima and El Callao; Gladys María BLUME MAZZINI, identified by National Identity Card (DNI) 08802895, married to Jaime RODRÍGUEZ MARIATEGUI PROAÑO; and Melissa Gabriela PATRONI DEDEKIND, identified by National Identity Card (DNI) 10308801, married to Jaime RODRÍGUEZ MARlÁTEGUI BLUME, who shall give their conformity and consent to each and every one of the terms and conditions of this Addendum.

This Addendum is entered into under the following terms and conditions. The terms in capital letters which are not specifically defined herein shall have the meanings ascribed thereto in the Master Agreement (as said term is defined in Point 1.1 of this Addendum).

ONE:   Recitals

1.1                           On March 16, 2006, Duvaz, the Agents, the Class A Shareholders of Company B and MPC executed an instrument called the Master Agreement (the “Master Agreement”) in order to establish the terms and conditions that would rule the possible direct and indirect acquisition of certain mining concessions, surface rights and assets owned by DUVAZ.

1.2                           In order to show the agreements reached by the Parties following the execution of the Master Agreement, the Parties agree to enter into this Addendum, which amends certain provisions of the Master Agreement, as well as the provisions set forth in its Exhibits and the Appendices thereto.

TWO: Amendments to the Master Agreement

2.1                            The Parties hereby agree to the following:

(A)	Amend Point 2.2 of the Master Agreement.
(B)	Amend the first paragraph of Point 2.4 of the Master Agreement.
(C)	Amend the second paragraph of Point 3.1 (a1) of the Master Agreement.
(D)	Amend Item (b) of Point 3.1 of the Master Agreement.
(E)	Amend the first paragraph of Item (c) of Point 3.1 of the Master Agreement.
(F)	Amend Point 3.2(a) 1 and 5 of the Master Agreement.
(G)	Agree on the terms that shall replace Exhibit F to the Master Agreement.
(H)	Add Exhibits O, O-1, P, P-1, P-2, P-3, Q, R, S and T.

2.2                            The parties hereby agree to amend Point 2.2 of the Master Agreement, which shall read as follows:

“2.2 Corporate reorganization and transfer of mining concessions

2.2.1 Corporate reorganization. The Agents bind themselves to approve, in the Shareholders’ Meeting of DUVAZ, a corporate reorganization agreement whereby an equity block (consisting of the mining concessions, surface rights and other assets detailed in Exhibit B, except for the mining concessions called

“Juanita”, “La Demócrata”, “Pilar” and “María Celina”, whose transfer is regulated pursuant to the provisions set forth in the following Sub-point 2.2.2, as well as the liabilities of Duva detailed in Exhibit C) to be contributed to Company B shall be segregated. Under no circumstances shall the equity block to be transferred to Company B represent or generate losses to Company B exceeding fifty percent (50%) of the capital stock of Company B at the time of the corporate reorganization. If applicable, Duvaz shall carry out the revaluation of the Properties detailed in Exhibit B that shall form part of the equity block for the purposes of the corporate reorganization. The following provisions shall govern this corporate reorganization:

(a)                             Duvaz shall remain jointly and severally bound to Company B with respect to the payment of the liabilities detailed in Exhibit C upon the effective assignment of the debtor position in favour of Company B until the moment in which: (i) the Option Agreement is registered in the filing entries of the Properties detailed in Exhibit A (except for those detailed in Point 3.1 (a1) of this Master Agreement) and, (ii) the Properties described in Exhibit B are effectively registered in the name of Company B in the pertinent filing entries (except for those detailed in Sub-point 2.2.2 of this Master Agreement).

(b)                            MPC, in its capacity as creditor of the debts that shall be assigned by Duvaz to Company B, shall refrain from carrying out any collection operation with regard to said debts over the assets of Duvaz or Company B, until any of the following situations occur:

(i)                                 The term established in Point 3.1 (c) of this Master Agreement expires, and neither the Agents nor Duvaz have exercised the option established in said Point 3.1 (c) or;

(ii)                              MPC exercises the purchase option established in the Option Agreement referred to in Point 3.1 of this Master Agreement and the Properties detailed in Exhibit A to this Master Agreement are registered in the name of MPC.

Upon the execution of this Master Agreement, MPC (in its capacity of creditor) hereby approves the assignment of liabilities from Duvaz to Company B within the corporate reorganization framework.

2.2.2 Transfer of concessions “Juanita”, “La Demócrata”, “Maria Celina” and “Pilar”. MPC states that it is aware that Duvaz does not hold the exclusive ownership of some of the Properties listed in Exhibit B attached hereto. In this understanding, MCP acknowledges that:

(i)          The concession called “Juanita” (as per the list of concessions attached hereto as Exhibit B) is held by Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo, the share interests of which are held by Duvaz (50%) and Volcan Compaňía Minera S.A.A. (50%).

(ii)                              The concession called “La Demócrata” (as per the list of concessions attached hereto as Exhibit B) is jointly held by Duvaz (33.3%) and the third parties appearing on Exhibit T attached to the Master Agreement (66.7%).

(iii)                            The concession called “Maria Celina” (as per the list of concessions attached hereto as Exhibit B) is jointly held by Duvaz (33.3%) and the third parties appearing on Exhibit T attached to the Master Agreement (66.77%).

(iv)                          The concession called “Pilar” (as per the list of concessions attached hereto as Exhibit B) is held by Sociedad Minera de Responsabilidad Limitada Pilar de Huancayo, the share interests of which are held by Duvaz (78% registered). Moreover, Duvaz states that it owns an additional 20% of the share interests acquired from Empresa Minera del Centro del Perú S.A. – CENTROMÍN. However, said percentage has not been registered yet. The remaining 2% is held by other members.

Within a period of two hundred forty (240) days following the execution of this Master Agreement and by means of a notarized letter, notices or other mechanisms as provided for by law, Duvaz and Company B shall notify Sociedad Minera de Responsabilidad Limitada Juanita, indicated in Sub-point 2.2.2 (i), of their intention to transfer to Company B the share interests of Duvaz.  With regard to the jointly-owned properties mentioned in the foregoing Sub-points 2.2.2(ii) and 2.2.2(iii), Duvaz shall notify its co-holders of the transfer of its aliquots to Company B within the same period of two hundred forty (240) days. The text of said communications and notices are attached hereto as Exhibits O, P and P-1. Moreover, Duvaz and Company B hereby undertake to notify MPC about the answers that Duvaz may receive from its partner and co-holders.

With regard to the transfer of the share interests of the legal companies and the aliquots of the concessions, as the case may be, the price to be paid as established herein shall be as follows:

a)                                 For the concession “Juanita”, the price for the transfer of 50% of the share interests of Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo amounts to US$3’500,000 (Three Million Five Hundred Thousand US Dollars).

b)                                For the concession “María Celina”, the price for the transfer of 33,3% of the ideal shares held by Duvaz amounts to US$450,000 (Four Hundred Fifty Thousand US Dollars).

c)                                 For the concession “La Dem6crata”, the price for the transfer of 33,3% of the ideal shares held by Duvaz amounts to US$190,000 (One Hundred Ninety Thousand US Dollars).

With regard to the mining concession “Pilar”, Duvaz shall cause: (i) a Shareholders’ Meeting to be held by Sociedad Minera de Responsabilidad Limitada Pilar de Huancayo in order to approve the transfer of the mining concession “Pilar” in favour of Company B; and (ii) the transfer of the mining concession “Pilar” in favour of Company B to be approved in said Shareholders’ Meeting. Within a period of ten (10) days following said approval, Duvaz and Company B shall execute the notarially recorded instrument evidencing the transfer of the mining concession “Pilar” in favour of Company B.

With regard to the transfer of the mining concession “Pilar”, the price to be paid shall amount to US$20,000 (Twenty Thousand US Dollars) which shall be collected from the payments indicated in Exhibit F that correspond to MPC. The transfer of the mining concession “Pilar” to Company B shall be registered in favour of Company B within a term not to exceed two hundred forty (240) days following the execution of this Master Agreement.

Duvaz and the Agents hereby undertake to make every effort in order to obtain the consents required to formalize the transfer of the assets detailed in the foregoing Sub-points 2.2.2(i) to 2.2.2(iv) to Company B.

Duvaz or the Agents shall notify MPC of the replies provided by any of their partners or co-owners with regard to their desire to exercise their rights of first refusal or revocation, respectively. Should Duvaz or the Agents fail to notify MPC, within a term of thirty (30) days following reception thereof, of said replies from their partners or co-owners, MPC shall be entitled to discount, as a penalty, an amount equivalent to twice the value of the transfer of the share interests or ideal shares in respect of which Duvaz and/or the Agents may have failed to notify MPC of said replies.

As consideration for the transfer of (a) the share interests or the aliquots, as the case may be, set forth in Items (i) to (iii) of this Sub-point 2.2.2 and (b) the mining concession “Pilar”, MPC shall pay the creditors of Duvaz, at the expense of Company B, the amounts corresponding to the first six (6) months of the Schedule of Disbursements attached hereto as Exhibit F. Thus, the amounts that MPC may disburse to reduce the debt of Duvaz during the first six (6) months of said Schedule of Disbursements and that may have been used to pay the consideration corresponding to (a) the share interests or ideal shares mentioned in Items (i) to (iii) of this Sub-point 2.2.2 and (b) the mining concession “Pilar”, shall be charged to the price paid by Company B for the share interests or aliquots. These payments made by MPC to the creditors of Duvaz at the expense of Company B shall constitute a credit in favour of MPC, which shall not be enforceable as long as MPC does not exercise the option granted by virtue of the Option Agreement referred to in Point 3.1(a) of the Master Agreement.

In the event that, (A) Duvaz and the Agents did not manage to obtain the consents required to formalize the transfer of the share interests detailed in

Sub-point 2.2.2(i); and/or (B) upon the transfer of the ideal shares detailed in Sub-points 2.2.2(ii) and 2.2.2(iii), the co-owners of Duvaz exercise their right of revocation, then, MPC shall be entitled to discount from the amount to be paid with regard to the obligations established in Exhibit F attached hereto, an amount equivalent to the value of the share interests or ideal shares indicated in this Sub-point 2.2.2 that are not transferred to Company B, pursuant to the terms and conditions established in Point 6.5 of Article Six of the Stock Purchase Agreement referred to in Point 2.3 hereof.

On the other hand, the parties hereby expressly accept that, as the Properties detailed in Sub-points 2.2.2(ii) and 2.2.2(iii) are jointly owned and therefore their co-owners have the right of revocation with regard to the transfer of aliquots, the discount indicated in the foregoing paragraph shall be effected, as long as any of the co-owners exercises its right of revocation, regardless of the time in which the action for revocation is notified and as long as the action has been filed within the term established for the exercise of the right of revocation established in the Civil Code.

The transfer agreement of share interests or ideal shares in limited liability mining companies or in the joint ownerships indicated in Items (i) to (iii) of Sub-point 2.2.2 of this Master Agreement, shall have the text attached hereto as Exhibits Q and R. The transfer agreement of the mining concession “Pilar” shall have the text attached hereto as Exhibit S.

The notarially recorded instrument evidencing the transfer of share interests in Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo indicated in Item (i) of this Point 2.2(a) shall be signed at the very latest within a period of thirty (30) days following the expiration of the term established for the members to exercise their rights of first refusal. The notarially recorded instrument evidencing the transfer of aliquots indicated in Items (ii) and (iii) of this Sub-point 2.2.2 shall be signed at the very latest within a period of two hundred and forty (240) days counted as from the execution of the Master Agreement. The duty of MPC to pay the obligations contained in Exhibit F attached hereto for an amount equivalent to the price corresponding to the share interests or ideal shares in Sociedad Minera de Responsabilidad Limitada or the joint ownerships indicated in Items (i) to (iii) of this Sub-point 2.2.2 of this Master Agreement, as well as the payment corresponding to the concession “Pilar” indicated in Item (iv) of the same Sub-point shall be created as from the registration of the option agreement referred to in Point 3.1(a) hereof in the filing entries of the Properties listed in Exhibit A attached hereto (except for the Properties indicated in Point 3.1(a1) of the Master Agreement).

2.3                             The Parties hereby agree to amend the first paragraph of Point 2.4 of the Master Agreement, which shall read as follows:

“2.4 Security Interest on the Class A shares issued by Company B. Until the price for the transfer of the Class A shares is fully paid-up, the parties hereto agree to establish a security interest on Class A shares, pursuant to the provisions set forth in the Security Interest Act, approved by Act 28677, in favour of the Class A Shareholders of Company B, who shall exercise their political and economic rights corresponding to said shares as provided for in Section 109 of the Business Corporations’ Act approved by Act 26887. Moreover, the parties hereby expressly agree that, in the unlikely case that the above-referred security Interest is executed, such execution shall be carried out pursuant to the provisions set forth in the Code of Civil Procedure. The parties hereby expressly establish that the foregoing constitutes an agreement that is contrary to the provisions set forth in Section 47 of the Security Interest Act; therefore, they expressly waive the out-of-court execution of the security interest indicated in the introductory part of this paragraph”.

2.4                            The Parties hereby agree to amend the second paragraph of Point 3.1(a1) of the Master Agreement, which shall read as follows:

“Within a period of ten (10) days following notification of the communication whereby MPC informs Duvaz about its intention to exercise the option granted to it by the Option Agreement, Duvaz and Company B shall communicate their partners in the Limited Liability Mining Companies established in the foregoing Points 3.1(a1)(ii), 3.1(a1)(iii) and 3.1(a1)(iv), about their intention to transfer the share interests of Duvaz in such companies, so that said partners may notify Duvaz of their intention to exercise or not their right of first refusal. In the case of the joint ownership mentioned in Point 3.1(a1)(i), and within a period of ten (10) days following the transfer of the ideal shares held by Duvaz in favour of MPC as a result of the exercise of the option established in the Option Agreement, Duvaz and the Agents shall communicate their co-owners about the transfer of their aliquots. The texts of the communications and notices shall be in keeping with Exhibits D, E and E-1 of the Option Agreement. Likewise, Duvaz and the Agents hereby undertake to notify MPC about the replies that Duvaz may receive from its partners and co-owners.

In the event that Duvaz or the Agents fail to communicate MPC, within a period not to exceed thirty (30) days following reception, the reply given by any of its partners or co-owners with regard to their desire to exercise their right of first refusal or right of revocation, (A) MPC shall be entitled to discount from the obligations indicated in Exhibit F to this Master Agreement and, as a penalty, an amount equivalent to twice the value of the above-mentioned Properties in respect of which it failed to notify to MPC of said replies, or if there are no amounts to be discounted, (B) Duvaz shall be obliged to pay the difference until completing the full amount of the above-referred discount.

If (A) Duvaz and the Agents fail to obtain the consents required to formalize the transfer of the assets detailed in Points 3.1(a1)(ii), 3.1(a1)(iii) and 3.1(a1)(iv); and/or (B) if upon the transfer of the assets detailed in Point 3.1(a1)(i), the co-owners of Duvaz exercise their right of revocation, then, MPC shall be entitled to effect a discount equivalent to the value of the above-mentioned Properties that are not transferred to MPC, pursuant to the terms established in the last paragraph of Point 5.5 of Article 5 of the Option Agreement attached hereto as

Exhibit E, or if there are no amounts against which said discount can be effected, Duvaz shall be obliged to pay the difference until completing the full amount of the above-referred discount.

The communications to be issued by means of a notarized letter or through notices or other mechanisms as provided for by law shall incorporate the texts attached to the Master Agreement as Exhibits O-1, P-1 and P-3.

On the other hand, the parties hereby expressly accept that as the assets detailed in Point 3.1(a1)(i) are jointly owned and thus their co-owners have the right of revocation with regard to the transfer of aliquots, MPC shall be entitled to carry out the discount indicated in the foregoing paragraph (and/or Duvaz shall be obliged to pay MPC an amount equivalent to the value of said ideal shares) as long as any of the co-owners exercises its right of revocation, regardless of the time in which the action for revocation is notified and as long as it has been filed within the term established in the Civil Code for the exercise of such right”.

2.5                            The Parties hereby agree to amend paragraph (b) of Point 3.1 of the Master Agreement, which shall read as follows:

“(b)       Payments on the date of execution and registration of the Option Agreement. As from the moment MPC and DUVAZ execute the Option Agreement and it is registered in the filing entries of all the Properties subject matter of the option, MPC shall be obliged to deliver to Duvaz’s creditors, at the expense of Duvaz and with no obligation to reimburse Duvaz, the funds required by Duvaz to fulfill the obligations detailed in Exhibit F hereto in a timely manner, as described hereinbelow. Similarly, the obligation of MPC to reimburse Duvaz for the payments that Duvaz may effect regarding the obligations outlined in Exhibit F-1 (as described hereinbelow) shall also arise at the time MPC and Duvaz execute the Option Agreement and it is registered in the filing entries of the total number of Properties subject matter of the option. It is hereby certified that the first month listed in the Schedule of Disbursements, attached hereto as Exhibit F, shall be understood as the first month that will start once the two hundred and ten (210)-day term indicated in point 3.1(a), Article 3 hereof expires.

In the event that MPC considers that the opportunity for the creditor to demand the payment of any debt contained in Exhibit F has elapsed, MPC shall notify it in writing to Duvaz. It is hereby understood by the Parties that the debts that have expired due to the lapsing of time do not require payment by MPC. In this case MPC shall indemnify Duvaz against any claim that a third party may file in connection with the collection of the expired debts.

In order to avoid any doubt, the payments made by MPC to the creditors of Exhibit F shall be applied as follows: (a) US$4,160,000 (Four Million

One Hundred Sixty Thousand US Dollars) shall be the consideration for the transfer of the Properties listed in Sub-point 2.2.2 hereof, (b) US$3’260,000 (Three Million Two Hundred Sixty Thousand US Dollars) shall be the consideration for the transfer of the Properties listed in Point 3.1(a1), and (c) the remaining amount shall be the consideration for the execution of the Option Agreement (which shall be subsequently charged to the price for the transfer of the Properties listed in Exhibit A, in the event that said option is exercised).

The parties acknowledge that after the Master Agreement is signed and before the Option Agreement is registered in each one of the filing entries of the Properties outlined in Exhibit A of this Master Agreement, Duvaz might have to pay some of the obligations established in Exhibit F, by court order, arbitration award or administrative resolution issued by a court of last resort, other than through a transaction (unless otherwise expressly authorized in writing by MPC). If as to the date of this Master Agreement there is a court order, arbitration award or administrative resolution issued by a court of last resort that imposes Duvaz a payment obligation which Duvaz has failed to comply with, Duvaz shall require the consent of MPC in order to effect said payment. If an arbitration award was issued between the date of execution of the Master Agreement and before the Option Agreement is registered in the filing entries of the Properties outlined in Exhibit A that imposes a payment obligation upon Duvaz, Duvaz shall also require the consent of MPC in order to effect such payment.

Furthermore, the parties agree that after the Master Agreement is signed and before the Option Agreement is registered in each one of the filing entries of the Properties outlined in Exhibit A hereto, Duvaz may pay those obligations detailed in Exhibit F-1, without requiring the previous consent of MPC. It is hereby expressly certified that the obligations mentioned in Exhibit F-1 are part of the amount of US$13,080,824 (Thirteen Million Eighty Thousand Eight Hundred Twenty Four US Dollars) which constitutes the total obligations outlined in Exhibit F; therefore, the reimbursement by MPC of the payments effected by Duvaz of the obligations outlined in Exhibit F-1 shall, in no case, imply further payment obligations other than those expressly provided for in the Schedule of Disbursements attached hereto as Exhibit F.

MPC expressly undertakes to reimburse Duvaz for all the sums of money borne by Duvaz according to the preceding paragraphs and which, according to the Schedule of Payments contained in Exhibit F, should be borne by MPC. To that effect, within a period of three (3) days following the date of registration of the Option Agreement in each one of filing entries of the Properties detailed in Exhibit A attached hereto, Duvaz shall inform MPC on the payments it may have effected, which must be certified with the corresponding payment vouchers. Within a term of five (5) days following the receipt of said communication, MPC shall reimburse Duvaz for all the obligations borne by Duvaz, under the terms indicated in the preceding paragraphs. Notwithstanding the foregoing, the parties make it clear that under no circumstances shall the reimbursement obligations referred to in this paragraph entail further obligations for MPC than those established in Exhibit F attached hereto. Thus, the amount reimbursed by MPC in favour of Duvaz shall be in turn discounted from the amounts that MPC is obliged to pay during the first year in accordance with Exhibit F, and charged to the price to be paid to Duvaz, at the expense of Company B, for the transfer of the share interests and the aliquots of the mining concessions contained in Items (i) to (iii) of Point 2.2(a) hereof. It is hereby understood that any payment (other than the default and compensatory interest accrued as from the conclusion of the due diligence referred to in Article One of the Master Agreement) required to release the liens that may have been imposed as provided for by any court order, arbitration award or administrative resolution that exceed the amounts established in Exhibit F to the Master Agreement, shall be made at the expense of Duvaz.

Furthermore, after the Option Agreement has been registered in each one of the filing entries of the Properties outlined in Exhibit A attached hereto, MPC undertakes to reimburse Duvaz for any payment included in Exhibit F that was not effected by MPC within the term established in Exhibit F and that should have been made by Duvaz. The above-mentioned reimbursement shall be made within a period of no more than five (5) calendar days as from the date in which Duvaz requested said payment. Failure to pay within the stipulated term shall give rise to a daily penalty equivalent to 0.1% of the amount due for the period of time between the expiration date of the thirty (30)-day term and the date of actual payment.

It is hereby certified that MPC’s obligation to provide the necessary funds to cover the obligations detailed in Exhibit F shall be earmarked as part of the consideration for the transfer of the Properties outlined in Exhibit A, in case MPC would decide to exercise the option, except for the amounts corresponding to the first year of the Schedule of Disbursements that constitute the price for the transfer of the share interests and the aliquots of the mining concessions contained in Items (i) to (iv) of Point 2.2(a). MPC’s obligation to effect such payments shall continue to have full force and effect even if MPC decides not to exercise the option, in which case the payments that have been effected up to that moment by MPC in compliance with Exhibit F and those that it must continue to effect for the same reason, shall be considered as a penalty in favour of Duvaz or Company B, as the case may be.

MPC shall only be released from its obligation to furnish the funds indicated in Exhibit F if: (i) MPC has decided not to exercise the option and, in addition if (ii) the Stock Purchase Agreement has been terminated. In order to avoid any doubts, (A) MPC shall only be released from its obligation to effect the payments detailed in the Schedule of Payments contained in Exhibit F that are not due yet, and (B) MPC shall not be entitled to claim any amount of money from Duvaz or Company B for the funds which, according to the schedule in Exhibit F, have been previously provided, and which shall be considered as a penalty in favour of Duvaz or Company B, as the case may be”.

2.6                            The Parties hereby agree to amend Point 3.2(a)(1) of the Master Agreement, which shall read as follows:

“1.                             As from the execution of this Master Agreement and during the term required by MPC (which may be extended during the effectiveness of the option granted by virtue of the Option Agreement), MPC shall take part, either alone or jointly with Duvaz, in the renegotiation of the debts of said company, which are detailed in Exhibit F. Exhibit F, called “Schedule of Disbursements”, describes the timing and funds that Duvaz requires for MPC to deliver to creditors detailed therein, at the expense of Duvaz and without any reimbursement obligation for Duvaz, in order to be able to honour the obligations outlined therein. In order to avoid any doubt, it is hereby expressly certified that MPC shall be obliged to pay only the obligations expressly indicated in the above-referred Exhibit F. Therefore, any obligation not included in said Exhibit F shall correspond to Duvaz, and Duvaz shall not be entitled to pose any claim to MPC with regard to the foregoing.”

2.7                            The Parties hereby agree to replace Exhibit F to the Master Agreement with the one attached to this Addendum. The Parties hereby expressly certify that the Exhibit F replacing the first one has been drafted with the sole purpose of (A) excluding the obligations to Companía Peruana de Envases S.A. – COPE S.A., which were recorded on said exhibit and (B) detailing the accounts payable that support the subtotals of said Exhibit F.

The Parties state that the Exhibit F replacing the first one only contains the face values of the principal, as well as the interest of the accounts payable from Duvaz accrued as at December 31, 2005. Thus, the amount of the accounts payable at the moment of their payment may be higher (i.e., said Exhibit F does not contain the interest accrued as from December 31, 2005). It is hereby expressly certified that the Exhibit F replacing the first one contains a Schedule of Disbursements that details the minimum amounts of Duvaz’s debts (acknowledged as at December 31, 2005) which MPC shall be obliged to pay off for each year. In order to avoid any doubt, it is hereby certified that MPC is not obliged to make effective disbursements for the amounts indicated in the Schedule of Disbursements detailed in Exhibit F. The obligation of MPC solely entails paying off the obligations indicated in said Schedule, either by payment or any other mechanism agreed during the renegotiation of said debts (e.g. writing off). Notwithstanding the foregoing, the Parties hereby agree that the amount of US$4,160,000 (Four Million One Hundred Sixty Thousand US Dollars) corresponding to Year 1 of the Schedule of Disbursements contained in

Exhibit F, shall be paid out by MPC during the first six (6) months following the date on which the Option Agreement is registered (Exhibit E to the Master Agreement) in each one of the filing entries of the assets indicated in Exhibit A to the Master Agreement (except for the assets indicated in Point 3.1(a1) of the Master Agreement). In other words, in the case of Year 1, the obligation of MPC not only entails paying off the debts for the pertinent amount established in the Schedule of Disbursements, but also effectively disbursing an amount of US$4,160,000 (Four Million One Hundred Sixty Thousand US Dollars) in favour of Duvaz’s creditors. The Parties hereby agree that the amounts corresponding to Exhibits F and F-1 that MPC shall reimburse to Duvaz (as provided for in the Master Agreement and the following Point 2.8) shall be considered as part of the amount that MPC shall pay in favour of Duvaz’s creditors during the first six (6) months of the Schedule of Disbursements. It is hereby understood that with regard to the renegotiation of debts, MPC may freely pay off obligations for an amount additional to that whose value is indicated in the Schedule of Disbursements.

Moreover, the Parties hereby certify that the Exhibit F that replaces the first one has been drafted in US Dollars with the sole purpose of establishing (in the same currency) the total amount of the principal of the obligations that MPC shall pay to the creditors of Duvaz as provided for in Exhibit F, without this implying that the debts indicated in said Exhibit F must be paid in US Dollars. In order to avoid any doubt with regard to the foregoing, the Parties hereby agree that each one of the accounts payable indicated in Exhibit F shall be paid in the same currency in which said obligations were incurred by Duvaz.

Likewise, the Parties hereby agree that the Schedule of Payments contained in said Exhibit F shall be subsequently amended by the Parties in order to reflect the renegotiation of the debts with the creditors listed in said Exhibit F. It is hereby certified that the sole purpose of any subsequent amendment to said Exhibit F is to amend the payment dates of the obligations contained in said Exhibit F, and shall not entail a release on the part of MPC from paying the obligations indicated in said Exhibit F (except in case of expired debts and provided that the obligation to hold Duvaz harmless remains in full force and effect, as detailed in the second paragraph of Point 3.1(b) of this Master Agreement). Moreover, and notwithstanding the provisions of Point 3.2 of the Master Agreement, the Parties hereby expressly certify that the renegotiation of Exhibit F shall in no case imply that, for Year 5 of the Schedule of Disbursements, an amount higher than the one indicated for said year in Exhibit F attached hereto shall be owed.

2.8                            MPC shall reimburse Duvaz for all payments of the accounts payable contained in Exhibit F that Duvaz may have effected (as from the date of execution of the Master Agreement) even though Duvaz (i) has not complied with the proceeding established in the Master Agreement, an/or (ii) has paid said accounts payable without the prior consent of MPC. The Parties hereby expressly certify that Duvaz has credited MPC all payments of the accounts payable listed in Exhibit F that Duvaz has effected as of July 31, 2006, which are detailed in Exhibit F under the title of “Debts from Exhibit F paid by Duvaz as of July 31, 2006.  The payments of the accounts payable outlined in Exhibit F that Duvaz has effected from August 1, 2006 up to the date of execution of the Option Agreement and the Stock Purchase Agreement shall be demonstrated to MPC by Duvaz with the pertinent payment vouchers for their reimbursement. In order to avoid any doubt with respect to the foregoing, the reimbursement of all the payments indicated in this paragraph shall be carried out when MPC reimburses Duvaz for the obligations contained in Exhibit F-1 to the Master Agreement, as provided for in the fourth paragraph of Point 3.1(b) of the Master Agreement.

Provided it is previously authorized by MPC, Duvaz may pay the accounts payable detailed in Exhibit F from the date the Option Agreement and the Stock Purchase Agreement are executed up until the date the Option Agreement (Exhibit E of the Master Agreement) is registered in the filing entries of the assets of Exhibit A attached hereto (except for the assets indicated in Point 3.1(a1) of the Master Agreement). It shall be understood that said payments shall be approved by MPC as long as MPC does not object to the payment within a period of three (3) days following the written consultation by Duvaz with regard to the origin of the payment. Notwithstanding the foregoing, MPC shall reimburse Duvaz only for the payments that (A) have been previously approved by MPC, (B) are duly evidenced by the pertinent payment vouchers and (c) constitute part of the obligations indicated in Exhibit F of the Master Agreement.

2.9                             The Parties hereby agree to add Exhibits O, O-1, P, P-1, P-2, P-3, Q, R, S and T, which are attached hereto.

THREE:                                             Amendments to the Stock Purchase Agreement (Exhibit D of the Master Agreement)

3.1                               The Parties hereby agree to the following:

(A)	Amend the first and second paragraphs of Point 5.2 of the Stock Purchase Agreement.
(B)	Amend Point 5.4 of the Stock Purchase Agreement.
(C)	Amend Point 6.5 of the Stock Purchase Agreement.
(D)	Amend Article Nine of the Stock Purchase Agreement.
(E)	Delete Point 6.6 of the Stock Purchase Agreement.
(F)	Delete Exhibit C to the Stock Purchase Agreement.
(G)	Add Exhibit E to the Stock Purchase Agreement.

3.2                            The Parties hereby agree to delete Point 4.3 (iii) of the Stock Purchase Agreement attached hereto as Exhibit D to the Master Agreement.

3.3                            The Parties hereby agree to amend the first and second paragraphs of Point 5.2 of the Stock Purchase Agreement, which shall read as follows:

“Notwithstanding the conditions agreed in the foregoing Point 5.1 the Purchaser and Duvaz shall entrust the conduction of an environmental baseline study and a labour audit in relation to the matters detailed in Point 5.1 above, three (3) months prior to the expiry of the last instalment of the purchase price established in Article Four, Point 4.2, Item (v). The cost of both studies shall be borne by the Purchaser. Said studies shall be carried out by a person or company chosen by Duvaz among three (3) proposals provided by the Purchaser, who shall delimit the scope of the studies pursuant to the terms and conditions of the Master Agreement and this Stock Purchase Agreement. Duvaz’s choice shall be made within a period of three (3) business days counted as from the moment the Purchaser notifies Duvaz of the three (3) proposed companies. In the event that Duvaz fails to communicate the Purchaser about its choice within the above-mentioned period, the Purchaser shall be entitled to choose the company that shall carry out the studies, out of the three (3) companies proposed. Duvaz, jointly and severally with the Agents, undertakes to provide all the information that may be necessary to conduct said study.

If, under the terms hereof, the Purchaser is bound to pay the last instalment of the purchase price established in Article Four, Point 4.2, Item (v) and, on such date, it has not yet notified its decision to exercise or not the option set forth in the Option Agreement, then such instalment shall be deposited, in whole or in part, in an Escrow Account (the “Escrow Account”) to be opened for that purpose by the Purchaser in Banco de Crédito del Perú or Banco International del Perú (Interbank) or Scotiabank Peru S.A.A. or, otherwise, in a renowned bank approved by both parties”.

3.4                            The Parties hereby agree to amend the second paragraph of Point 5.4 of the Stock Purchase Agreement, which shall read as follows:

“The terms and conditions that shall govern the management and settlement of the Escrow Account are contained in Appendix E to this Stock Purchase Agreement. The Parties agree that the Escrow Account shall be opened in any of the banks indicated in the second paragraph of Point 5.2 hereof before the date on which payment must be made of the last instalment for
US$1,666,666.67 (One Million Six Hundred Sixty-Six Thousand Six Hundred Sixty-Six and 67/100 US Dollars) established in Point 4.2(v) hereof The Purchaser shall have the right to withhold the payment of this last instalment until it is proven to him that the Escrow Account has been opened in one of said banks”.

3.5                            The Parties hereby agree to amend the entire Point 6.5 of the Stock Purchase Agreement, which shall read as follows:

“For the purposes of the transfer of the Assets indicated in the foregoing Points 6.1 to 6.4 In favour of Company B, Company B and Duvaz shall enter into transfer agreements under the terms and conditions established in Exhibits Q, R and S to the Master Agreement.  Previously, Duvaz and the Agents must have made every effort to obtain the necessary authorizations to formalize the transfer of the Assets detailed in Points 6.1, 6.3 and 6.4 of this Article. With regard to the Asset detailed in Point 6.2, it shall be transferred as provided for in Sub-point 2.2.2 of the Master Agreement.

If (A) Duvaz and the Agents fail to obtain the consents required to formalize the transfer of the Asset detailed in Point 6.1; and/or (B) if after the transfer of the Assets contained in Points 6.3 and 6.4, the co-owners of Duvaz exercise their right of revocation, then, the Purchaser shall be entitled to discount from the amount to be paid as provided for in Exhibit F to the Master Agreement an amount equivalent to the value of the Assets that are not transferred to Company B according to the terms established hereinbelow.

The discount referred to in the foregoing paragraph shall be made from the first payment that must be done according to Exhibit B to the Master Agreement, after receiving from the Agents or Duvaz the notice referred to in Point 2.2.2 of the Master Agreement. In the event that the first payment is not enough to cover the total amount of the above-referred discount, it shall be deducted from the following payments until completing such total amount.

In other words, and by way of example, if it is not possible to transfer the share interests of the Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo, the Purchaser shall be exempted from paying the instalment(s) set forth in Exhibit F to the Master Agreement until completing the full amount of the above-referred discount established for said Asset.

It is hereby understood that, with regard to the mining concessions “La Demócrata” and “Maria Celina”, which are jointly owned, and, thus, as its co-owners have rights of revocation in respect of the transfer of aliquots the discount shall be considered applicable provided that any of the co-owners has exercised its right of revocation, regardless of the time in which the action for revocation is notified and as long as such action has been filed within the term established for the exercise of the right of revocation set in the Civil Code.

It is hereby understood between the parties that the eventual non-compliance by the party who exercises the right of revocation or the right of first refusal with its obligations before Duvaz or the Agents, shall not imply any right of claim against the Purchaser, whose obligation shall be reduced by the amount corresponding to each Asset in respect of which the right of first refusal or revocation may have been exercised. Therefore, the obligation to pay the instalments contained in Exhibit F to the Master Agreement, subject matter thereof, shall be extinguished without prejudice to the provisions of the following paragraph.

It is also hereby understood between the Parties that in the event of non-compliance by those who have exercised the right of first refusal or revocation with the obligations assumed before Duvaz for the purposes of said exercise, and if said non-compliance results in: (a) the termination of the transfer agreements of the share interests and/or ideal shares, and the registration of said termination in the filing entries of the Assets indicated in Points 6.1, 6.3 and

6.4 above; or (ii) an agreement reached between Duvaz and the partners of co-owners whereby the exercise of the right of first refusal or revocation in respect of the Assets indicated in Points 6.1, 6.3 and 6.4 above is rendered ineffective, the Purchaser must acquire the Assets subject matter of said termination, assuming, in such case, the payment of the outstanding price, provided that the amount which has already been paid does not have to be reimbursed by Duvaz In that case, the payment of the price shall be made by applying it to the payments outlined in Exhibit F to the Master Agreement which are pending as of the date on which Duvaz notifies the Purchaser of the contents at this paragraph.

For the application of the price and the eventual discount indicated to the second paragraph of this Point 6.5, the value of the Assets detailed in Points 6.1 to 6.4 shall be as follows:

a)                                For the concession “Juanita”, the value agreed by the parties to be assigned to 50% of the share interests of the S.M.R.L Juanita de Huancayo shall amount to US$3,500,000 (Three Million Five Hundred Thousand US Dollars).

b)                               For the concession “Pilar”, the value agreed by the parties to be assigned shall amount to US$20,000 (Twenty Thousand US Dollars).

c)                                For 33.33% of the concession “Maria Celina”, the value agreed by the parties to be assigned shall amount to US$450,000 (Four Hundred Fifty Thousand US Dollars).

d)                               For the 33.33% of the concession “La Demócrata”, the value agreed by the parties to be assigned shall amount to US$190,000 (One Hundred Ninety Thousand US Dollars).

3.6                            The Parties hereby agree to delete Point 6.6 of the Stock Purchase Agreement, attached hereto as Exhibit D to the Master Agreement.

3.7                            The Parties hereby agree to amend Article Nine of the Stock Purchase Agreement, which shall read as follows:

“NINE:                                           Security Interest on Class “A” Shares

9.1                      The parties hereby establish that, as from the execution of the Stock Purchase Agreement, a security interest shall be automatically established on all the Shares A in favour of the Sellers, up to an amount of US$7,000,000 (Seven Million US Dollars), to guarantee the fulfillment of all the Purchaser’s obligations hereunder, including but not limited to the payment of the price agreed in Article Five above, as well as any other obligation of the Purchaser under the Master Agreement and the Option Agreement (the “Secured Obligations”).

It is hereby placed on record that the security interest referred to in the foregoing paragraph shall be applied, at all times, to the shares representing, at all times, a hundred percent (100%) of the Class “A” Shares, so that, in any case of capital Increase, the security interest shall be automatically extended to all the Class “A” shares issued by Company B, except in the cases of partial reduction of the security interest value, as provided for in Point 9.4 of this Article.

In the event of the non-fulfillment or the partial, late or defective fulfillment of the Secured Obligations by the Purchaser, should it be the case, the parties hereby expressly agree that the Class “A” Shares shall be executed in court, as provided for in the Code of Civil Procedure.  In order to avoid any doubt with regard to the foregoing, the parties hereby expressly agree not to submit to the proceeding for the execution of the security interest regulated by Section 47 et seq. of the Security interest Act.

9.2                            In accordance with the provisions set forth in Section 109 of the Business Corporations’ Act, the Purchaser hereby expressly places on record that, during the effectiveness of the security interest hereby created, the Sellers shall exercise any and all political and economic rights over the Class “A” Shares.

If the results of any fiscal year reveal distributable profits, in accordance with the financial statements of Company B, the excess shall be distributed to the Sellers, in equal parts, and applied to the payment of the following instalment or instalments of the price, as the case may be.

9.3                            The parties hereby undertake to carry out all the acts and proceedings that may be required to formalize the registration of the security interest in the Registry of Security Interests, as well as in the Share Register of Company B.  The security interest referred to in this Article Nine must be registered in the Registry of Security Interests within a period of thirty (30) days following the execution of this Stock Purchase Agreement. Likewise, such security interest must be entered in the Share Register of Company B, on the same date on which the transfer of the Class “A” Shares in favour of MPC is recorded.

9.4                            The security interest shall be automatically released upon payment of the full purchase price, without prejudice to the reductions in the security interest value referred to in the following Point 9.5 of this Article. Similarly, the ownership and exercise of the political and economic rights appertaining to Class “A” Shares shall revert to the Purchaser once the full purchase price has been paid.

In order to generate the consequences set out in the preceding paragraph, it shall suffice that both parties execute a certificate evidencing the payment of the full purchase price. Said certificate shall be subsequently recorded in the Share Register of Company B as well as in the pertinent entry of the Registry of Security Interests.

9.5          Without prejudice to the provisions set forth in the preceding point, the value of the security interest shall be progressively reduced as from the payment of the third instalment of the price established in Article Four hereof. The security interest shall be reduced as follows:

(i)           Upon payment of the third Instalment agreed in Article Four, Point 4.2, Item (iii), the value of the security interest shall be reduced by twenty percent (20%) and the security interest shall be released in respect of the number of Class “A” Shares representing twenty percent (20%) of the Class “A” Shares.

(ii)          Upon payment of the fourth instalment agreed in Article Four, Point 4.2, Item (iv), the value of the security interest shall be reduced by an additional twenty percent (20%) and the security interest shall be released in respect of the number of Class “A” Shares representing twenty percent (20%) of the Class “A” Shares.

(iii)         Upon payment of the fifth instalment agreed in Article Four Point 4.2, Item (v) and, consequently, upon payment of the full price, the full security interest on all Class “A” Shares hall be released. To this effect, it shall be understood that the price has been paid in full when the price adjustments mentioned in Article Five and the final settlement of the Escrow Account are performed so that any balance that may exist in such Escrow Account in favour of the Sellers is refunded to them.

In order to generate the consequences envisaged in this Point 9.5, it shall suffice that both parties execute certificates evidencing the payment of the respective instalments of the purchase price Said certificates shall be subsequently entered in the Share Register of Company B, as well as in the pertinent entry of the Registry of Security Interests. The reduction in the security interest value shall imply that the political and economic rights corresponding to such shares shall revert to the Purchaser and may be exercised by the Purchaser.

Both parties may agree to replace the security interest for any other collateral or personal guarantee to the satisfaction of the Sellers’ interests. Nevertheless, it is hereby expressly placed on record that this replacement may only be made with the express written consent of the Sellers.

9.6                            As set forth in Point 11.1 of Article Eleven of the Stock Purchase Agreement, the Purchaser may not transfer the Class “A” Shares or the Class “B” Shares until the price referred to in Article Four has been fully paid-up or as long as the term of ten (10) years counted as from the execution of this Stock Purchase Agreement is in full force and effect, whichever occurs first”.

3.8                            The Parties hereby agree to delete Exhibit C to the Stock Purchase Agreement.

3.9                            The Parties hereby agree to insert the appendix attached hereto as Appendix E to the Stock Purchase Agreement.

FOUR:                                                 Amendments to the Option Agreement (Exhibit E to the Master Agreement)

4.1                             The Parties hereby agree to the following:

(A)	Amend Point 5.5 of the Option Agreement.
(B)	Add a second paragraph to Point 6.1 of the Option Agreement.
(C)	Amend Point 10.1 of the Option Agreement.
(D)	Delete Exhibit C to the Option Agreement.
(E)	Add Appendices E, E-1 and F to the Option Agreement.

4.2                             The Parties hereby agree to amend the entire Point 5.5 of the Option Agreement, which shall read as follows:

“5.5                       Within a period of ten (10) days following notification of the communication whereby MPC states its intention to exercise the Option as provided for in Point 4.1 of this Option Agreement, Duvaz and MPC must notify the partners of Duvaz in the Limited Liability Mining Companies contained in Points 5.2, 5.3 and 5.4 above, of their intention to transfer the share interests of Duvaz in said companies, so that said partners may notify Duvaz of their intention to exercise or not their right of first refusal. With regard to the joint ownership mentioned in the foregoing Point 5.1, and within a period of ten (10) days following the transfer of said asset, as a result of the exercise of the option contemplated in this Option Agreement, Duvaz and MPC must notify the co-owners of the transfer of their aliquots. The texts evidencing the said communications and notices must be in line with the texts attached hereto as Appendices D, E and E-1.

Should Duvaz fail to notify MPC, within a term of thirty (30) days following reception thereof, of the replies provided by any of its partners or co-owners with regard to their desire to exercise their right of first refusal or revocation, (A) MPC shall be entitled to discount from the obligations contained in Exhibit F to the Master Agreement, as a penalty, twice the value of the above-mentioned Properties in respect of which MPC may have failed to notify MPC of the reply of its co-owners, or, in the event that there are no amounts from which said discount might be carried out, (B) Duvaz shall be obliged to pay for the difference until completing the full amount of the above-referred discount within a period of ninety (90) days following the date on which Duvaz was requited to comply with said payment by MPC.

If (A) Duvaz and the Agents have failed to obtain the authorizations required to formalize the transfer of the Assets listed in Points 5.2 to 5.4 hereof; and/or, (B) if, after the transfer of the Asset detailed in the preceding Point 5.1, the co-owners of Duvaz exercise their right of revocation, MPC shall be entitled to discount from the obligations pending payment outlined in Exhibit F to the Master Agreement, an amount equivalent to the value of the above-mentioned Assets that are not transferred to MPC (in accordance with the values established hereinbelow), or if there are no amounts from which to make the discount, Duvaz shall be obliged to pay the difference until completing the total amount of said discount. Such reimbursement shall be carried out within a term not to exceed ninety (90) days after the exercise of the right of first refusal or revocation by the members or co-owners.

Without prejudice to the foregoing, the referred discount shall be made from the first payment that must be effected according to Exhibit F to the Master Agreement, after receiving the communication of the members of the legal companies exercising their rights of first refusal or the communication of the co-owners exercising their right of revocation. If the first payment is not sufficient for covering the referred discount, it shall be made from the following payments until completing the amount of the discount or otherwise, Duvaz shall be obliged to pay MPC the difference until completing the total amount of said discount.

In other words, and by way of example, if it is not possible to transfer the share interests of Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo, MPC shall be exempted form making the payment of the instalment(s) established in Exhibit F to the Master Agreement until completing the amount of the said discount established for such Asset, or otherwise, Duvaz shall be obliged to pay MPC the difference until completing the total amount of said discount.

It is hereby understood that, in the case of the mining concession “Calabaza”, which is subject to the co-ownership system; and therefore, as its co-owners have rights of revocation regarding the transfer of aliquots, MPC shall be authorized to carry out the above-mentioned discount (and/or Duvaz shall be obliged to pay MPC an amount equivalent to the value of such ideal shares) to the extent that any of the co-owners has exercised its rights of revocation, regardless of the time in which the action for revocation is notified and provided that such action has been filed within the term established for the exercise of the right of revocation set forth in the Civil Code.

It is hereby understood between the parties that the eventual failure by the person who exercises the right of revocation or the right of first refusal to comply with the obligations assumed before Duvaz or the Agents shall not confer any right of claim against MPC, whose obligation shall be reduced by the amount corresponding to each Asset in respect of which the rights of first refusal or revocation have been exercised. Therefore, the obligation to pay the instalments outlined in Exhibit F to the Master Agreement, subject matter of said discount shall be extinguished without prejudice to the provisions of the following paragraph.

Without prejudice to the foregoing, it is also understood that in case of non-compliance by those who have exercised the rights of first refusal or revocation with the obligations assumed before Duvaz due to such exercise, and if said non-compliance results in: (i) the termination of the transfer agreement of the share Interests and the registration of such termination in the filing entries corresponding to the pertinent mining companies and/or concessions; or (ii) an agreement reached between Duvaz and the members or co-owners whereby the exercise of the rights of first refusal or revocation is rendered ineffective: MPC shall acquire the Assets subject matter of such termination assuming in such case the payment of the price pending payment, provided that the amount that has already been paid does not have to be reimbursed by Duvaz. In such a case, the payment of the price shall be made by applying it to the payments detailed in Exhibit F to the Master Agreement which have been made by MPC up to a value equivalent to the transferred Asset.

For purposes of calculating the price and the obligation of DUVAZ referred to in the second paragraph of this Point 5.5, the value of the Assets detailed in Points 5.1 to 5.4 shall be as follows:

a)                                 For the mining concession “Calabaza”, the value agreed by the parties to be assigned to 33.33% of it amounts to US$945,400 (Nine Hundred Forty-Five Thousand Four Hundred US Dollars).

b)                                For the share interests of Sociedad Minera de Responsabilidad Limitada “Grancero de Huancayo”, held by Duvaz (company holder of the mining concessions “Grancero” and “Lola”), the value agreed to be assigned by the parties is US$1,988,600 (One Million Nine Hundred Eighty-Eight Thousand Six Hundred US Dollars).

c)                                 For the mining concession “Pobre Diablo”, the value agreed by the parties to be assigned to 20% of it is US$326,000 (Three Hundred Twenty-Six Thousand US Dollars).

4.2          The parties agree to add a second paragraph to Point 6.1 of the Option Agreement, which shall read as follows:

“In order to avoid any doubts, the payments made by MPC to the creditors listed in Exhibit F to the Master Agreement shall be applied as detailed below: (a) US$4,160,000 (Four Million One Hundred Sixty Thousand US Dollars) shall be the consideration to be paid for the transfer of the Properties listed in Sub-point 2.2.2 of this Master Agreement; (b) US$3,260,000 (Three Million Two Hundred Sixty Thousand US Dollars) shall be the consideration to be paid for the transfer of the Assets listed in Points 5.1 and 5.4; and (c) the remaining amount shall be the consideration to be paid for the execution of the Option Agreement (which shall be subsequently applied to the price of the transfer of the Assets listed in Appendix A, should the Option be exercised).”

4.3	The parties agree to amend Point 10.1 of the Option Agreement to read as follows:

“10.1

The parties agree that, in the event that MPC notifies DUVAZ of its intention to exercise the Option, the duty of MPC to pay off the obligations detailed in the Schedule of Disbursements attached to the Master Agreement as Exhibit F (and which also forms an integral part of the Master Agreement as Exhibit F) shall be applied to the compensation for the execution of the Transfer Agreement except for the payments corresponding to the first six (6) months of the aforesaid Schedule, which shall be considered as payment for the price of the share interests and aliquots of the mining concessions established in Sub-points 2.2.2(i) to 2.2.2(iii), as well as the mining concession “Pilar” indicated in Sub-point 2.2.2(iv) of the Master Agreement, purchased by Company B. It is hereby understood between the parties that MPC shall not be bound to pay off the obligations mentioned in Exhibit F to the Master Agreement up to the value assigned to the Assets outlined in Points 5.1 to 5.4 of this Option Agreement, if the members of the limited liability mining companies holders of the concessions or their co-owners exercise their right of first refusal or right of revocation and these Assets are not transferred to MPC. Likewise, MPC shall pay DUVAZ, as consideration for the execution of the Transfer Agreement, a royalty on the production extracted from such Assets, under the terms and conditions set forth in the Royalty Agreement to be entered into by and between both parties for that purpose, a sample of which is contained in Exhibit H to the Master Agreement.”

4.4	The Parties agree to delete Appendix C to the Option Agreement.

4.5	The Parties agree to add the appendices to this Addendum to the Option Agreement as Appendices D, E and E-1.

FIVE: References

5.1

The Parties expressly agree that any reference, mention or allusion to the term “pledge” in the Master Agreement, as well as in all Its Exhibits and Appendices thereto (e.g. in the Stock Purchase Agreement or the Option Agreement), must be understood as a reference, mention or allusion to the term “security interest”, regulated by the Security Interest Act, Act 28677.

5.2

The Parties expressly agree that any reference, mention or allusion to Company B in the Master Agreement, as well as in all its Exhibits and Appendices thereto (e.g. in the Stock Purchase Agreement or the Option Agreement), must be understood as a reference, mention or allusion to Sociedad Minera Centenario S.A.C.

SIX: Term of the Addendum

The amendments to the Master Agreement and the Exhibits thereto indicated in Articles Two, Three and Four of this Addendum shall come into force at the time this Addendum is executed by the Parties and ratified by the Shareholders’ Meeting of DUVAZ with the favourable vote of at least fifty percent (50%) of the voting shares. Said Shareholders’ Meeting must be held within a term not to exceed thirty (30) days following execution of this Addendum. MPC shall be entitled to retain payment of the instalment for US$1,000,000 (One Million US Dollars), stipulated in Point 4.2(iii) of the Stock Purchase Agreement, and to suspend the following payments derived from the Stock Purchase Agreement and the payments contemplated in Exhibit F, until the date when it is demonstrated that DUVAZ has actually held a Shareholders’ Meeting to ratify the terms of this Addendum, as set forth in this paragraph.

In order to avoid any doubts, it is placed on record that, as from the execution hereof, the provisions of the Master Agreement which are amended hereunder shall cease to be in effect and, consequently, the Parties shall not be bound to comply with them.

SEVEN: Validity of the terms and conditions set forth In the Master Agreement

The Parties expressly place on record that the terms and conditions of the Master Agreement which have not been amended hereunder shall remain in full force and effect and, consequently, the Parties are bound to comply with them.

Executed in two counterparts in Lima this 13th day of October 2006

MPC	DUVAZ
(two illegible signatures)	(two illegible signatures)
Representatives: Charles Graham	Representatives:	Jaime	Rodríguez
Preble and H. Eric Peitz	Mariátegui	Proaño	and	Gonzalo
Rodríguez Mariátegui Canny

(illegible signature)	(illegible signature)
Luis Rodríguez Mariátegui Canny	Jaime Rodríguez Mariátegui Proaño
For: Luis Rodríguez Mariátegui Proaño

(illegible signature)	(illegible signature)
Luis Rodríguez Mariátegui Canny	Gladys Maria Blume Mazzini
For: Maria Josefa Canny Castro

(illegible signature)	(illegible signature)
Luis Rodríguez Mariátegui Canny	Jaime Rodríguez Mariátegui Blume

(illegible signature)
Melissa Gabriela Patroni Dedekind

AUTHENTICATION OF SIGNATURE ON THE REVERSE SIDE HEREOF

Ricardo Fernandini Barreda Notary Public in and for Lima

RICARDO FERNANDINI BARREDA

ATTORNEY-AT-LAW AND NOTARY PUBLIC IN AND FOR LIMA

I DO HEREBY CERTIFY THAT the foregoing signatures are the true, proper, and respective handwriting of:

•       Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, acting on behalf of Sociedad Minera Austria Duvaz S.A.C., as per powers of attorney registered in Entry 11392644 of the Registry of Companies in and for Lima and El Callao and specifically in the minutes of the Shareholders’ Meeting held by Sociedad Minera Austria Duvaz S.A.C. on March 14, 2006; the first one also acting on his own behalf.

•      Luis Martin RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, acting on behalf of Luis RODRÍGUEZ MARlÁTEGUI PROAÑO and María Josefa CANNY CASTRO, as per power of attorney registered in Electronic Entry 11035745 of the Registry of Mandates and Powers of the Registry of Individuals in and for Lima and El Callao who also signs on his own behalf.

•      Jaime RODRÍGUEZ MARIÁTEGUI PROAÑO, identified by National Identity Card (DNI) 09154499.

•      Jaime RODRÍGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 09389280.

•      Luis Martin RODRÍGUEZ MARlÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881.

•

Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967 and H. Eric PEITZ, identified by Alien ID Card (CE) 000190392, acting on behalf of Minera Periú Copper S.A., as per powers of attorney registered in Entry 11532703 of the Registry of Companies in and for Lima and El Callao

•	Gladys Maria BLUME MANZINI, identified by National Identity Card (DNI) 08802895.
•	Melissa Gabriela PATRONI DEDEKIND, identified by National ldentity Card (DNI) 10308801.

To all of which I attest in the city of Lima on October 13, 2006.

(signed)	Ricardo Fernandini Barreda
Attorney-at-Law and Notary Public in and for Lima

Seal of the Notaries Association in and for Lima

LIST OF NEW EXHIBITS AND APPENDIXES

1.             NEW EXHIBITS TO THE MASTER AGREEMENT:

Exhibit F:	Schedule of Disbursements
Exhibit O:	Communication Form for the transfer of Interests in the concessions detailed in Point 2.2(a)(i) (“Juanita”).
Exhibit O-1:	Communication Form for the transfer of interests in the concessions detailed in Points 3.1(a1)(ii), 3.1(a1)(iii) and 3.1 (a1)(iv) (“Grancero”, “Lola” and “Pobre Diablo”).
Exhibit P:	Communication Form for the transfer of aliquots to be applied to the co-owners of the concessions detailed in Points 2.2(a)(ii) and 2.2(a)(iii) (“La Demócrata” and “Maria Celina”).
Exhibit P-1:	Communication Form for the transfer of aliquots to be applied to the co-owners of the concession detailed in Point 3.1(a1)(i) (“Calabaza”).
Exhibit P-2:	Form of the notice for exercising the right of revocation applicable to the co-owners of the concessions detailed in Points 2.2(a)(ii) and 2.2(a)(iii) (“La Demŏcrata” and “Maria Celina”).
Exhibit P-3:	Form of the notice for exercising the right of revocation applicable to the co-owners of the concession detailed in Point 3.1(a1)(i) (“Calabaza”).
Exhibit Q:	Form of the agreement for the transfer of share interests in S.M.R.L. Juanita de Huancayo.
Exhibit R:	Form of the agreement for the transfer of aliquots of concessions “La Demócrata” and “Maria Celina”.
Exhibit S:	Form of the transfer agreement of concession “Pilar”.
Exhibit T:	List of the participants of the co-ownership succession of concessions detailed in Points 2.2(a)(ii) and 2.2(a)(iii) (“La Demócrata” and “Maria Celina”).

2. NEW APPENDICES TO THE PURCHASE AGREEMENT:

Appendix E:	Form of the Escrow Account Agreement

3. NEW APPENDICES TO THE OPTION AGREEMENT:

Appendix D:	Communication Form for the transfer of interests in the concessions detailed in Points 5.2 to 5.4 (“Grancero”, “Lola” and “Pobre Diablo”).
Appendix E:	Communication Form for the transfer of aliquots to the co-owners of the concession detailed in Point 5.1 (“Calabaza”)
Appendix E-1:	Form of the notice for exercising the right of revocation to be applied to the co-owners of the concession detailed in Point 5.1 (“Calabaza”)

EXHIBIT F TO THE MASTER AGREEMENT

US$
Financial debts	2,770,635
CTS	3,073,669
Trade accounts payable
3.1 Suppliers	1,231,319
3.2 Accruals	829,250
3.2 Payroll payables	150,143
3.4 Others	499,911
2,710,622
Tax liabilities	3,153,955
Third-party debts	621,943
Other debts	750,000
Total (a)	13,080,824

SCHEDULE OF DISBURSEMENTS

AÑO	US$

1	4,496,914
2	3,162,917
3	2,268,312
4	1,114,891
5	2,037,790
TOTAL	13,080,824

1. Financial Debts

US$
COFIDE 1	1,401,670
COFIDE 2	1,297,667
COFIDE 3	48,818
COFIDE 4	22,480
2,770,635

2. SEVERANCE PAY

	US$
Employees Lima
Armuto Huahuamullo Catalina	1,354
Benites Vasquez Emma Patricia	14,350
Bravo Sandoval Rocio	1,950
Bruno Ibarra Pedro Amadeo	5,279
Cardenas Castillo Samuel	220
Chavez Mauricio Amanda Casilda	456
Enriquez Florian Marco	2,775
Espejo Jimenez Armando	59,244
Espinal Huamani Amador	289
Flores Farfan Gladis	12:596	-
Fuerte Briceño Caňos Alfonso	410
Gudiel Ramirez Keniye	2,232
Leiva Paredes Alex	11,571
Liendo Gutierrez Samuel	9,365
Mayta Fabian Romulo	8,426
Medina Salas Severo Jorge	3,119
Mendoza Contreras Carlos	122
Mimbela Camero Pablo	2,443
Moreno Moreno Irma	1,189
Muñoz Carrasco Jaime	73,211
Namot Castillo Luciano	13,574
Neyra Valverde Juan	100
Olazabal Tellez Rafael	141
Ortiz Camarena Satumino	4,161
Oswaldo Quispe Rua	3,090
Paz Manrique Nelida	33,424
Perez Enriquez Edward Wilfredo	257
Pilco Galoc Ramiro	32,796
Puclias Barreto Rosa Luz	69
Ramirez Florencio Raymundo	504
Rebata Dávalos Maria	13,446
Santillan Castro Elita Luz	122
Serrano Rodriguez Delfin Jesus	1,625
Silva Palva Carlos Alberto	2,496
Soto Malpica Walter	2,511
Velazco Matos Ivan	3,018
Villaizan Palomino Aracely	132
Vizcarra Fernandez Victor	15,229
Zamudlo Gutierrez Pedro	8,401
Zevallos Rupay Beatriz	10,723
Total Employees	356,420

Workers
Aguilar Quispe, Leonidas	13,698
Aguilar Turpo, Mario Leonidas	425
Alanya Asto, Custodio	10,347
Alanya Asto, Eloy Belealdo	896
Alcantara ChuquIllanqui, Moises	678
Alderete Condor, Eloy	210
Alderete Espinoza, Jose Pele	10,676
Alfonso Bendezu, Basilio	9,463
Alfonso Garcia, Bernardino	16,656
Aliaga Huarnan, Humberto	9,979
Aliaga Huaynalaya, Domingo	14,142
Antonio Alanya, Macarlo	15,907
Antonio Huarcaya.Gregorio	11,389
Arias Antara, Edilio	12,114
Arisaca Quispe, Félix	16,849
Artica Calero, Edy Luis	678
Arzapalo Ore, Daniel	134
Asto Duran, Guillermo	15,127
Asto Mendoza, Justodio	10,618
Atachahua Ursua, Elvis Antonio	678
Baldoceda Ubaldo, Cesar Juan	802
Baldoceda Ubaldo, Miguel Angel	10,999
Barja Laureano, Ismael	353
Barja Ponce, Eleazar	11,240
Barja Ponce, Lider	9,220
Barzola Oropesa, Filólogo	14,608
Batalla Castillo, Luis Alberto	580
Bazan Rodriguez, Wiliam	103
Bello Ayllon, Rufilio	9,188
Benancio Santos, Dionicio	112
Berrospi Hurtado, Litto Robert	129
Blas Velasquez, Juan	15,649
Bonifacio Cerron, Modesto	14,346
Bravo Evangelista, Nemesio	9,856
Cahuapaza Flores, Nicolas	15,585
Cajahuanca Rupay, Marcial Juan	313
Calcina Pacha, Epifanio Pelayo	93
Calixto Santos, Santiago	17,022
Canales Quispe, Teodoro	233
Cancapa Lluicho, William Godofredo	313
Canchaya Baldeon, Crisologo	14,519
Cardenas Huaynate, Juan Olver	9,880
Cardenas Huaynate, Roberto	16,307
Cardenas Quintana, Weber	10,609
Carhuaricra Lianos, Félix	15,226
Carhuaricra Quispe, Ramón	9,687
Carlos Reyna, Antioco	20,931

Casas Davila, Máximo	12,916
Casas Espinoza, Leoncio Ellas	751
Castañeda Melendez, Edgar Aquiles	90
Castro Chulan, Hugo	902
Ccente Acuña, Rigoberto	11,407
Ccente Garcia, Fortunato	8,310
Chamorro Mosquera, Fernando	8,965
Champi Huampa, Juan Jose	339
Chavez Cardoso, Pablo Jacinto	15,272
Coronel Juarez, Carlos Antonio	224
Cosi Ventura, Zenon	11,177
Crispin Sedano, Juan Alejandro	70
Cuadrado De La Cruz, Jacinto	10,026
Cuicapuza Nahuinripa, Carlos	164
Damian De La Cruz, Mesias	93
Davila Basurto.Severo	11,676
Davila Gomez, Hever Sabel	13,350
Davila Huaman, Plinio	10,315
Davila Quinto, Cesar Francisco	218
De La Cruz Palacios, Hever	10,380
De La Cruz Quispe, Juán	16,517
Delgadillo Cajahuanca, Mario	11,472
Enriquez Perez, Cirilo	14,503
Espinoza Bendezu, Aurelio	17,237
Espinoza De La Cruz, Vicente	14,492
Espinoza Soto, Miro	16,195
Esquivel Villavicencios, Felix	940
Esteban Yngaruca, Florentino	12,237
Evazeto Condor, Rodolfo	9,186
Fabian Ninahuanca,Andres	8,691
Floras Rojas, Luis	9,438
Fura Chura, Juan Carlos	678
Gago Pariona, Percy	123
Gallardo Limaylla, Wile Hector	794
Gallardo Mayta, Junior Michel	59
Garcia Pariona, Saturnino	12,678
Gaspar Chavez, Baloy	10,719
Gaspar Ponce, Segundo	19,089
Gonzales Benito, Reymundo	11,541
Gonzales Garcia, Luis	15,646
Gonzales Valer, Jose	10,482
Huahuacondori Lampa, Laureano	10,187
Huaman Cajahuanca, David Jesus	668
Huaman Coca, Severo	10,505
Huaman Vargas, Ronald Nery	79
Huaman Vilchez, Florentino	10,697
Huamani Rodrigo, Fredy Angel	23
Huamani Tuncar, Crispin	12,788

Huancapcha Cristobal, Teodoro	10,537
Huayta Gaspar, Pedro	13,077
Huayta Meza, Eddy Roger	805
Huerta Cierto, Cesar	859
Huerta Cierto, Pablo Isaac	82
Huerta Cierto, Teodosio	13,077
Inga Orosco, Ever	14,685
Inga Santos, Fabian	11,871
Ingaruca Rojas, Marciano	9,999
Izarra Ochoa, Rubèn Teologo	14,299
Izquierdo Leon, Bartolome	11,068
Izquierdo Leon, Jesús	11,414
Javier Yalico, Serapio	9,257
Lanco Soto, Prospero	16,211
Laura Lampa. Alejandro	19,354
Laura Muñoz, Victor	313
Leon Astuvilca, Jaime	10,732
Leon Chuquillanqui, Esteban	12,851
Leon Jurado, Edwin Roberto	164
Leonardo Machaca, Simón	15,421
Llanco Pacheco, Edson Percy	940
Lopez Coser, Teobaldo Albino	13,812
Machacuay Chuco, Cornelio	9,202
Machacuay Ponce, Alejandro	11,532
Malima Briceño, José	11,252
Malima Morales, Rodolfo Hever	9,476
Malpica Cuadros, Jesus	14,679
Manrique Piñlas, Cesar Jose	193
Marcelo Toribio, Adolfo	12,390
Martinez Garay, Jesús Marcelino	11,137
Meza Cabanillas, David Aurelio	902
Meza Chuco, Feliciano	16,728
Meza Pomalaza, Wilfredo Carlos	761
Millan Figueroa, Elmer	11,549
Montero Artica, Rodolfo Hllarlo	90
Mucha Aliaga, Gregorio	10,445
Mucha Carhuancho, Marcelo	12,169
Mucha Gomez, Luis Alex	322
Muña Canapa, Remigio	9,103
Nieva Navarro, Jaime	14,989
Ordoñez Gangali, José	10,684
Orellana Mendoza, Carlos	307
Orosco Yantas, Sebastian	9,718
Ortiz Rodriguez, Jose Luis	902
Osores Davila, Feliciano	12,226
Osores Gomez, Idelfonso Raúl	12,496
Pablo Luis, Moisés	12,322
Paez Manrique, Teodosio	13,005

Panez Condor, Hugo Oscar	10,670
Papuico Salome, Hercilio	17,916
Pardo Basilio, Nestor	157
Pariona Acuña, Hemógenes	15,328
Pariona Hinostroza, Freddy	10,244
Pariona Montes, Gregorio	19,201
Pariona Sachahuaman, Juan Edson Roger	179
Pariona Torres, Leandro	10,423
Peña Reyes, Valerio	70
Perez Barrera, Patricio	14,825
Perez Rojas, Jorge Luis	117
Poma Cajahuanca, Pedro Pablo	326
Poma Santiago, Ernesto Ricardo	629
Pomahuali Mangualaya, Jose Antonio	350
Pomasunco Arzapaloi, Oscar	14,076
Ponce Gaspar, Eleodoro	14,908
Ponce Herquinio, Rolando	11,738
Quincho Burgos, Juliom Faustino	11,029
Quinto Toralva, Jesus Benedicto	979
Quinto Trinidad, Josué Abel	177
Quispe Cardenas, León	14,894
Quispe Clemente, Felipe	11,734
Quispe Clemente, Paulino	15,145
Quispe Huarcaya, Libito	16,635
Quispe Maldonado, Aslsclo	16,069
Quispe Moran, Mauro	14.440
Quispe Parisaca, Fabian	18,156
Ramirez Flores, Edgar	932
Ramos Huaman, Sixto	15,432
Raymundo Canchuricra, Francisco	11,764
Reina Carlos, Saúl Ames	15,759
Reina Terreros, Rolando Ulisis	10,328
Reyes Jimenes, Eugenio	896
Rimari Condor, Cesar	23
Rodríguez Cesar, Eleodoro Ludilto	150
Rodríguez Machuca, Aurelio Martin	521
Rojas Flores, Félix	10,773
Rojas Huamani, Jose	112
Rojas Mauricio, Longino	16,235
Rojas Quispe, Rodolfo	11,799
Rojas Quispe, Segundino	313
Rojas Rivas, Alfredo	14,469
Rojas Rivera, Samuel	859
Rojas Sanchez, Mateo	301
Romero Hurtado, Luis Antonio	10,470
Romero Rivas, Rodolfo	9,439
Romero Torres, Esteban	339
Salcedo Chahua, Herminio	802

Samaniego Solorzano, Rolando	70
Sánchez Borja, Silverio	13,239
Sánchez Del Cuadro, Fidencio	226
Sancho Zavala, Hipólito	10,606
Santiváñez Huanuco, José	9,706
Santos Nieto, Rufina	202
Santos Tarazona, Edmundo	11,587
Sinche Gomez, Demetrlo	8,489
Taipe Pariona, Eloy	12,369
Ticse Reyna, Pedro	10,936
Tito Crlspin, Villareal Marino	186
Tolentino Orosco, Gabriel	16,880
Toribio Taipe, Francisco	14,442
Torres Castro, Juan Ricardo	1,095
Torres Morales, Ramon	13,405
Torres Rosales, Anibal Eloy	676
Turpo Calcina, Santos	11,635
Turpo Condori, Abrahan Moises	67
Urbina Ramos, Demetrio	11,371
Ureta Gamarra, Juan	15,402
Valentin Cuba, Pedro Leon	902
Valentin Villanueva, Rosendo	16,097
Valentino Valer, Cesar Daniel	90
Vargas Gonzales, Manuel	896
Vasquez Coca, Mauro Pablo	16,140
Vasquez Maravl, César Oscar	11,663
Velasquez Mayta, Norberto	18,316
Vila Espinoza, Joel Jans	314
Vilca Flores, Ruben	559
Vilca Puma, Arnaldo	902
Yantas Orosco, Alberto	14,304
Yaro Hinostroza, Carlos	678
Yauri Morales, Tito	10,401
Yupanqui Barrios, Aldo Abel	550
Yupanqui Gave, Rubén Jorge	11,833
Yupanqui Ñaupari, Paúl	12,278
Zacarlas Chavez, Aquiles	11,255
Zamudio Meza, Lucio Alexander	193
Zevallos Rupay, Adelfo	12,089
Total Workers	1,916,505

Farmer Employees
Gallano Laimito Felix Augusto	107,179
Rodriguez Mariategui Proaño Jaime	61,845
Flores Dietz Jorge Victor	15,192
Ramos Moreno Femado Cesar	11,340
Carranza Paredes Ana Maria	2,816
Barria Fuentes Luis Asael	1,524

Lam Bohorquez, Lilia Carmen	1,338
Glave Revilla Walter Mario	434
Rodriguez Mariategui Blume Juan Pedro	431
Zegarra Rios Alejandro	345
Rodriguez Mariategui Blume Jaime	220
Ampuero Recabarren Guillermo Robert	430
Apaza Sucari Julio Cesar	1,366
Avila Inga Luis Tito	179
Calixto Mauricio Ruben	56
Castillo Huaman Herckener	75
Cayo Condori Pedro	619
Chlcata Flores Veronica Elizabeth	184
Contreras Turin Jesus Efrain	3,934
Egoavil Albinagorta Urbano Teodoro	332
Escobar Bocangel Herbert	527
Gaona Puertas Hernan	12,460
Gomez Huaynates Francisco	127
Gutarra Canchaya Maribel	592
Heraclio F Chumpitaz Saldana	900
Herrera Durand Carlos Roberto	72
Leonardo Delzo Jorge Alberto	131
Loayza Egoavil Maria Elena	244
Martinez Chavez Lazaro	15,976
Martinez Lopez Luis	108
Moreno Moreno Yrma Yolanda	8,535
Nieves Rosales Maximo Oswaldo	881
Ninalaya Meza Raul Ignacio	384
Olazabal Trelles Froilan	1,227
Ortiz Camarena Satumino	3,320
Rondan Mena Marcos Esteban	280
Ruiz Soldevilla Edgar	432
Soto Malpica Walter Alberto	1,717
Trinidad Bonifacio Dario Cripin	257
Valderrama Saavedra Virgilio	3,554
Valentin Villanueva Severo	624
Valle Melendez Anibal	258
Velarde Chavez Jose Manuel	252
Vivas Curi Benjamin	482
Vizcarra Fernandez Victor Teodoro	43,541
Total Former Employees	304,720

Former Workers
Aburto Aburto Jose Natividad	126
Alanya Gonzales Nemesio	14,336
Aliaga Huaynalaya Regulo	563
Anco Condor Alejandro	14,302
Anco Condor Pantaleon	283
Antonio Asto Aureliano	5,721

Apolinario Nuñez Santos	10,946
Arana Cahuana Leoncio	12,587
Asto Antonio Alejandro	5,222
Atachahua Ascanoa Manuel	8,778
Barja Salome Facundo	276
Barzola Perez Romulo	2,285
Barzola Zapata Gregorio	10,064
Benancio Jaimes Timoteo Simeon	139
Bernachea Hilario Justo	169
Bias Huanca Hector	311
Bias Mercado Jose	595
Bonifacio De La Cruz Godofredo	250
Bravo Andrade, Gregorio	358
Bruno Ibarra Wiliam	243
Camayo Lapa Eulalio	5,739
Campos Aliaga Eusebio	6,234
Camposano Gomez Arturo Cesar	13,378
Capcha Puris Esteban	362
Carhuaz Casas Raul	4,118
Caro Salazar Denis	241
Castro Aguilar Hugo	8,098
Ccancce Moscoso Jesus Elias	166
Celestino Huaman Fausto	330
Cerron Leon Hipólito	5,094
Cerron Palacios Vides	10,302
Chuquivilca Jiménez Guzman	6,313
Coila Melendez Afrain	225
Condor Gaspar Fidel	1,810
Condori Jacho Benigno	7,210
Cotera Casas Ruben	864
Cuadrado Manrique Leo Toni	138
Damian De La Cruz David	381
Danilo llares Baquerizo	340
Davila Quispe Mamerto	9,368
De La Cruz Gomez Raul	446
Echevarria Castro Elvert Ciro	682
Eden Laura Torpoco	208
Escalera Huaringa Felidonio G.	10,859
Esquivel Villavicencio Felix	753
Garcia Balvin Lucio Aureo	10,132
Garcia Sinche Efrain	295
Gaspar Paez Valeriano	218
Gonzales De La Cruz Juan Carlos	384
Gonzales Hinostroza Epifanio Donato	9,392
Gonzales Hinostroza Maximo Alfredo	10,386
Hinostroza Avellaneda Clever Hector	252
Huaman Orue Cipriano	5,494
Huaman Romero Damaso	1,360

Huarcaya Romero Gerardo	12,566
Huatuco Inga Waldimmer H.	315
Huerta Aquino Leandro	319
Huerta Nolasco Isidro	13,428
Idelfonso Chamorro Felix	855
Inche Poma Julian	356
Leon Molina Fredy Miquear	430
Llamocca Terraza Julian Toribio	120
Lopez Vilca Emiliano	6,420
Mamani Atahuana Esteban	239
Manrique Rodriguez Edilberto	431
Manuel Juradon Reginaldo	264
Marcos Espinoza Nahon	442
Melgarejo Cierto Fredy Eleuterio	653
Mendoza Quispe Pedro	9,570
Meza Meza Amancio Maximo	310
Montes Gamarra Eustaquio	206
Montes Tolentino Cléver	156
Mosquera Ricaldi Victor	175
Moya Orosco Hever	2,509
Ninahuanca Sovero Pablo	147
Ochoa Camayo Luis Carlos	498
Osores Davila Alejandro	632
Osores Vasquez Simon	249
Palacios Lazaro Nicolas	3,845
Paredes Figueroa Rusel	381
Paucar Femandez Francisco	334
Paucar Romero Albino	294
Porras Vasquez Alejandro	221
Posadas Ascona Nelson	229
Quinto Tacza Dacio Eufracio	335
Quispe Quispe Ramon	13,032
Ramos Carhuapoma Eusebio	1,051
Ramos Castro Venancio	27,331
Ramos Huaman Virgilio	3,108
Reyna Urbano Rolando Wilde	572
Rivas Ventocilla Paulino	9,337
Rivera Borja Teodosio	6,459
Rivera Daviran Anastacio	172
Rodriguez Baquerizo Frechle	212
Rodriguez Chavez Nicasio	12,158
Rodriguez Gaspar Gllcerio	8,423
Rojas Chagua Teodoro	11,190
Rojas Reyes Julian	203
Rojas Rodriguez Seferino	768
Rosales Borja Remigio Silvio	328
Rosalio Janampa Elguera	178
Saez Estrella Escolastico	12,191

Salome Ponce Marcial	23,829
Santivañez Huanuco Juan Celso	228
Santos Tarazona Demetrio	7,163
Sinche Garcia Guillermo	10,048
Sindico Sosa Carlos Raul	195
Solis Martinez Gemil	380
Soto Caballero Andres	11,687
Soto Collasos Isaac	2,640
Sovero Llacza Amulfo	7,260
Toribio Tolentlno Kiver Sarnuel	278
Torres Chanca Modesto	365
Torres Morales Ramon	15,636
Torres Salinas Wildes Nilton	282
Turin Quino Isaias Joel	120
Vargas Taype Julio	287
Ventocilla Condor Zenon	172
Vilca Flores Ruben	401
Vilca Qu fspe Sebastian	9,246
Villalva Castillon Faustino	6,918
Villanueva Tlcze Marcelo Victor	684
Villar Limaymanta Hector	702
Yaranga Verano Sabino	13,996
Zacarias Flores Julio	462
Mucha Villar, David Juan	277
Total Former Workers	496,324
TOTAL SEVERANCE PAY (CTS)	3,073,669

3. Suppliers

US$
(illegible) IMPORT S A.	15,395
(illegible)LLANTAS S.A.C.	635
A.G.COMUNICACIONES S.A.C.	252
ABASTECIMIENTO MINERO DEL PERU S.A.C.	590
INTERNACIONAL S.A.	11,900
ACTIVIDADES ELECTROMECANlCAS IND. S	10,662
(illegible) EIRL	1,127
(illegible)ACEROS Y DERIVADOS INDUST. S	775
(illegible)FLORES JAVIER	6,047
(illegible)MENDOZA SEGOVIA	291
ALEX STEWART ASSAYERS DEL PERU S.R.L	1,697
(illegible)BEARING S.A.	100
(illegible)ED H. KNIGHT DEL PERU S.R.L.	6,740
ALFRED H.KNIGHT INTERNACIONAL	4,395
ALICOMSER S.R.L.	1,030
(illegible)S.A.	1,423
(illegible)GERANCE S.A.	713
(illegible)AN TRADING S.A.C.	477

(illegible)SERGER S.R.L.	71
(illegible)METALEX S.A.	5,084
(illegible)MIDES S.A.	730
ARTICULOS INDUST.MULTIPLES S.R.L.	5,697
ASESORES Y CONSULTORES MINEROS S.A.	360
(illegible)DE CONS UMIDORES INTENSOS	500
(illegible)TE MEDRANO SANTOS DAVID	2,195
ASTETE RICALDI SEGUNDINO	182
(illegible)B REPRESENTACIONES S.A.	1,124
(illegible)RIAS VOLTA S.A.	78
(illegible)INGENlEROS S.R.LTDA.	838
(illegible)DO OUTSOURCING S.A.O	190
(illegible)TES MALPICA INGENIEROS S.A.C.	6,423
(illegible)ES MALPICA INGENIEROS SAC	312
(illegible)T LONGYEAR S.A.0	470
BOLSA DE VALORES DE LIMA	13,967
(illegible)A TRANSP.Y COMERCIALIZACIONES E.I.R.	554
(illegible)INGENIEROS S.R.LTDA.	12,943
(illegible)ANA VILLALBA MAXIMO (CARNICERIA MAX)	861
CALDERON CARDENAS AUGUSTO	414
(illegible)SAN PEDRO E.I.R.L.	138
(illegible)CASAS RENTERIA	165
(illegible)TECNICA SA.	619
(illegible)ALI CLV S.A.	1,845
(illegible)NTOS PACASMAYO S.A.A.	20,773
(illegible)A. GENERAL DE COMUNICACIONES S.A.C.	71
(illegible)HEMSUPPLY S.A.C.	1,540
(illegible) IMANA INGENIEROS S.R.L.	4,737
(illegible)E SEGURIDAD PROSEGUR S.A.	3,498
(illegible)NERA LUREN S.A.	8,359
(illegible)A.TECNICA COMERCIAL PERU S.A./COMTESA	346
(illegible)A S.A.C./CIA.IMPORT.DE RODAMIEN.Y AF	804
(illegible)NIZ BENAVIDES S.A.C	2,179
(illegible)SA CIA.DEINV.MIN.AGR.LURIN SA	15,926
(illegible)MP BATTERIES LTD.	6,673
(illegible)NERIA Y CONSTRUCCION S.A.C	496
(illegible)VISA S.R.L.	4,021
(illegible)COMERCIO Y DISTRIBUCION S.	65
OMERC.Y DIST.SAN IGNACIO DE LOYOLA S.A.	43
(illegible)RCIAL CORDOVA S.R.LTDA.	5,693
(illegible)RCIAL LI S.A.	11
(illegible)ACIAL Y REPRESENTACION AQUINO	1,069
COMPAÑIA TECNICA DE REPRESENTACIONES S.A	4,036
(illegible)TRUCClON MINERA INDUSTRIA-ABASTECIMI	6,743
(illegible)TRUCClONES ELECTROM.IND.INGENIEROS 5	840
CONSUL.ASERORS Y SERV.LIMA S.R.LTDA	69
CONSULTORIA A S.A.C.	50,875
(illegible)ISULTORlA SERVICIO Y REPRESENTACIONES	248

(illegible)ITR.CCACCYA Y GARCIA SER MULT S.R.L.	10,602
CONTRATA MINERA LOS ANDES S.R.L	6,567
CONTRATISTA ASOCIADO BUENA FORTUNA E.I.R	3,983
CONTRATISTA MINERO INCHE E.I.R.L.	2,515
CONTRATISTAS MINEROS TECM1N S.R.L.	617
CONTROL AUTOMATICO DE MAQUINAS INGS.S.A.	373
COOPERATIVA DE AHORRO Y CREDITO DE TRAB	14,782
(illegible)PORAC SCORPION ING MIN Y CONSTR SAC	1,391
CORPORACION DE RODAMIENTOS Y SERVIO S.A.	116
CORTES BASTERES LIDIA R.	6,233
(illegible)MSA-CONT. Y REP.ELECTROMECANICA	1,315
(illegible)AS SOSA JUANA MAURA (TARMEÑITA)	549
D Y E DESARROLLO Y ECOLOGIA S.A.C.	36
D Y E DESARROLLO Y ECOLOGIA SAC	437
(illegible)A KIT S.A.	900
(illegible)ID VASOUEZ NARVAEZ	51,933
DE LA CRUZ VASQUEZ OSWALDO	2,202
DEDICACIA TRUJILLO DE CHAMORRO	3,416
(illegible)OSITOS S.A.	10,324
(illegible)OND CORPORACION S.A.	5,000
DICOMET S.R.L-DISEÑO Y CONST.METAL	200
DIESEL EL POWER S.A.	327
(illegible)MICA INDUSTRIAL S.A.	3,253
(illegible)RIBUIDORA SANTOS S.A.	639
DROKASA PERU S.A.	1,888
(illegible)NO NOBEL DEL PERU S.A.	38,409
(illegible)ASOCIADOS S.A.	557
(illegible)BERTA NOEMI CASAS INGA (NEG.B&V)	509
EJECUTORES MINEROS & ASOCIADOS S.A.	393
(illegible)PACIFICO PERUANO SUIZA CIA DE SEGUROS	1,726
(illegible)GRE S.R.L.	701
(illegible)SA S.A.	2,218
ELECTRO CENTRO S.A.	169,582
(illegible)TRO SERVICE REPARACIONES S.A.C.	455
(illegible)TROCOM INGENIEROS S.A.C.	1,666
(illegible)TROCOMERCIAL GAMARRA S.A	61
ELECTROIMIM S.A.	897
(illegible)CHUQUIPOMA VILCHEZ	1,761
(illegible)SA	1,156
EMP.DE SERV.DE SOLDADURA Y MINERA SCRL	773
EMP.NAC. DE FERROCARRILES S.A.-ENAFER	9,703
(illegible)TRANSP.DE CARGA MAMANI OLIVARES E.I.	567
(illegible)TRANSPORTE CA’RHUALLANOUI HNOS S.A.C	479
EMPESA DE TRANSPORTES PANORAMA S.R.L	162
EMPRESA DE GENERACI.DE ENERG.ELECT.DEL C	118
EMPRESA DE TRANSP DE CARGA CHAMORRO SRL	10,367
EMPRESA DE TRANSP. TURISMO EXPRESS COMITÉ 2	330
EMPRESA MINERA DEL CENTRO DEL PERU S.A.	130,628

EMPRESA MINERA LOS QUENUALES S.A	87,711
EMPRESA MINERA NATIVIDAD S.A.	1,428
EMPRESA SAN PEDRO CONTRATISTAS GEN S.R.L	5,849
EMPRESA TRACKLERA MINERA S.A.C.	7,115
(illegible)ETEL RICALDI E.I.R.L.	122
(illegible)GlA NEUMATICA COMERCIAL EIRL.	353
(illegible)QUE SABOGAL Y CIA	1,355
(illegible)RSA GLOBAL USA, INC.	200
ESPINOZA ASOCIADOS S.A. ESPIASA	378
ESPINOZA GARRETA RAMON A.	102
ESPINOZA VALENZUELA JULIO T.	791
ESQUIVEL MEJIA BASILIA MARCELINA (VENTA	1,691
STUDIO CORTEZ Y MASSA S.C.R.LTDA	5,330
STUDIO ECHEANDIA CHIAPPE ABOGADOS	291
(illegible)- S.A.	42,444
AMAINSA E.I.R.L.	803
(illegible)SA EXPLOSIVOS S.A.C.	9,114
(illegible)JECUTIVOS S.A.C.	97
CQNSULASERORS Y SERV.LIMA S.R.LTDA	69
FERRETERIA FIGALLO S.R.L.	458
FERROXIGAS EIRL	2,134
(illegible)A PERUANA S.A.	405
(illegible)OS MARANGA S.A.G.	109
FUNCION Y FORMA CONSTRUCTORA S.A.C.	3,540
FUNDICION CENTRAL &A	3,417
(illegible)ClON EL VENCEDOR S.A.(FUNVENSA)	599
(illegible)ECH GROUP S.A.C.	278
GALVAN PONCE GRACIELA	31
(illegible)ON Y EJECUCION DE PROYECTOS AMBIENT	1,474
(illegible)ORlO BENDEZU RODRIGO-CONTRATISTA	312
GUILLERMO PANDURO SILVERIO PRAXAIR	316
(illegible).M, REPRESENTACIONES E.I.R.L.	447
(illegible) INTERCOM S.A.	736
(illegible)AULlCA NEUMÁTICA INDUSTRIAL.S.A.	342
(illegible)ANDAS S.A.	9,227
IMPORTACIONES Y NEGOCIACIONES GRLS.S.A.I	900
(illegible)RTADORA DE RODAMIENTOS S.A.(IMPOROD)	233
(illegible)RTADORA SAN ALFONSO S.A.(ISASA)	139
(illegible)NCISIO FLORES ANA MELVA	889
(illegible)DECAUCHO S.A.	1,302
(illegible) S.A.	1,739
(illegible)STRIA METALICA W.E.T.S.A./IMWETS.A	50
INDUSTRIAS ALBO S.A.	519
INDUSTRIAS DEL CONGELADO S.A.	3,000
(illegible)STRIAS J Y M SRLTDA	582
(illegible)RUCA DE ESTRELLA FAUSTINA	576
(illegible)NKALLANTAS S.A.	226
(illegible)ECO INTERNACIONAL S.A.	2,030

(illegible)VA ANDINA S.A.*ANTES ROCSA-	3,772
(illegible)VIS	34
(illegible)NSPECTORATE GRIFFITH LTD	1,252
(illegible)ALAClONES Y SERVICIOS S.A.	106
(illegible)TUTO DE INGENIEROS DE MINAS DEL PER	480
(illegible)TUTO PERUANO DE ADMINISTRACION DE EM	94
(illegible)NTER EMPRESAS S.A.	1,745
(illegible)NACIONAL CAUCHO E.I.R.L.	2,250
(illegible)SIONES PRODALSA S.A	204
(illegible)SlONESQUlMICAS E.I.R.L.	2,230
INVESTIGACIONES MINERAS METALURGICAS EIR	3,321
(illegible)GENIEROS S.A.C.	13,057
(illegible)ONlO VEGA ERAUSQUIN	984
(illegible) INTERMEDIADORES	108
(illegible)MENDOZA Y ASOCIADOS S.A.	83
(illegible)ON DEL PERU S.A.C.	2,117
(illegible)RADING S.A.C.	587
JOSE ANTONIO INCISO FLORES	1,140
JOSE V. MOLFINO S.A. AGENCIA DE ADUANA	383
SEGUNDO ASTETE M.TRANSPORT1STA	842
(illegible)EZ SERVICE E.I.R.L.	562
(illegible)L INGENIEROS SRL.	3,267
(illegible)INTERNATIONAL PERU S.A.C.	50
(illegible)ONTRATISTAS GENERALES S.C.R.L.	1,765
(illegible)SA DEL GRIFERO S.A.	1,719
(illegible)A POCAR E.I.R.L.	3,659
(illegible)A SEGUROS (SULAMERICA) 01.10.04	1,156
(illegible)OX S.A.C.	888
(illegible)	668
(illegible)IBRERIAYULY	486
(illegible)NZO GOMEZ RICAPA	889
(illegible)UGLIELMINO S.A.	4,636
(illegible)SALAS S.A.	373
(illegible)&M INGENIEROS CONTRATISTAS S.A.C	939
(illegible)GROUP S.A.C.	35
(illegible)OSEL PERU S.R.L.	357
(illegible)ATRADE CORPORATION	3,814
(illegible)ALAGA WEBB & ASOCIADOS S.R.L.	5,950
(illegible)UPOMA ACHICHUAMANT1TO (MEINSA)	945
(illegible)UPOMA ACHICHUAMANTITO(MEINSA COM.)	900
(illegible)HURIS S.A.	1,768
MANUFACTURAS INDUST.METAL MECANICA NAC.S	533
(illegible)NSA S.R.LTDA	522
(illegible)MORROS BARRET() MATILDE	1,011
MC INGENIEROS EIRL	1,350
MERCANTIL S.A.	2,011
(illegible)EL TRADING S.A.	548
(illegible)RA ALMAX S.A.C.	117

MINERA CENTRO S.A.C.	2,000
(illegible)ERA CODICIADA S.A. -MICSA	826
(illegible)RA CRUZ AZUL CORPORATION S.A.C	6,476
(illegible)S TOP SRL.	1,136
MITSUI DEL PERU S.A.	4,923
(illegible)ESTO RICALDI CASO	180
(illegible)EXPORT S.A.	579
(illegible)SERVICIOS EL ASESOR	189
(illegible)YREL S.A./MATERIALES Y REPRESENT.ELECTR	395
(illegible)CIAClONES CVQ	969
(illegible)BUENA GUILLEN DAVID	103
(illegible)MILL S.A.C.	366
(illegible)EZ Y ASOCIADOS S.CIVIL	1,100
(illegible)	623
(illegible)SALUD S.A.	389
(illegible)GESA ORGANIZACION-NEGOCIOS GRALES. S	357
(illegible)ALQUIMlCA S.A.	103
(illegible)SUS 2001 E.I.R.L.	4,875
(illegible)EZ QUIROZ JORGE LUIS	168
(illegible)ERNOS S.R.L.	240
(illegible) VILCHEZ	8,655
(illegible)RETANOS S.A.	6,398
(illegible) S.A.	287
PRODUCTOS CHILENOS DEL ACERO LTDA.	3,761
PRODUCTOS DE ACERO CASSADO S.A.	435
(illegible)EVISE SR LTDA	6,954
(illegible)ECTOS Y FAB METAL MEC ELECT IND SRL	969
(illegible)DEL PERU S.A.	760
(illegible)INGENIEROS	24
(illegible)HAYLA CARDENAS JORDY ANDRES	29
(illegible)HUAYLA LOPEZ JUSTO	607
QUIMICA ANGLO PERUANA S.A.	1,186
(illegible)SUIZA S.A.	372
(illegible)INGENIEROS EIRL	1,123
(illegible)AL-I S.R.L.	3,498
(illegible)ANSA COMERCIAL S.A.	2,757
(illegible)NEG S.R.L	177
(illegible)BRIMIENTOS Y MOLDEADOS S.R.L.(REMOL)	4,220
(illegible)TCH S.R.L.TDA.	664
(illegible)EPARACIáN EQUIPOS MINEROS S.A.C.	179
(illegible)ESENTACIONES COPACABANA S.R.L.	4,962
(illegible)ESENTACIONES GENERALES JOGUGISA	2,973
(illegible)SOL COMERCIAL SAC	312
(illegible)UESTOS RAMON S.A.	89
(illegible)AS Y ADITIVOS S.A.	202
(illegible)ES CORDOVA AUREO	3,147
(illegible)INFESAS.R.L	292
(illegible)CURA ELVA VlOLETA	557

(illegible)MIENTOS DEL CENTRO S.A.C.	3,644
(illegible)MENTOS DEL SUR S.R.LTDA.	106
(illegible)ODAMIENTOS Y REPRESENTACIONES RODI	2,587
(illegible)AMIENTOS Y REPUESTOS S.A.C-RODARESA	6,401
(illegible)OROYA ,J.ALIAGA DE VARILLAS	50
(illegible)X S.A.	658
(illegible)EDECO COMERCIAL S.A.C.	90
(illegible)ERM.ELECTROMECANICOS E.I.R.L.	60
(illegible)OMIN S R LTDA	4,897
(illegible)EMINT	1,179
(illegible)ERlCOM E.I.R.L.	4,921
(illegible)DE SEGURIDAD IND.Y MEDIO AMBIENTE E	5,300
(illegible)INTEG.DE INGEN.Y MEDIO AMB.S.R.L_,-S	2,782
(illegible)SEHV.MlNEHOS Y COMERC.DEL PERU SRL–SERM	390
SERV, TECNICOS MINEROS Y COMERCIALES S.A.	424
(illegible)VICIO DE VIGILANCIA PRIVADA S.R.LTDA.	6,246
(illegible)VICIOS IND.DE JULIO M.ROMERO ESCOBAR	437
SERVICIOS MECANICOS Y REPRESENT,TRACKLES	2,236
SERVICIOS Y COMERCIO S.A.	7,348
(illegible)VlClOS-IND. DE JULIO KROMERO ESCOBAR	33
(illegible)VIMUL VADE E.E.R.LTDA.	5,136
SETRANSCA S.A.	7,144
(illegible)DEL PERU S.A.C.	1,612
ERAL COMPAÑIA MINERA S.A.C	722
RAMOS JUAN	550
SOCIEDAD INDUSTRIAL SINTETICA SAC -SISSA	6,292
(illegible)PEX S.A. -SOCIMPORTADORA Y EXPORTAD	113
SA S.A.	1,736
(illegible)DALA SKEGA S.A.	1,296
T.J.CASTRO S.A.C.	71
(illegible)NOFIL S.A	3,369
(illegible)JEC S.A.	566
TRANSPORTES LA ESPERANZA S.A.	519
TRANSPORTES HURTADO ROSALES E.I.R.LTDA.	1,573
TRANSPORTES JOMEV E.I.R.L.	28
TRANSPORTES MANDUJANO S.R.LTDA.	249
TRANSVER E.I.R.L.	2,423
(illegible)UNELTE S.A.	378
(illegible)TECNOLOGIA COMERCIAL S.A.C.	258
(illegible)UARDIA EN LLANTAS S.A.C.(VAN LLANTAS	30
VIJOSCHAM & CIA. S.A.	128
(illegible)ADlMIR CUBA	17,000
(illegible)M.CITSA-CORPORACION IND.TRANSME	2,223
(illegible) REPRESENTACIONES S.A.	6,545
(illegible)YALE AUSACO S.A.	932
TOTAL SUPPLIERS	1,231,319

3.2      ACCRUALS

SECURITY DEPOSITS

US$
SECURITY DEPOSITS
SETRANSCA	50,050
CONTRATISTA GENERAL DE MINAS S.R.L COGE	29,22(illegible)
SERVICIO DE VIGILANCIA PRIVADA S.R.L. LTDA.	25,20(illegible)
CY V INGENIEROS S.R.LTDA.	15,56(illegible)
ENRIQUEZ G.CONTRATISTAS MINEROS E.I.R.L.	14,87(i1legible)
CONTRATISTAS MINEROS HERMANOS ENRIQUEZ S	13,52(illegible)
J.A INGENIEROS S.A.C	8,51(illegible)
CODECEN S.R.L	8,15(illegible)
TRANSPORTES IVANA LOBATON	6,63(illegible)
CASABLANCA TRADING S.A.	5,86(illegible)
ETRASEMS HC E.IR.L.	4,35(illegible)
MINERA MILAGROS S.R.L.	4,34(illegible)
DE LA CRUZ VASQUEZ OSWALDO	3,7(illegible)
LA CONTRATISTAS GENERALES S.C.R.L.	2,5(illegible)
DESIDERIO BELTRAN LERMO	2,4(illlegible)
CONTRATA MINERA SAN PEDRO EIRL	1.7(illegible)
CONTR. TRAB. MINEROS Y CIV NACIONAL EIRL	1,1(illegible)
INGEN CONTRATISTAS GEN. FORTAL EIRL	1,0(illegible)
BENITO DE LA CRUZ WILFREDO	(illegible)
EMP. DE SERV. DE SOLDADURA Y MINERA SCRL	(illegible)
CODEMSA S.R.L	(illegible)
CHICMANA INGENIEROS S.R.L	(illegible)
CONTRATISTAS MINERO MAMANI E.R.L	(illegible)
MINERA CRUZ AZUL CORPORATION S.A.C.	(illegible)
SIDERAL COMPAÑIA MINERA S.A.C.	(illegible)

SERVICES SUBJECT TO LEGAL ACTION
HERADIO ZEA	(illegible)
LUIS LLANOS	(illegible)

UNINVOICED SERVICES AND OTHER ACCRUALS
SINDICATO TRABAJ MINEROS AUSTRIA DUVAZ	290,(illegible)
EMPRESA MINERA DEL CENTRO DEL PERU	246,(illegible)
PROVISION SUPPLIER INTEREST	45,(illegible)
NUÑEZ Y ASOCIADOS SOC. CIVIL	11,(illegible)
ELECTRO CENTRO S.A.	8(illegible)
TELEFONICA DEL PERU S.A.A.	3(illegible)
BOLSA DE VALORES LIMA (Lima Stock Exchange)	3(illegible)
MINERA CODICIADA S.A. MICSA AVILA DE BARRIENTOS PETRONILA	(illegible)

OUTSTANDING CHECKS
MISCELLANEOUS-OUTSTANDING CHECKS BCO WIESE FOREIGN CURRENCY	(illegible)
MISCELLANEOUS -OUTSTANDING CHEKCS NBK BANK FOREIGN CURRENCY	(illegible)
MISCELLANEOUS -OUTSTANDING CHECKS NBK BANK LOCAL CURRENCY	(illegible)
TOTAL ACCRUALS	82(illegible)

3.3          Payroll payables

U$S

SALARIES PAYABLE	2,570
WORKERS-MINE -*SUBSIDIES 98
ACCRUED VACATIONS PAYABLE
EMPLOYEES – LIMA	19,892
EMPLOYEES – MINE	11,847
PERMANENT WORKERS MINE	84,389
CONTRACTED WORKERS MINE	6,661
BONUSES PAYABLE
BONUS FOR EMPLOYEES LIMA	24,783
150,143

3.4          Others

Traders
AIDA MENDOZA SEGOVIA	3,521
VILMA GOMES CASAS	3,300
YOLANDA MALPARTIDA	2,057
DOGALDO LIMAYMANTA	741
EVER C. PACHECO ÑAUPARI(MESH HALL 3)	558
MEAT MARKET 2 RODRIGUEZ DE MAYTA MAR	321
GUTIERREZ MANUEL – MESH HALL	297
MESH HALL 2 PACHECO ROJAS EDUARDO	33

Court-Ordered Deposit Former Workers
MOYA OROSCO HEVER	5,404
FORTUNA LEVITA GUILLEN	4,149
RAMOS CARHUAPOMA EUSEBIO	3,609
AVILA INGA LUIS	79

Security Deposit
ENRIQUEZ G. CONTRATISTAS MINEROS E.I.R.L	14,720
CONDEMIN EIRL	13,470

CODECEN S.R.LTDA.	11,523
CODEMSA S.R.L.	2,303
MINERA CRUZ AZUL CORPORATION S.A.C.	1,776
CONTRATA MINERA SAN PEDRO EIRL	1,501
J Y F CONTRATISTAS GENERALES S.A.	1,498
MINERA MILAGROS S.R.L.	1,097
MADEMEIN S.R.L M. ALVAREZ.	740
DESIDERIO BELTRAN LERMO	379
CONTRATISTAS MINEROS TECMIN S.R.L.	348
CONTRATISTA MINERO INCHE	269
J.A. INGENIEROS S.A.C.	253
SERVICIOS MULTIPLES BERNA S.A.(SERMUBE)	252
CTTA. BENDEZU	220
CONTR.CCAYA GARCIA SER MULT S.R.L	204
SEGUNDINO ASTETE RICALDI TRANSPORT	111
JOSE HUAPAYA HUAPAYA CONTRATISTA	91
JUAN SEGUNDO ASTETE M. TRANSPORTIST	21

Miscellaneous Obligations
MINISTRY OF ENERGY AND MINES	169,267
CONASEV	3,206

Compensation for former workers
RODRIGUEZ CASACHAGUA EDGARDO	98,225
SOTO COLLASOS ISAAC	90,246
RAMOS HUAMAN VIRGILIO	20,402
ANTONIO ASTO AURELIANO	14,573
RAMOS CASTRO VENANCIO	14,573
PANEZ POMACHAGUA FORTUNATO	14,573
499,911

TAX Liabilities

US$
Tax instalment payment (RESIT)	2,369,564
(illegible)lnstalment payment under Article 36
(illegible)TaxCode	291,686
Supplementary worker’s insurance	173,452
Royalties	146,405
(illegible)Funds (AFP)	172,848
3,153,955

5. THIRD-party debts

(illegible)tina D’Ornellas	215,299
Rodriguez –Mariategui Canny	211,266
Reynaldo Llosa Benavides	163,060
Miscellaneous	32,318
621,943

Other debts

FATHER	750,000
750,000

DEBTS LISTED IN EXHIBIT F AND PAID BY DUVAZ AS OF JULY 31, 2006

		US$
1	Financial debts	22,480
2	CTS	154,227
3	Trade accounts payable
	3.1 Suppliers	121,984
	3.2 Accruals	206,664
	3.3 Payroll payables	—
	3.4 Others	27,736
		356,084
4	Tax liabilities	195,861
5	Third-party debts	36,153
6	Other debts
	Total	764,805

1. Financial Debts

COFIDE 1	—
COFIDE 2	—
COFIDE 3	22,480
COFIDE 4	—
22,480

2. CTS

Employees Lima
Armuto Huahuarnuilo Catalina
Benitas Vasquez Emma Patricia
Bravo Sandoval Rocio
Bruno Ibarra Pedro Amadeo
Cardenas Castillo Samuel	665
Chavez Mauricio Amanda Casilda
Enriquez Florian Marco
Espejo Jimenez Armando	29,286
Espinal Huamani Amador
Flores Parian Gladis
Fuerte Briceño Carlos Alfonso
Gudie! Ramirez Kenlye
Leiva Paredes Alex
Liando Gutierrez Samuel
Mayta Fabian Romulo
Medina Salas Severo Jorge
Mendoza Contreras Carlos
Mimbela Camero Pablo
Moreno Moreno Irma
Muñoz Carrasco Jaime
Narnot Castillo Luciano
Neyra Valverde Juan
Olazabal Tellez Rafael	231
Ortiz Camarena Saturnino
Oswaldo Quispe Rua
Paz Manrique Nelida
Perez Enriquez Edward Wilfredo
Pilco Galoc Ramiro
Puclias Barreto Rosa Luz
Ramirez Florando Raymundo	1,440
Rebata Davalos Maria
Santillan Castro Elita Luz
Serrano Rodriguez ☐elfin Jesus
Silva Paiva Carlos Alberto
Soto Malpica Walter
Vela= Matos Ivan

VillaIzan Palomino Aracely
Vlzcarra Fernandez Victor
Zamudio Gutierrez Pedro
Zevallos Rupay Beatriz
Total Employees	31,624

Workers
Aguilar Quispe
Aguilar Turpo
Alanya Asto, Custodio
Alanya Asto, Eloy Belealdo
Alcantara Chuquillanqui, Moises
Alderete Condor Eloy
Alderete Espinara, Jasa Pele
Alfonso Bendezu, Basifio
Alfonso Garcia, Bernardino	3 825
Aliaga Huaman, Humberto
Aliaga Huaynalaya, Domingo	3455
Antonio Alanya, Macaria	6 169
AntonioHuarcaya, Gregorio	4 195
Arias Antara, Edillo
Arisaca Quispe, Félix
Artica Calero, Edy Luis
Arzapalo Ore, Daniel	319
Asta Duran, Guillermo	3 455
Asto Mendoza, Justadio
Atachahua Ursua, Elvis Antonio
Baldoceda Ubaldo, Cesar Juan	1 004
Baldoceda Ubaldo, Miguel Angel
Barja Laureano, Ismael	738
Barja Ponce, Eleazar
Barja Ponce, Hilder
Barzola Oropesa, Filologo
Batalla Castillo, Luis Alberto
Bazan Rodriguez, Wiliam	502
Bello Ayllon, Rufilio
Benancio Santos, Dionicio	590
Berrospi Hurtado
Blas Velasquez
Bonifacio Cerron, Modesto	3,392
Bravo Evangelista, Nemesio

Cahuapaza Flores, Nicolas	3825
Cajahuanca Rupay, Marcial Juan	353
Calcina Pacha, Epifanio Pelayo	494
Calixto Santos, Santiago
Canales Quispe, Teodoro	602
Cancapa Llulcho, William Godofredo	641
Canchaya Baldeon
Cardenas Huaynate Roberto
Cardenas Quintana, Weber
Carhuaricra Llanos, Félix
Carhuaricra Quispe, Ramon
Carlos Reyna. Antioco
Casas Davila, Máximo
Casas Espinoza, Leoncio Elias
Castañeda Melendez, Edgar Aquiles
Castro Chulan, Hugo
Ccente Acuña, Rigoberto
Ccente Garcia,Fortunato
Chamorro Mosquera,Fernando
Champi Huampa, Juan Jose	613
Chavez Cardoso, Pablo Jacinto
Coronel Juarez, Carlos Antonio
Cosi Ventura, Zenon
Crispan Sedano, Juan Alejandro
Cuadrado De La Cruz, Jacinto
Cuicapuza Nahuinripa, Carlos	422
Damian De La Cruz, Mesias
Davila Basurto,Severo
Davila Gomez, Hever Sabe
Davila Huaman, Plinio
Davila Quinto, Cesar Francisco
De La Cruz Palacios, Hever	4,226
De La Cruz Quispe, Juan
Delgadillo Cajahuanca, Mario
Enrique Perez, Cirilo	3,577
Espinoza Bendezu, Aurelio
Espinoza De La Cruz, Vicente	4226
Espinoza Soto, Miro
Esquivel Villavicencios, Felix
Esteban Yngaruca, Florentino
Evazeto Condor, Rodolfo
Fabian Ninahuanca,Andres
Flores Rojas,Luis
Fura Chura, Juan Carios	757
Gago Pariona, Percy
Gallardo Limaylla, Wile Hector
Gallardo Mayta , Junior Michel	314

Garcia Pariona, Saturnino
Gaspar Chavez, Baloy
Gaspar Ponce, Segundo
Gonzales Benito, Reymundo
Gonzales Garcia, Luis
Gonzales Valer, Jose
Huahuacondori Lampa, Laureano
Huaman Cajahuanca, David Jesus
Huaman Coca,Severo
Huaman Vargas, Ronald Nery	414
Huaman Vilchez, Florentino
Huamani Rodrigo, Fredy Ange
Huamani Tunear, Crispin
Huaricapcha Cristobal, Teodoro
Huayta Gaspar, Pedro
Huayta Meza, Eddy Roger	1.486
Huerta Cierto, Cesar	970
Huerta Cierto, Pablo Isaac	305
Huerta Cierto, Teodosio	4,226
Inga Orosco, Ever	6,169
Inga Santos. Fabian
ingaruca Rojas, Marciano
ngaruca Rojas, Marciano Izarra
Izquierdo Leen, Bartolomé
Izqulerdo Lean, Jesús
Javier Yalico, Serapio
Lanço Soto Prospero
Laura Lampa. Alejandro
Laura Muñoz, Victor	566
Leon Astuvilca, Jaime
Leon Chuquilianqui, Esteban
Leon Jurado. Edwin Roberto
Leonardo Machaca, Simón
Llanca Pacheco, Edson Percy	1,396
Lopez Coser, Tebaldo Albino	3,825
Machacuay Chuco,Cornelio
Machacuay Ponce, Alejandro
Mallma Briceño, Jose
Mallma Morales, Rodolfo Heve
Malpica Cuadros,Jesus
Manrique Pinas, Cesar Jose
Marcelo Toribio, Adolfo	3,207
Martinez Garay, Jesús Marcelino
Meza Cabanillas, David Aurelio
Meza Chuco, Feliciano
Meza Pomalaza, WiIfredo Carlos
Millan Figueroa,Elmer
Montero Artica, Rodolfo Hilario

Mucha Aliaga, Gregorio
Mucha Carhuancho, Marcelo
Mucha Gomez, Luis Alex
Muña Canapa, Remigi
Nieva Navarro, Jaime
Ordoñez Gangali, José
Orellana Mendoza, Carlos
Orosco Yantas, Sebastian
Ortiz Rodriguez, Jose Luis
Osores Davila,Fericiano
Osores Gomez, Idelfonso Raúl
Pablo Luis, Moisés
Paez Manrique, Teodosio
Panez Condor, Hugo Oscar
Papulco Salame, Hercilio	4665
Pardo Basillo, Nestor	620
Pariona Acuña, Homogenes
Pariona Hinostroza, Freddy
Pariona Montes, Gregorio
Pariona Sachahuaman, Juan Edson Roger	644
Pariona Torres, Leandro
Peña Reyes, Valerio
Perez Barrera, Patricio
Perez Rojas, Jorge Luis	576
Poma Cajahuanca, Pedro Pablo	735
Poma Santiago, Ernesto Ricardo	774
Pomahuali Mangualaya, Jose Antonio	765
Pomasunco Arzapaloi, Oscar
Ponce Gaspar, Eleodoro
Ponce Herquinio, Rolando
Quincho Burgos, Juliom Faustino
Quinto Toralva, Jesus Benedicto
Quinto Trinidad, Josué Abel
Quispe Cardenas, León	4195
Quispe Clemente, Felipe
Quispe Clemente, Paulino	3577
Quispe Huarcaya, Libito	3825
Quispe Maldonado, Asisclo
Quispe Moran, Mauro
Quispe Parlsaca, Fabian	6539
Ramirez Flores, Edgar
Ramos Huaman, Sixto
Raymundo Canchuricra, Francisco
Reina Carlos, Saul Ames
Reina Terreros, Rolando Ulisis
Reyes Jimenes, Eugenio	1543
Rimari Condor, Cesar	380
Rodriguez Cesar, Eleodoro Ludilto	390

Rodriguez Machuca, Aurelio Martin	897
ROJAS FLORES, Félix
Rojas Huamani, Jose	181
Rojas Mauricio, Longino
Rojas Quispe, Rodolfo
Rojas Quispe, Segundino	462
Rojas Rivas, Alfredo	3825
Rojas Rivera, Samuel
Rojas Sanchez, Mateo
Romero Hurtado, Luis Antonio
Romero Rivas, Rodolfo
Romero Torres, Esteban	588
Salcedo Chahua, Herminio	1250
Samaniego Solorzano, Rolando
Sanchez Sorja, Siiverio
Sanchez Del Cuadro, Fidenclo
Sancho Zavala, Hipólito
Santivañez Huanuco. José
Santos Nieto, Rufina
Santos Tarazona, Edmundo
Sinche Gomez, Demetrio
Talpe Pariona, Eloy
Ticse Reyna, Pedro
Tito Crispin, Villareal Marino	563
Tolentino Orosco, Gabriel	4035
Toribio Taloa, Francisco
Torres Castro, Juan Ricardo	4613
Torres Morales, Ramon
Torres Rosales, Anibal Eloy
Turpo Condori, Abrahan Moises
Urbina Ramos, Demetrio
Ureta Gamarra, Juan	3825
Valentin Cuba, Pedro Leon	1380
Valentin Villanueva, Rosendo
Valentino Valer, Cesar Daniel	368
Vargas Gonzales, Manuel
Vasquez Coca, Mauro Pablo
Vasquez Maravi, César Oscar
Velasquez Mayta, Norberto
Vila Espinoza, Joel Jans	671
Vilca Flores, Ruben
Vilca Puma, Amaldo
Yantas Orosco, Alberto
yaro Hlnostroza, Carlos
Yauri Morales, Tito
Yupanqui Barrios, Aldo Abel	911
Yupanqui Gaya, Rubén Jorge
Yupanqui Ñaupari, Paúl

Zacarias Chavez, Aquiles
Zamudio Meza, Lucio Alexander	365
Zevallos Rupay, Adelfo
Total Workers	122,603

Former Employees

Galiano Laimito Felix Augusto
Rodriguez Marlategui ProayO Jaime
Flores Dietz Jorge Victor
Ramos Moreno Femado Cesar
Carranza Paredes Ana Maria
Barria Fuentes Luis Ásale
Lam Bohorquez, Lilia Carmen
Glave Revilla Walter Mario
Rodriguez Mariategui Blume Juan Pedro
Zegarra Rlos Alejandro
Rodriguez Mariategui Blume Jaime
Ampuero Recabarren Guillermo Robert
Apaza Sucari Julio Cesar
Avila Inga Luis Tito
Calixto Mauricio Ruben
Castillo Huaman Herckener
Cayo Condori Pedro
Chicata Flores Veronica Elizabeth
Contreras Turin Jesus Efrain
Egoavil Albinagorta Urbano Teodoro
Escobar Bocangel Herbert
Gaona Puertas Heman
Gomez Huaynates Francisco
Gutarra Canchaya Maribe
Heraclio F Chumpitaz Saldana
Herrera Durand Carlos Roberto
Leonardo Delzo Jorge Alberto
Loayza Egoavil Maria Elena
Martinez Chavea Lazaro
Martinez Lopez Luis
Moreno Moreno Yrma Yolanda
Nieves Rosales Maximo Oswaldo
Ninalaya Meza Raul Ignacio
Olazabal Trelies Froilan
Ortiz Camarena Saturnino
Rondan Mena Marcos Esteban
Ruiz Soldevilla Edgar

Soto Malpica Walter Alberto
Trinidad Bonifacio Dario Cripin
Valderrama Saavedra Virgilio
Valentin Villanueva Severo
Valle Melendez Anibal
Velarde Chávez José Manuel
Vivas Curi Benjamin
Vizcarra Fernandez Victor Teodoro
Total Former Employees	0

Former Workers

Aburto Aburto Jose Natividad
Alanya Gonzales Nemesio
Allaga HUaynalaya Regulo
Anco Condor Alejandro
Anco Condor Pantaleón
Antonio Asto Aureliano
Apolinario Nuñez Santos
Arana Cahuana Leoncino
Aslo Antonio Alejandro
Atachahua Ascansa Manuel
Barja Salome Facundo
Barzola Perez Romulo
Barzola Zapata Gregorio
Benancio Jalmes Timoteo Simeon
Bernachea Hilario Justo
Blas HUanca Hectos
Blas Mercato Jose
Bonifacio De la Cruz Godofredo
Bravo Andrade Gregório
Bruno Ibarra Willian
Camayo Lapa Eulálio
Campos Aliaga Eusébio
Camposano Gómez Arturo César
Capcha Puris Esteban
Carhuaz Casas Raul
Caro Salazar Denis
CAtro Aguilar Hugo
Ocancce Moscoso Jesus Elias
Celestino Huaman Fausto
Cerron Leon Hipólito
Cerron Palácios Vides
Chuquivilca Jimenez Guzman
Coila Melendez Afrain
Condor Gaspar Fidel

Condori Jacho Benigno
Cotera Casas Ruben
Cuadrado Manrique Leo Toni
Damian De La Cruz David
Danilo Llares Baquerizo
Davila Quispe Mamerto
De la Cruz Gomez Raul
Echevarria Castro Elvert Ciro
Eden Laura Torpoco
Escalera Huaringa Felidonio G.
Garcia Balvon Lucio Aureo
Garcia Sinche Efrain
Gaspar Paez Valeriano
Gonzales De La Cruz Juan Carlos
Gonzales Hinostroza Epifanio Donato
Gonzales Hinostroza Maximo Alfredo
Hinostroza Avellaneda Cléber Hector
Huaman Orue Cipriano
Huaman Romero Damaso
Huarcaya Romero Gerardo
Huanuco Inga Waldimmer H .
Huerta Aquino Leandro
Huerta Nolasco Isidro
Idelfonso Chamorro Felix
Inche Poma Julian
Leon Molina Fredy Miquear
Llamota Terraza Julian Toribto
Lopez Vilca Emiliano
Mamani Atahuana Esteban
Manrique Rodriguez Edilberto
Manuel JUradon Reginaldo
Marcos Espinoza NAhon
Melgarejo Cierto Fredy Eleuterio
Mendoza Quispe Pedro
Meza Meza Amancio Maximo
Montes Gamarra Eustaquio
Montes Tolentino Cléber
Mosquera Ricaldi Victor
Moya Orozco Hever
Ninahuanca Sovero Pablo
Ochoa Tamayo Luis Carlos
Osores Davila Alejandro
Osores Vasquez Simon
Palacios Lazaro Nicolas
Paredes Figueroa Rusel
Paucar fernadez Francisco
Paucar Romero Albino
Porras Vasquez Alejandro

Posadas Ascona Nelson
Quinto Tacza Dacio Eufracio
Quispe Quispe Ramon
Ramos Carhuapoma Eusébio
Ramos castro VENÁNCIO
Ramos Huaman Virgilio
Reyna Urbano Rolando Wilde
Rivas Ventocilla Paulino
Rivera Borja Teodosio
Rivera Davirian Anastácio
Rodriguez Baquerizo Frechle
Rodriguez Chavez Nlcasio
Rodriguez Gaspar Glicério
Rojas Chagua Teodoro
Rojas Reyes Julian
Rojas Rodriguez Seferino
Rosales Borja Remigio Silvio
Rosalio Janampa Elguera
Saez estrella Escolástico
Salome Ponce Marcial
Santivañez Huanuco Juan Celso
Santos Tarazona Demetrio
Sinche Garcia Guillermo
Sindico sosa Carlos Raul
Solis Martinez gemil
Soto Caballero Andrés
Soto Collasos Isaac
Sovero Llacsa Arnulfo
Toribio Tolentino Kiver Samuel
Torres Chanca Modesto
Torres Morales Ramon
Toprres Salinas Wildes Nilton
Turin Quino Isaias Joel
Vargas Taype Julio
Ventocilla Condor Zenon
Vilca Flores Ruben
Vilca Quispe Sebastian
VillaIva Castillon Faustino
Villanueva Ticze Marcelo Victor
Villar Llmaymanta Hector
Yaranga Verano Sabino
Sacarias Flores Julio
Mucha Villar David Juan
Total Former Workers	0
Total Severance Pay (CTS)	154,227

3.1 Suppliers

US$
A & A IMPORT S.A.
Y B LLANTAS SAC
AG COMUNICACIONES SAC
ABASTECIMIENTO MINERO DEL PERÚ SAC
ASF INTERNACIONAL S.A.
ACTIVIDADES ELECTROMECÁNICAS IND. S
ADIFICA EIRL
ADINSA – ACEROS Y DERIVADOS INDUST. S
AGUIRRE FLORES JAVIER
AIDA MENDOZA SEGOVIA
ALEX STEWART ASSAYERS DEL PERÚ S.R.L.
ALFA BEARING S.A.
ALFRED H. KNIGHT DEL PERÚ S.R.L.
ALFRED H. KNIGHT INTERNACIONAL
ALICOMSER S.R.L.
(illegible) JOP S.A.
ANTERGERANCE S.A.	713
ANDEAN TRADING. S.A.C.
ARES SERGER S.R.L.
AMCO METALEX S.A.
ARQUÍMIDES S.A.	730
ARTÍCULOS INDUST. MÚTLTIPLES S.R.L.
ASESORES Y CONSULTORES MINEROS S.A.
ASOC. DE CONSUMIDORES INTENSOS
ASTETE MEDRANO SANTOS DAVID	569
ASTETE RICALDI SEGUNDINO
BCB REPRESENTACIONES S.A.
BATERÍAS VOLTA S.A.	78
BTZ INGENIEROS S.R.LTDA.
BDO OUTSOURCING S.A.C.
BENITES MALPICA INGENIEROS S.A.C.
BENITES MALPICA INGENIEROS S.A.C.
(illegible) ART LONGYEAR S.A.C.
BOLSA DE VALORES DE LIMA
(illegible) RAMA TRANSP.Y COMERCIALIZACIONES E.I.R.L.
(illegible) INGENIEROS S.R.LTDA.
CAHUANA VILLALBA MÁXIMO (CARNICERÍA MAX)
CALDERÓN CÁRDENAS AUGUSTO
CALERA SAN PEDRO E.I.R.L.
CARLOS CASAS RENTERÍA
CAUCHO TÉCNICA S.A.
CAVALI ICLV S.A.
CEMENTOS PACASMAYO S.A.A.	1,000
(illegible) CÍA GENERAL DE COMUNICACIONES S.A.C
CHEMSUPPLY S.A.C.	1,540

CHICMANA INGENIEROS S.R.L.	1,184
CIA DE SEGURIDAD PROSEGUR S.A.
CÍA. MINERA LUREN S.A
CÍA. TÉCNICA COMERCIAL PERÚ S.A. / COMTESA
CIDRA S.A.C / CÍA. IMPORT. DE RODAMIEN. Y AF
CILLÓNIZ BENAVIDES S.A.C.
CIMALSA – CÍA. DE INV. MIN. AGR. LURÍN S.A.
CMP BATTERIES LTD.
(illegible) MINERIA Y CONSTRUCCION S.A.C
(illegible) EMSA S.R.L
CODISA – COMERCIO Y DISTRIBUCIÓN S.
COMERC. Y DIST. SAN IGNACIO DE LOYOLA S.A.
COMERCIAL CÓRDOVA S.R. LTDA.
COMERCIAL LI S.A.
COMERCIAL Y REPRESENTACION AQUINO
COMPAÑIA TÉCNICA DE PREPRESENTACIONES S.A.
CONSTRUCCIÓN MINERA INDUSTRIA – ABASTECIMI	4,536
CONSTRUCCIONES ELECTROM. IND. INGENIEROS S
CONSUL. ASERORS Y SERV. LIMA S.R.LTDA
CONSULTORÍA A S.A.C.	35,000
CONSULTORÍA SERVICIO Y REPRESENTACIONES
CONTR. CCACCYA Y GARCÍA SER MULT S.R.L.
CONTRATA MINERA LOS ANDES S.R.L.
CONTRATISTA ASOCIADO BUENA FORTULNA E.I..R.L.
CONTRATISTA MINERO INCHE E.I.R.L.	2,129
CONTRATISTAS MINEROS TECMIN S.R.L.
CONTROL AUTOMÁTICO DE MÁQUINAS INGS. S.A.
COOPERATIVA DE AHORRO Y CRÉDITO DE TRAB
CORPORAC SCORPION ING MIN Y CONSTR SAC
CORPORACIÓN DE RODAMIENTOS Y SERVIC. S.A.
CORTES BASTERES LIDIA R.
CREMSA – CONT. Y REP. ELECTROMECÁNICA
CURAS SOSA JUANA MAURA (TARMEÑITA)
D Y E DESARROLLO Y ECOLOGÍA S.A.C.
DY E DESARROLLO Y ECOLOGÍA SAC
DATA KIT S.A.
DAVID VÁSQUEZ NARVAEZ	14,189
DE LA CRUZ VASQUEZ OSWALDO	1,110
DEDICACIA TRUJILLO DE CHAMORRO
DEPÓSITOS S.A.
DIAMOND CORPORACIÓN S.A.
DICOMET S.R.L. – DISEÑO Y CONST. METAL
DIESEL POWER S.A.
DINÁMICA INDUSTRIAL S.A.
DISTRIBUIDORA SANTOS S.A.
DROKASA PERÚ S.A.
DYNO NOBEL DEL PERÚ S.A.	982
D M ASOCIADOS S.A.

DILBERTA NOEMÍ CASAS INGA (NEG. B&V)
EJECUTORES MINEROS & ASOCIADOS S.A.
EL PACÍFICO PERUANO SUIZA CÍA DE SEGUROS
EL TIGRE S.R.L.
(illegible) ECSA S.A.
ELECTRO CENTRO S.A.	4,119
ELECTRO SERVICE REPARACIONES S.A.C.
ELECTROCOM INGENIEROS S.A.C.
ELECTROCOMERCIAL GAMARRA S.A.
ELECTROIMIM S.A.
ELVIRA CHUQUIPOMA VÍLCHEZ
(illegible) EISA
EMP. DE SERV. DE SOLDADURA Y MINERA SCRL
EMP. NAC. DE FERROCARRILES S.A. – ENAFER	7,818
EMP. TRANSP. DE CARGA MAMANI OLIVARES E.I.	601
EMP. TRANPORTE CARHUALLANQUI HNOS. SAC
EMPRES DE TRANSPORTES PANORAMA S.R.L.
EMPRESA DE GENERACI, DE ENERG. ELECT. DEL C
EMPRESA DE TRANSP DE CARGA CHAMORRO SRL	10,521
EMPRESA DE TRANSP. TURISMO EXPRESS COMITÉ 2	331
EMPRESA MINERA DEL CENTRO DEL PERÚ S.A.
EMPRESA MINERA LOS QUENUALES S.A.
EMPRESA MINERA NATIVIDAD S.A.
EMPRESA SAN PEDRO CONTRATISTAS GEN S.R.L.	50
EMPRES TRACKLERA MINERA S.A.C.
EMSETEL RICALDI E.I.R.L.
ENERGÍA NEUMÁTICA COMERCIAL E.I.R.
ENRIQUE SABOGAL Y CÍA
ERSA GLOBAL USA, INC.
ESPINOZA ASOCIADOS S.A. ESPIASA
ESPINOZA GARRETA RAMÓN A.
ESPINOZA VALENZUELA JULIO T.
ESQUIVEL MEJÍA BASILIA MARCELINA (VENTA
ESTUDIO CORTEZ Y MASSA S.C.R.LTDA
ESTUDIO CHEANDÍA CHIAPPE ABOGADOS
(illegible) S.A.	4,000
FAMAINSA E.I.R.L.
FAMESA EXPLOSIVOS S.A.C.	9,034
EJECUTIVOS S.AC.
FERRETERÍA FIGALLO S.R.L.
FERROXIGAS EIRL	1,594
FORJA PERUANA S.A.
FRENOS MARANGA S.A.AC
FUNCION Y FORMA CONSTRUCTORA S.A.C.
FUNDICIÓN CENTRAL S.A.
FUNDICIÓN EL VENCEDOR S.A. (FUNVENSA)
(illegible) LTECH GROUP S.A.C

galvÁn ponce graciela
gestiÓn y ejecuciÓn de proyectos ambient
GREGORIO BENDEZÚ RODRIGO-CONTRATISTA GUILLERMO
PANDURO SILVERIO PRAXAIR
H.M. REPRESENTACIONES E.I.R.L.	447
HANSA INTERCOM S.A.
HIDRÁULICA NEUMÁTICA INDUSTRIAL S.A.
HOBANDAS S.A.
IMPORTACIONES Y NEGOCIACOINES GRLS. S.A.I.
IMPORTADORA DE RODAMIENTOS S.A. (IMPOROD)
IMPORTADORA SAN ALFONSO S.A. (ISASA)
INCISIO FLORES ANA MELVA	1,394
INDECAUCHO S.A.
INDECO S.A.
INDUSTRIA METÁLICA W.E.T.S.A.C. / IMWETS.A.
INDUSTRIAS ALBO S.A.
INDUSTRIAS DEL CONGELADO S.A.
INDUSTRIAS J Y M SRLTDA
INGARUCA DE ESTRELLA FAUSTINA
INKALLANTAS S.A.
INMECO INTERNACIONAL S.A.
INNOVA ANDINA S.A. “ANTES ROCSA”
INSERVIS
INSPECTORATE GRIFFITH LTD
INSTALACIONES Y SERVICIOS S.A.
INSTITUTO DE INGENIEROS DE MINAS DEL PERÚ
INSTITUTO PERUANO DE ADMINISTRAClÓN DE EM
INTER EMPRESAS S.A.	1,745
INTERNACIONAL CAUCHO E.I.R.L.
INVERSIONES PRODALSA S.A.
INVERSIONES QUIMICAS E.I.R.L.
INVESTIGACIONES MINERA METALÚRGICAS EIR
(illegible) INGENIEROS S.A.C.
J ANTONIO VEA ERAUSQUIN
J INTERMEDIADORES S.R.L.
J. MENDOZA Y ASOCIADOS S.A.
J. RAMÓN DEL PERÚ S.A.C.	1,423
J. TRADING S.A.C.
JOSÉ ANTONIO INCISO FLORES
JOSÉ V. MOLFINO S.A. AGENCIA DE ADUANA
(illegible) SEGUNDO ASTETE M. TRANSPORTISTA
JUÁREZ SERVICE E.I.R.L.
K&L INGENIEROS SRL
KBO INTENATIONAL PERÚ S.A.C.
(illegible) CONTRATISTAS GENERALES S.C.R.L.
LA CASA DEL GRIFERO S.A.
LA POCAR E.I.R.L.	269

LATINA SEGUROS (SULAMERICA) 01.10.04
(illegible) INOX S.A.C
(illegible) S.A
LIBRERÍA “YULY”
LORENZO GÓMEZ RICAPA
LOS GUGLIELMINO S.A.
(illegible) W SALAS S.A.
M&M INGENIEROS CONTRATISTAS S.A.C.	994
MAC GROUP S.A.C.
MACROSEL PERÚ S.R.L.
MAGNATRADE CORPORATION
MÁLAGA WEBB& ASOCIADOS S.R.L.
MALLAUPOMA ACHICHUAMANTITO (MEINSA)
MALLAUPOMA ACHICHUAMANTITIO (MEINSA COM.)
MANCHURIS S.A.C.
MANUFACTURAS INDUST. METAL MECÁNICA NAC.S
(illegible) SINSA S.R.LTDA
(illegible) TAMORROS BARRETO MATILDE
MC INGENIEROS EIRL
MERCANTIL S.A.
MERPEL TRADING S.A.
MINERA ALMAX S.A.C.
MINERA CENTRO S.A.C	2,000
MINERA CODICIADA S.A – MICSA
MINERA FCRUZ AZUL CORPORATION S.A.C
MINES TOP SRL
MITSUI DEL PERÚ S.A.
MODESTO RICALDI CASO
MULTIEXPORT S.A.
MULTISERVICIOS EL ASESOR
MYREL S.A. / MATERIALES Y REPRESENT. ELECTR	395
NEGOCIACIONES CVQ
NORABUENA GUILLÉN DAVID
NORMILL S.A.C.
NÚÑEZ Y ASOCIADOS S. CIVIL
(illegible)
ONCOSALUD S.A.
O-NEGESA ORGANIZACIÓN – NEGOCIOS GRALES, S
OVALQUÍMICA S.A.
PEGASUS 2001 E.I.R.L.
PELÁEZ QUIROZ JORGE LUIS
PERNOS S.R.L.
PLINIO VÍLCHEZ	505
POLIURETANOS S.A.
PONCE S.A.
PRODUCTOS CHILENOS DEL ACERO LTDA.
PRODUCTOS DE ACERO CASSADO S.A.
PROTEVISE SR LTDA

PROYECTOS Y FAB METAL MEC ELECT IND SRL
psi del perÚ s.a.
(illegible) INGENIEROS S.A.
PUCUHAYLA CÁRDENAS JORDY ANDRÉS
PUCUHUAYLA LÓPEZ JUSTO
QUÍMICA ANGLO PERUANA S.A.A
QUÍMICA SUIZA S.A.
(illegible)INGENIEROS EIRL
RALDI S.R.L.
RANSA COMERCIAL S.A.
(illegible) CONEG S.R.L.
RECUBRIMIENTOS Y MOLDEADOS S.R.L. (REMOL)
RELATCH S.R.L.
REPARACIÓN EQUIPOS MINEROS S.A.C.	179
REPRESENTACIONES COPACABANA S.R.L.
REPRESENTACIONES GENERALES JOGUGISA
REPSOLCOMERCIAL SAC
REPUESTOS RAMÓN S.A.
RESINAS Y ADITIVOS S.A.
RESINES CÓRDOVA ÁUREO	475
RINFESA S.R.L.
RIVAS CURA ELVA VIOLETA	589
RODAMIENTOS DEL CENTRO S.A.C.	822
RODAMIENTOS DEL SUR S.R.LTDA
RODAMIENTOS Y REPRESENTACIONES RODI
RODAMIENTOS Y REPUESTOS S.A.C. – RODARESA
RPTOS OROYA, J. ALIAGA DE VARILLAS
SAMEX S.A.
SEDECO COMERCIAL S.A.C.
SER. TERM. ELECTROMECÁNICOS E.I.R.L.
SERBOMIN. S.R.LTDA
SERGEMINT	1,224
SERICOM E.I.R.L.
SERV. DE SEGURIDAD IND. MEDIO AMBIENTE E
SERV. INTEG. DE INGEN. Y MEDIO AMB. S.R.L. – S
SERV. MINEROS Y COMERC. DEL PERÚ SRL – SERM
SERV. TÉCNICOS MINEROS Y COMERCIALES S.A.
SERVICIO DE VIGILANCIA PRIVADA S.R. LTDA
SERVICIOS IND. DE JULIO M. ROMERO ESCOBAR
SERVICIOS MECÁNICOS Y REPRESNT. TRACKLES
SERVICIOS Y COMERCIO S.A.
SERVICIOS – IND. DE JULIO M. ROMERO ESCOBAR
SERVIMUL VADE E.I.R.LTDA
SETRANSCA S.A.
SGS DE. PERÚ S.A.C.
SIDERAL COMPANIA MINERA S.A.C.
SILVA RAMOS JUAN
SOCIEDAD INDUSTRIAL SINTÉTICA SAC-SISSA

(illegible) IMPEX S.A SOC. IMPORTADORA Y EXPORTAD
STANSA S.A.	7,078
STEDALA SKEGA S.A.A
T.J. CASTRO S.A.C
TECNOFIL S.A.
(illegible) MEC S.A.
TRANSPORTES LA ESPERANZA S.A.
TRANSPORTES HURTADO ROSALES E.I.R.LTDA.	617
TRANSPORTES JOMEV E.I.R.L
TRANSPORTES MANDUJANDO S.R.LTDA.
TRANSVER E.I.R.L.
UNELTE S.A.
(illegible) TECNOLOGÍA COMERCIAL S.A.
VANGUARDIA EN LLANTAS S.A.C. (VAN LLANTAS
VIJOSCHAM & CIA. S.A.
VLADIMIR CUBA
V Y M. CITSA – COROPORACIÓN IND. TRANSME
(illegible) ESE REPRESENTACIONES S.A.
YALE AUSACO S.A.

TOTAL SUPPLIERS	121,984

3.2 Accruals

US$
SECURITY DEPOSITS
SETRANSCA S.A.
CONTRATISTA GENERAL DE MINAS S.R.L.COGE
SERVICIO DE VIGILANCIA PRIVADA S.R.LTDA.	16,365
C Y V INGENIEROS S.R.LTDA
ENRIQUEZ G. CONTRATISTAS MINEROS E.I.R.L.	7,250
CONTRATISTAS MINEROS HERMANOS ENRÍQUEZ S	17,846
J.A. INGENIEROS S.A.C
CODECEN S.R.L.
TRANSPORTES IVANA LOBATÓN CASABLANCA TRADING S.A.
ETRASEMS HC E.I.R.L.
MINERA MILAGROS S.R.L.
DE LA CRUZ VÁSQUEZ OSWALDO
L.A. CONTRATISTAS GENERALES S.C.R.L.
DESIDERIO BELTRÁN LERMO
CONTRATA MINERA SAN PEDRO EIRL
CONTR. TRAB. MINEROS Y CIV.NACIONAL EIRL
INGEN. CONTRATISTAS GEN. FORTAL EIRL
BENITO DE LA CRUZ WILFREDO
EMP. DE SERV.DE SOLDADURA Y MINERA SCRL
CODEMSA S.R.L.
CHICMANA INGENIEROS S.R.L.
CONTRATISTAS MINERO MAMANI E.R.L.

MINERA CRUZ AZUL CORPORATION S.A.C
SIDERAL COMPANIA MINERA S.A.C.

SERVICES SUBJECT TO LEGAL ACTION
HERADIO ZEA	2,170
LUIS LLANOS	5,106

UNINVOICED SERVICES AND OTHER ACCRUALS
SINDICATO TRABAJ.MINEROS AUSTRIA DUVAZ	157,927
EMPRESA MINERA DEL CENTRO DEL PERÚ S.A.
PROV INTERESES PROVEEDORES
NÚŇEZ Y ASOCIADOS SOC. CIVIL
ELECTRO CENTRO S.A.
TELEFÓNICA DEL PERÚ S.A.A.
BOLSA DE VALORES DE LIMA (Lima Stock Exchange)
MINERA CODICIADA S.A. – MICSA
ÁVILA DE BARRIENTOS PETRONILA

OUTSTANDING CHECKS
MISCELLANEOUS – OUTSTANDING CHECKS BCO WIESE
FOREIGN CURRENCY
MISCELLANEOUS – OUTSTANDING CHECKS NBK BANK
FOREIGN CURRENCY
MISCELLANEOUS – OUTSTANDING CHECKS NBK BANK
LOCAL CURRENCY

TOTAL ACCRUALS	206,664

Payroll payables

U$S
SALARIES PAYABLE
WORKERS – MINE *SUBSIDIES –98

ACCRUED VACATIONS PAYABLE
EMPLOYEES – LIMA
EMPLOYEES–MINA
PERMANENT WORKERS MINE
CONTRACTED WORKERS MINE

BONUSES PAYABLE
BONUS FOR LIMA EMPLOYEES

3.4 Others

Traders
AIDA MENDOZA SEGOVIA
VILMA GOMEZ CASAS
YOLANDA MALPARTIDA
DOGALDO LIMAYMANTA	154
EVER C. PACHECO ÑAUPARI(MESH HALL 3)
MEAT MARKET 2 – RODRIGUEZ DE MAYTA MAR
GUTIERREZ MANUEL – COMEDOR
MESH HALL 2- PACHECO ROJAS EDUARDO

Court-ordered deposit former workers
MOYA OROZCO HEVER
FORTUNATA LEVITA GUILLEN
RAMOS CARHUAPOMA EUSEBIO
AVILA INGA LUIS

Security deposits
ENRIQUEZ G. CONTRATISTAS MINEROS E.I.R.L	6,369
CONDEMIN E.I.R.L	370
CODECEN S.R.L. TDA
CODEMSA S.R.L
MINERA CRUZ AZUL CORPORATION S.A.C.
CONTRATA MINERA SAN PEDRO EIRL.
J Y F CONTRATISTAS GENERALES S.A.
MINERA M1LAGROS S.R.L.
MADEMEIN S.R.L.M. ALVAREZ
DESIDERIO BELTRÁN LERMO
CONTRATISTAS MINEROS TECMIN S.R.L	185
CONTRATISTA MINERO INCHE
J.A. INGENIEROS S.A.C.

SERVICIOS MULTIPLES BERNA S.A.(SERMUBE)
CTTA BENDEZU
CONTR, CCACYA Y GARCIA SER MULT S.R.L
SEGUNDINO ASTETE RICALDI *TRANSPORTI
JOSE HUAPAYA HUAPAYA CONTRATISTA
JUAN SEGUNDO ASTETE M.* TRANSPORTIST

Miscellaneous Obligations
MINISTRY OF ENERGY AND MINES	20,358
CONASEV

Compensation former workers
RODRÍGUEZ CASACHAGUA EDGARDO
SOTO COLLASOS ISAAC
RAMOS HUAMAN VIRGILIO
ANTONIO ASTO AURELIANO
RAMOS CASTRO VENANCIO
PANEZ POMACHAGUA FORTUNATO
27,436

TAX Liabilities

US$
TAX LIABILITIES
Tax instalment Payment(RESIT)	44,563
Tax instalment Payment under Article 36
Peruvian Tax Code	3,534
Supplementary workers risk insurance	0
Royalties	38,034
(illegible)Funds (AFP)	109,730
195,861

5. Third party debts

Chirstina D’ Ornellas	14,000
Luis Rodríguez Mariategui Canny	14,000
Miscellaneous	8,153
36,153

6.0 Other debts

US$

Father	—

EXHIBIT O

COMMUNICATION FORM FOR THE TRANSFER OF SHARE INTERESTS
IN THE MINING CONCESSIONS DETAILED IN POINT 2.2(a) (I)
OF THE MASTER AGREEMENT (“JUANITA”)

Notarized Letter

Lima, [•], 2006

Messrs.
Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo

Volcan Compania Minera S.A.A.

Attention:	General Managers

Reference:	Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Juanita de Huancayo

Dear sirs,

We hereby inform you that on [•], SOCIEDAD MINERA CENTENARIO S.A.C. has delivered to SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”) an offer to purchase all the share interests held by DUVAZ in SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO, which are equivalent to 50% of its capital stock.

The consideration offered for the aforementioned transfer of share interests shall be the acceptance of a certain amount of liabilities or payment obligations of DUVAZ before third parties up to the amount of US$3,500,000 (Three Million Five Hundred Thousand US Dollars). The terms and other conditions for the transfer of share interests are contained in the Form of Agreement attached to this communication.

In this regard, and pursuant to the provisions set forth in Section 201 of the Consolidated Text of the Mining Law, approved by Supreme Executive Order 014-92-EM, we request you to inform of this communication to the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO, within the term of three (3) business days following receipt hereof, so that within a term of fifteen (15) calendar days after being notified, they may exercise, if applicable, the right of first refusal established in said rule.

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.

Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 – PERU

CC :	Minera Centenario S.A.C.
Attention: Juan Pedro Rodriguez Mariátegui Blume
Charles Graham Preble
Av. José Gálvez Barrenechea 925, San Borja
Av. San Borja Norte 1302, San Borja
LIMA 41 – PERU

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

If the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO fail to inform us of their intention to purchase the share interests of DUVAZ under the same or better conditions than those indicated within the term provided for by law, it shall be understood that they are not interested in the aforementioned acquisition, DUVAZ being entitled to transfer to SOCIEDAD MINERA CENTENARIO S.A.C. the share interests owned by our company issued by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO.

Sincerely yours,

[•]	[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA CENTENARIO S.A.C.

EXHIBIT O-1

COMMUNICATION FORM FOR THE TRANSFER OF SHARE INTERESTS
IN THE MINING CONCESSIONS DETAILED IN POINTS 3.1 (a1) (ii), 3.1 (a1) (III)
AND 3.1 (a1) (iv) (“GRANCERO”, “LOLA” AND “POBRE DIABLO”)

Notarized Letter

Lima, [•], 200

Messrs.

Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo

Attention:	General Manager

Reference:	Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo

Dear sirs,

We hereby inform you that on [•], MINERA PERÚ COPPER S.A. has delivered to SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (hereinafter “DUVAZ”) an offer to purchase all the share interests held by DUVAZ in SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, which are equivalent to 33.33% of its capital stock.

The value agreed to be assigned to the 33.33% of the share interests of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, holder of the “Grancero” and “Lola” mining concessions amounts to US$1,988,600 (One Million Nine Hundred Eighty Eight Thousand Six Hundred US Dollars). The terms and other conditions for this transfer of share interests are contained in the Form of Agreement attached to this communication.

In this regard, and pursuant to the provisions set forth in Section 201 of the Consolidated Text of the Mining Law, approved by Supreme Executive Order 014-92-EM, we request you to inform of this communication to the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO, within the term of three (3) business days following receipt hereof, so that within a term of fifteen (15) calendar days after being notified, they may exercise, if applicable, the right of first refusal established in said rule.

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41–PERU

CC :	Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41 – PERU

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

If the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO fail to inform us of their intention to purchase the share interests of DUVAZ under the same or better conditions than those indicated within the term provided for by law, it shall be understood that they are not interested in the aforementioned acquisition, DUVAZ being entitled to transfer to MINERA PERÚ COPPER S.A. the share interests owned by our company issued by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA GRANCERO DE HUANCAYO.

Sincerely yours,

[•]	[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

Notarized Letter

Lima, [•], 200

Messrs.
Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo

Attention:	General Manager

Reference:	Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo

Dear sirs,

We hereby inform you that on [•], MINERA PERÚ COPPER S.A. has delivered to SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”) an offer to purchase all the share interests held by DUVAZ in SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO, which are equivalent to 20% of its capital stock.

The value agreed to be assigned to the 20% of the share interests of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO amounts to US$326,000 (Three Hundred Twenty Six Thousand US Dollars). The terms and other conditions for the transfer of share interests are contained in the Form of Agreement attached to this communication.

In this regard, and pursuant to the provisions set forth in Section 201 of the Consolidated Text of the Mining Law, approved by Supreme Executive Order 014-92-EM, we request you to inform of this communication to the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO, within the term of three (3) business days following receipt hereof, so that within a term of fifteen (15) calendar days after being notified, they may exercise, if applicable, the right of first refusal established in said rule.

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.

Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 – PERU

CC :	Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41–PERU

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

If the other members of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO fail to inform us of their intention to purchase the share interests of DUVAZ under the same or better conditions than those indicated within the term provided for law, it shall be understood that they are not interested in the aforementioned acquisition, DUVAZ being entitled to transfer to MINERA PERÚ COPPER S.A. the share interests owned by our company and issued by SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA POBRE DIABLO DE HUANCAYO.

Sincerely yours,

[•]	[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

EXHIBIT P

COMMUNICATION FORM FOR THE TRANSFER OF ALIQUOTS
TO CO-OWNERS OF THE CONCESSIONS DETAILED IN POINTS 2.2 (a) (ii) AND
2.2 (a) (iii) (“LA DEMÓCRATA” AND “MARIA CELINA”)

Notarized Letter

Lima, [•], 2006

Messrs.
[Specify the name of the recipient]

Reference:	Transfer of aliquots in “La Demócrata” and “Maria Celina” mining concessions

Dear sirs,

We hereby inform you that on [•], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (hereinafter “DUVAZ”) has entered into an agreement for the transfer of the title to the aliquots owned by it in “La Demócrata” and “Maria Celina” mining concessions, in favour of SOCIEDAD MINERA CENTENARIO S.A.C.

As you are aware, the mining concessions called “La Demócrata” and “Maria Celina” were jointly owned by DUVAZ and you, DUVAZ being granted the rights and shares of one aliquot equivalent to 33.33% of the aforementioned concessions.

By virtue of the transfer made, MINERA CENTENARIO S.A.C. is now the holder of the above-mentioned aliquot equivalent to 33.33% of the mining concessions called “La Demócrata” and “Maria Celina”, respectively. This transfer has been registered in [•] (1)

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 – PERU

CC :	Minera Centenario S.A.C.
Attention: Juan Pedro Rodríguez Mariátegui Blume
Charles Graham Preble
Av. José Gáalvez Barrenechea 925, San Borja
Av. San Borja Norte 1302, San Borja
LIMA 41-PERU

(1) Details of the filing with the Public Records Office.

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

Sincerely yours,

[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.

EXHIBIT P-1

COMMUNICATION FORM FOR THE TRANSFER OF ALIQUOTS
TO CO-OWNERS OF THE CONCESSION DETAILED IN POINT 3.1 (a1) (I)
(“CALABAZA”)

Notarized Letter

Lima, [•], 200

Messrs.

[Specify the name of the recipient]

Reference: Transfer of aliquots in the “Calabaza” mining concession

Dear sirs,

We hereby inform you that on [•], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (hereinafter “DUVAZ”) has entered into an agreement for the transfer of assets, including the aliquots owned by it in the “Calabaza” mining concession, in favour of MINERA PERÚ COPPER S.A.

As you are aware, the mining concession called “Calabaza” was jointly owned by DUVAZ and you, DUVAZ being granted the rights and shares of one aliquot equivalent to 33.33% of the aforementioned concession.

By virtue of the transfer made, MINERA PERÚ COPPER S.A. is now the holder of the above-mentioned aliquot equivalent to 33.33% of the mining concession called “Calabaza”. This transfer has been registered in [•] (2)

Any notice, request, consent or other communication to be sent in relation to this letter must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja
LIMA 41 – PERU

CC :	Minera Perú Copper S.A.
Attention: Charles Graham Preble
Av. San Borja Norte 1302, San Borja
LIMA 41 – PERU

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been executed.

(2) Details of the filing with the Public Records Office.

Sincerely yours,

[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.

EXHIBIT P-2

FORM OF NOTICE FOR EXERCISING OF THE RIGHT OF REVOCATION
OF THE CO-OWNERS OF THE CONCESSIONS DETAILED IN POINTS 2.2 (a) (ii)
AND 2.2 (a) (iii) (“LA DEMÓOCRATA” AND “MARIA CELINA”)

NOTICE

Pursuant to the provisions set forth in Section 1596 of the Civil Code, we hereby inform the heirs of Tomás MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Vda. DE MARSANO: Ernesto LEGUIA SERVAT, Carlos LEGUlA SERVAT, Tomás LEGUlA SERVAT, Rossana LEGUlA SERVAT, Tomás Héctor MATTELLINI MARSANO, Raymundo MORALES DASSO, Delia REVOREDO MARSANO, Jaime REVOREDO MARSANO. Susana LA ROSA Vda. DE DEACON, Luis A. DEACON LA ROSA, Maria Catalina ILICH Vda, DE DEACON, Gustavo DEACON ILICH, Alejandro DEACON ILICH, Maria Catalina DEACON ILICH, Maria Catalina DEACON ILICH (sic), Maria Clotilde DEACON ILICH, Carlos Eugenio DEACON ILICH, Carmen MARSANO PORRAS, Maria Teresa CONROY DE MARSANO, Andrés MARSANO CONROY, Verónica MARSANO CONROY, Claudia MARSANO CONROY, Violeta DE LA ROSSA Vda. DE MARSANO, Tomás Victor MARSANO DELLA ROSSA, Violeta MARSANO DELLA ROSSA, Enrique MARSANO DELLA ROSSA, Marco Antonio GUEZZI VARGAS, Sandra GARCIA MARSANO, Antonella GUEZZI MARSANO and Matilde MARSANO MIRO QUESADA, the following:

On [•], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. and SOCIEDAD MINERA CENTENARIO S.A.C. entered into an Agreement for the Transfer of the Title to the aliquots in the “Maria Celina” and “La Demócrata” mining concessions, jointly owned by DUVAZ and the heirs of Tomás MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Vda. DE MARSANO, SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. being granted the rights and shares on the 33.33% of each one of the aforementioned mining concessions.

Consequently, by virtue of the transfer made, SOCIEDAD MINERA CENTENARIO S.A.C. is now the holder of the above-mentioned aliquots equivalent to 33.33% of the mining concessions called “Maria Celina” and “La Demócrata”. These transfers have been registered in [•](3)

Any notice, request, consent or other communication to be sent in relation to this notice must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C.
Attention: Jaime Rodriguez Mariátegui Proaño
Av. José Gálvez Barrenechea 925, San Borja

(3) Details of the filing with the Public Records Office.

CC :	Sociedad Minera Centenario S.A.C.
Attention: Juan Pedro Rodriguez Mariátegui Blume
Charles Graham Preble
Address: Av. José Gálvez Barrenechea 925, San Borja
Av. San Borja Norte 1302, San Borja
LIMA 41 – PERU

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

Lima, [•], 2006

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	SOCIEDAD MINERA CENTENARIO S.A.C.

EXHIBIT P-3

FORM OF NOTICE FOR EXERCISING THE RIGHT OF REVOCATION
OF THE CO-OWNERS OF THE CONCESSION DETAILED IN POINT 3.1 (a1) (i)
(“CALABAZA”)

NOTICE

Pursuant to the provisions set forth in Section 1596 of the Civil Code, we hereby inform the heirs of Tomás MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Vda. DE MARSANO: Ernesto LEGUlA SERVAT, Carlos LEGUlA SERVAT, Tomás LEGUlA SERVAT, Rossana LEGUlA SERVAT, Tomás Héctor MATTELLINI MARSANO, Raymundo MORALES DASSO, Delia REVOREDO MARSANO, Jaime REVOREDO MARSANO, Susana LA ROSA Vda. DE DEACON, Luis A. DEACON LA ROSA, Maria Catalina ILICH Vda. DE DEACON, Gustavo DEACON ILICH, Alejandro DEACON ILICH, Maria Catalina DEACON ILICH, Maria Catalina DEACON ILICH (sic), Maria Clotilde DEACON ILICH, Carlos Eugenio DEACON ILICH, Carmen MARSANO PORRAS, Maria Teresa CONROY DE MARSANO, Andrés MARSANO CONROY, Verónica MARSANO CONROY, Claudia MARSANO CONROY, Violeta DE LA ROSSA Vda. DE MARSANO, Tomás Victor MARSANO DELLA ROSSA, Violeta MARSANO DELLA ROSSA, Enrique MARSANO DELLA ROSSA, Marco Antonio GUEZZI VARGAS, Sandra GARCÍA MARSANO, Antonella GUEZZI MARSANO and Matilde MARSANO MIRO QUESADA, the following:

On [•], SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. and MINERA PERÚ COPPER S.A. entered into an Agreement for the Transfer of Assets, which include the aliquots held by DUVAZ in the “Calabaza” mining concession, which were jointly owned by DUVAZ and the heirs of Tomás MARSANO GUTIÉRREZ and Clotilde CAMPODÓNICO Vda. DE MARSANO, SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. being granted the rights and shares on the 33.33% of the aforementioned mining concession.

Consequently, by virtue of the transfer made, MINERA PERÚ COPPER S.A. is now the holder of the above-mentioned aliquot equivalent to the 33.33% of the mining concession called “Calabaza”. This transfer has been registered in [•](4)

Any notice, request, consent or other communication to be sent in relation to this notice must be issued in writing as follows:

Messrs.
Sociedad Minera Austria Duvaz S.A.C
Attention: Jaime Rodriguez Mariátegui Proaño
Address: Av. José Gálvez Barrenechea 925, San Borja

(4) Details of the filing with the Public Records Office.

CC :	Minera Perú Copper S.A.
Attention: Charles Graham Preble
Address: Av. San Borja Norte 1302, San Borja

The communications sent to addresses and persons other than those mentioned herein shall be considered as if they would have not been carried out.

Lima, [•], 200

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

EXHIBIT Q

FORM OF AGREEMENT FOR THE TRANSFER OF SHARE INTERESTS
IN S.M.R.L. JUANITA DE HUANCAYO

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Agreement for the Transfer of Share Interests (the “Agreement”) entered into by and between SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRIGUEZ MARIÁTEGUI PROANO, identified by National Identity Card (DNI) 09154499, and Gonzalo RODRIGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney filed on Entry 11392644 of the Registry of Companies in and for Lima and EI Callao (hereinafter “DUVAZ”); and SOCIEDAD MINERA CENTENARIO S.A.C., identified by Tax ID Number (RUC) 20513328223, with principal place of business at Av. Josė Gálvez Barrenechea 925, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, and Juan Pedro RODRÍGUEZ MARIÁTEGUI BLUME, Identified by National Identity Card (DNI) 10266797, as per powers of attorney filed on Entry 11879479 of the Registry of Companies in and for Lima and EI Callao, (hereinafter “CENTENARIO”), under the following terms and conditions:

ONE: Recitals

DUVAZ is the holder of 50% of the share interests of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO, holder of the “Juanita” mining concession, with single code 08001163Y01, with an area of 5.6348 ha., and recorded on Entry 02006655 of the Public Records Office in and for Lima and EI Callao, located in the District of Morococha, Province of Yauli, Department of Junin (the “Share Interests”).

The holder of the remaining 50% of the share interests of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA JUANITA DE HUANCAYO is VOLCAN COMPANIA MINERA S.A.A.

On March 16, 2006, DUVAZ, MINERA PERÚ COPPER S.A. (“MPC”), a corporation organized in Peru that is a shareholder of CENTENARIO and others, entered into the Master Agreement (hereinafter the “Master Agreement), aimed at regulating the transfer of several mining concessions owned by DUVAZ. As consideration thereof, it was established MPC’s obligation to pay DUVAZ’s obligations to different creditors, as established in Exhibit F to the said Master Agreement (“Exhibit F”), among others.

TWO: Purpose

In accordance with the provisions of Section 202 of the Mining Law, DUVAZ hereby transfers to CENTENARIO the title to the share interests in exchange for the payment of the consideration indicated in Article Three, under all other terms and conditions stipulated in the Agreement.

The parties represent that, prior to this transfer, they have offered the Share Interests to VOLCAN COMPANIA MINERA S.A.A. in accordance with the notarized letter that you Mr. Notary are hereby requested to insert herein, in compliance with the provisions of Section 201 of the Mining Law.

THREE: Consideration

The parties hereto agree that, as consideration for the transfer of the Share Interests hereunder, CENTENARIO shall cause MPC to assume obligations before DUVAZ’s creditors up to the amount of US$3,500,000 (Three Million Five Hundred Thousand US Dollars).

The aforementioned consideration to be paid by MPC on account of CENTENARIO shall be furnished to DUVAZ’s creditors within the first six (6) months after the payment obligation is created for MPC with respect to the debts foreseen to be paid during the first year of Exhibit F.

FOUR: Termination

DUVAZ may automatically terminate the transfer of the Share Interests subject matter hereof if MPC fails to promptly pay any of the debts assumed by virtue of the preceding article, for which purpose, it shall suffice that DUVAZ notifies CENTENARIO by means of a notarized letter of its decision to terminate the Agreement.

FIVE: Miscellaneous Provisions

5.1                                 Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

5.2.                              Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To CENTENARIO

Attention:                                                                         Charles Graham Preble

Juan Pedro Rodriguez Mariátegui Blume

Address:                                                                              Av. San Borja Norte 1302, San Borja

Av. José Gálvez Barrenechea 925, San Borja

Telephone:

Fax:

E-mail:

To DUVAZ

Attention:                                Jaime Rodriguez-Mariátegui Proańo

Address:                                      Av. José Gálvez Barrenechea 925, San Borja

Telephone:

Fax:

E-mail:

Any change in the address or in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change in address or in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

5.3                              Assignment of contract

None of the parties may assign its interest in this Agreement without the prior written consent of the other party.

5.4                              Headings

The headings of the Articles have been inserted for convenience only and in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Agreement shall govern.

5.5                              Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the Invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

SIX: Applicable Law and Jurisdiction

6.1          Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

6.2          Applicable Jurisdiction

The parties hereby convene that they shall, through direct negotiation and in good faith, settle any dispute or controversy arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by De Jure Arbitration, at the request of either party, subject to the following rules:

(a)         The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)        The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in absence thereof, pursuant to the rules established by the arbitrators.

(c)         Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days as from the date on which they are notified by the other party of their intention to adopt this article, designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two (2) appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days, as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)        In the event that a replacement arbitrator needs to be designated for any reason whatsoever, he shall be designated following the same procedure established for the designation of the arbitrator being replaced.

(e)         Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Without prejudice to the provisions established in the preceding paragraph, the parties convene that should any counterclaim be filed during the conduction of the arbitration proceeding, to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that should the party proposing the counterclaim be favoured with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)           The costs incurred for the production of evidence during the conduction of the proceeding shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)        The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)        The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which shall be final and conclusive. The arbitration court may extend the term to issue the arbitration award for up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)            The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a prime bank in favour of the other, in the amount of US$100,000 (One Hundred Thousand US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public in and for Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and final court ruling has been issued against the party that filed the appeal to challenge the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and final court ruling in favour of said party. Otherwise, the letter of guarantee shall be executed in favour of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)            The arbitration shall be conducted in the city of Lima, Peru, and the language to be used in the arbitration proceeding shall be the Spanish language.

Furthermore, the parties agree that should the intervention of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

SEVEN: Participation

MPC, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967 and Luis Alfredo DE OLAZÁVAL OVIEDO, identified by National Identity Card (DNI) 09877637, as per powers of attorney recorded on Entry 11532703 of the Registry of Companies in and for Lima and El Callao, participates in this Agreement to assume the obligation stipulated in Article Three hereof.

You are hereby requested, Mr. Notary, to add the clauses provided for by law, serving notice to the Public Records Office for registration thereof.

Signed in Lima, on [•], 2006

CENTENARIO

Representatives:

Charles Graham Preble

Juan Pedro Rodriguez Mariátegui Blume

DUVAZ

Representatives:

Jaime Rodriguez Mariátegui Proaňo

Gonzalo Rodriguez Mariátegui Canny

MPC

Representatives:

Charles Graham Preble

Luis Alfredo de Olazábal Oviedo

LIST OF APPENDICES

APPENDIX A:                                            Description of the Assets

EXHIBIT R

FORM OF AGREEMENT FOR THE TRANSFER OF ALIQUOTS OF
THE “LA DEMÓCRATA” AND “MARÍA CELINA” CONCESSIONS

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Agreement for the Transfer of Mining Concessions (the “Agreement”) entered into by and between SOCIEDAD MlNERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROAŃO, identified by National Identity Card (DNI) 09154499, and Gonzalo RODRÍGUEZ MARlÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney recorded on Entry 11392644 of the Registry of Companies in and for Lima and EI Callao, and specifically in the Minutes of the Shareholders’ Meeting, dated [•], (hereinafter “DUVAZ”); and SOCIEDAD MINERA CENTENARIO S.A.C., identified by Tax ID Number (RUC) [•], with principal place of business at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, as per power of attorney specifically granted for that purpose as evidenced in the Minutes of the Shareholders’ Meeting dated [•], (hereinafter “CENTENARIO”), under the following terms and conditions:

ONE: Recitals

DUVAZ is the holder of 33.33% of the “Maria Celina” mining concession, with single code 08001986X01, with an area of 5.0707 ha. and recorded on Entry 02006887 of the Public Records Office in and for Lima and EI Callao, and of 33.33% of the “La Demócrata” mining concession, with single code 08002016X01, with an area of 1.9955 ha. and recorded on Entry 02006533 of the Public Records Office in and for Lima and EI Callao, both located in the District of Morococha, Province of Yauli, Department of Junín (all aliquots held by DUVAZ in the “Maria Celina” and “La Demócrata” mining concessions, hereinafter, the “Aliquots”).

The holder of the remaining 66.66% of the “Maria Celina” mining concession is SUCESIÓN TOMÁS MARSANO GUTIÉRREZ. The other co-owners of the “La Demócrata” mining concession form part of SUCESlÓN TOMÁS MARSANO GUTIÉRREZ (33.33%) and of SUCESlÓN TOMÁS MARSANO CAMPODÓNICO (33.33%).

On March 16, 2006, DUVAZ, MINERA PERÚ COPPER S.A. (“MPC”), a corporation organized in Peru that is shareholder of CENTENARIO and others, entered into the Master Agreement (hereinafter the “Master Agreement) aimed at regulating the transfer of several mining concessions owned by DUVAZ. As consideration thereof, it was established MPC’s obligation to pay DUVAZ’s obligations to different creditors, as set forth in Exhibit F to the said Master Agreement (“Exhibit F”), among others.

TWO: Purpose

In accordance with the provisions of Section 164 of the Mining Law, DUVAZ hereby transfers to CENTENARIO the title to the Aliquots in exchange for the payment of the consideration indicated in Article Three, under all other terms and conditions stipulated in the Agreement.

THREE: Consideration

The parties hereto agree that, as consideration for the execution of this Agreement, CENTENARIO shall cause MPC to pay DUVAZ’s creditors the amount of US$450,000 (Four Hundred and Fifty Thousand US Dollars) for the transfer of all aliquots owned by DUVAZ corresponding to the “Maria Celina” mining concession, and the amount of US$190,000 (One Hundred Ninety Thousand US Dollars) for the transfer of all aliquots owned by DUVAZ corresponding to the “La Demócrata” mining concession.

The aforementioned consideration to be paid by MPC on account of CENTENARIO shall be furnished to DUVAZ’s creditors within the first six (6) months after the payment obligation is created for MPC with respect to the debts foreseen to be paid during the first year of Exhibit F, under the terms of the Master Agreement.

DUVAZ expressly waives the legal mortgage that may be established on the Aliquots of the concessions subject matter of this transfer.

FOUR: Termination

DUVAZ may automatically terminate the transfer of the Aliquots of any of or both mining concessions subject matter hereof if MPC fails to promptly pay any of the debts assumed by virtue of the preceding article, in accordance with the terms of the Master Agreement, for which purpose, it shall suffice that DUVAZ notifies CENTENARIO by means of a notarized letter of its decision to terminate the Agreement.

FIVE: Miscellaneous Provisions

5.1           Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

5.2.          Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To CENTENARIO

Attention:	Charles Graham Preble Juan Pedro Rodriguez Mariátegui Blume
Address:	Av. San Borja Norte 1302, San Borja Av. José Gálvez Barrenechea 925, San Borja
Telephone:
Fax:
E-mail:

To DUVAZ

Attention:	Jaime Rodriguez-Mariátegui Proaňo
Address:	Av. José Gálvez Barrenechea 925, San Borja
Telephone:
Fax:
E-mail:

Any change in address or in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change in address or in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

5.3                                 Assignment of contract

None of the parties may assign its interest in this Agreement without the prior written consent of the other party.

5.4                                 Headings

The headings of the Articles have been inserted for convenience only and in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Agreement shall govern.

5.5                                 Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

SIX: Applicable Law and Jurisdiction

6.1          Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

6.2          Applicable Jurisdiction

The parties hereby convene that they shall, through direct negotiation and in good faith, settle any dispute or controversy arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by De Jure Arbitration, at the request of either party, subject to the following rules:

(a)          The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)         The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in the absence thereof, pursuant to the rules established by the arbitrators.

(c)          Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days as from the date on which they are notified by the other party of their intention to adopt this article, designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two (2) appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)   In the event that a replacement arbitrator needs to be designated for any reason whatsoever, he shall be designated following the same procedure established for the designation of the arbitrator being replaced.

(e)   Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Without prejudice to the provisions established in the preceding paragraph, the parties convene that, should any counterclaim be filed during the conduction of the arbitration proceeding to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that, should the party proposing the counterclaim be favoured with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)    The costs incurred for the production of evidence during the conduction of the proceeding shall be born by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)   The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)   The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which shall be final and conclusive. The arbitration court may extend the term to issue the arbitration award for up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)            The parties agree that, should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a prime bank in favour of the other, in the amount of US$100,000 (One Hundred Thousand US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public in and for Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and final court ruling has been issued against the party that filed the appeal to challenge the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and final court ruling in favour of said party. Otherwise, the letter of guarantee shall be executed in favour of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)            The arbitration shall be conducted in the city of Lima, Peru, and the language to be used in the arbitration proceeding shall be the Spanish language.

Furthermore, the parties agree that, should the intervention of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

SEVEN: Participation

MPC, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, and Luis Alfredo DE OLAZÁVAL OVIEDO, identified by National Identity Card (DNI) 09877637, as per powers of attorney recorded on Entry 11532703 of the Registry of Companies in and for Lima and EI Callao, participates in this Agreement to assume the obligation stipulated in Article Three hereof.

You are hereby requested, Mr. Notary, to add the clauses provided for by law, serving notice to the Public Records Office for registration thereof.

Signed in Lima, on [•], 2006

CENTENARIO

Representative:

Charles Graham Preble

MPC

Representatives:

Charles Graham Preble

Luis Alfredo de Olazábal Oviedo

DUVAZ

Representatives:

Jaime Rodriguez Mariátegui Proaňo

Gonzalo Rodríguez Mariátegui Canny

EXHIBIT S

FORM OF AGREEMENT FOR THE TRANSFER OF THE
“PILAR” MINING CONCESSION

You are hereby requested in your capacity as Notary Public to enter in your Notarial Record Book one evidencing the Agreement for the Transfer of Mining Concession (the “Agreement”) entered into by and between SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA PILAR DE HUANCAYO, identified by Tax ID Number (RUC) [•], with principal place of business for the purposes hereof at Av. José Gálvez Barrenechea 925, San Borja, acting by and through its Manager Luis RODRIGUEZ MARIÁTEGUI PROAŇO, identified by National Identity Card (DNI) 09144124, as per powers of attorney recorded on Entry [•] of the Registry of Companies in and for Lima and El Callao, and specifically in the Minutes of the Members’ Meeting of SOCIEDAD MINERA DE RESPONSABILIDAD LIMITADA PILAR DE HUANCAYO, dated [•] 2006, (hereinafter “PILAR DE HUANCAYO”); and SOCIEDAD MINERA CENTENARIO S.A.C., Identified by Tax ID Number (RUC) [•], with principal place of business at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881 and Juan Pedro RODRIGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 10266797, as per powers of attorney recorded on Entry [•] of the Registry of Companies in and for Lima and EI Callao, (hereinafter “CENTENARIO”), under the following terms and conditions:

ONE: Recitals

PILAR DE HUANCAYO is the holder of the “Pilar” mining concession, with single code 08000749Y01, with an area of 4.1075 ha. and recorded on Entry 02006532 of the Public Records Office in and for Lima and EI Callao, located in the District of Morococha, Province of Yauli, Department of Junin (hereinafter the “Mining Right”).

On March 16, 2006, SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. (“DUVAZ”), MINERA PERÚ COPPER S.A. (“MPC”), a corporation organized in Peru that is shareholder of CENTENARIO and others, entered into a Master Agreement, hereinafter the “Master Agreement” aimed at regulating the transfer of several mining concessions.

TWO: Purpose

In accordance with the provisions of Section 164 of the Mining Law, PILAR DE HUANCAYO hereby transfers to CENTENARIO the title to the Mining Right in exchange for the payment of the consideration indicated in Article Three, under all other terms and conditions stipulated in the Agreement.

THREE: Consideration

The parties hereto agree that, as consideration for the execution of this Agreement, CENTENARIO shall pay PILAR DE HUANCAYO the amount of US$20,000 (Twenty Thousand US Dollars) for the transfer of the Mining Right. This consideration shall be paid to DUVAZ in its capacity as creditor of PILAR DE HUANCAYO.

The aforementioned consideration to be paid by MPC on account of CENTENARIO shall be furnished to DUVAZ’s creditors within the first six (6) months after the payment obligation is created for MPC with respect to the debts foreseen to be paid during the first year of Exhibit F, under the terms of the Master Agreement.

FOUR: Representation and termination

4.1                                 PILAR DE HUANCAYO represents that, for the purposes of this transfer, it has complied with all the formalities required in Section 199 of the Mining Law.

4.2                                 On the other hand, it is hereby understood that DUVAZ may automatically terminate the transfer of the concession subject matter hereof if MPC fails to promptly pay any of the debts assumed by virtue of the preceding article, in accordance with the terms of the Master Agreement, for which purpose, it shall suffice that PILAR DE HUANCAYO notifies CENTENARIO by means of a notarized letter of its decision to terminate the Agreement.

FIVE: Miscellaneous Provisions

5.1           Waiver of rights

Any non-compliance or delay by one of the parties in exercising any right contemplated herein shall not be deemed a waiver of such right. No waiver of a right contemplated herein shall be considered to have been made, unless such waiver is recorded in writing.

5.2.          Notices

Any and all notices, requests, demands and any other communication required by or which may be sent under this Agreement shall be served in writing to the following addresses, fax number (with acknowledgment of receipt) or by registered mail, as follows:

To CENTENARIO

Attention:	Charles Graham Preble
Juan Pedro Rodriguez Mariátegui Blume Luis Rodriguez Mariátegui Canny
Address:	Av. San Borja Norte 1302, San Borja
Av. José Gálvez Barrenechea 925, San Borja
Telephone:

Fax:
E-mail:

To PILAR DE HUANCAYO

Attention:	Luis Rodríguez Mariátegui Proaňo
Address:	Av. José Gálvez Barrenechea 925, San Borja
Telephone:
Fax:
E-mail:

Any change in the address or in any data of the parties shall only take effect if it is notified in writing to the other party at least ten (10) calendar days in advance of the date the change of address must take place.

If any of the requirements set forth in the preceding paragraph is not complied with, the change in address or in data shall not take effect and shall not be enforceable against the parties. Under this assumption, any and all communications and notices are to be sent to the addresses, fax numbers and persons stated in this Point, considering them validly and effectively served.

5.3           Assignment of contract

None of the parties may assign its interest in this Agreement without the prior written consent of the other party.

5.4           Headings

The headings of the Articles have been inserted for convenience only and in no case shall they affect the application or interpretation thereof, since the full text of the Article and the general purpose of this Agreement shall govern.

5.5           Partial Nullity

The invalidity, nullity or voidability of any Article or section hereof shall not affect or impair the enforceability of the remaining Articles hereof. Furthermore, it is the intention of the parties to replace any invalid, ineffective or voidable term, section or Article for a valid and enforceable Article or section in terms that are as similar as possible to those of the invalid, ineffective or voidable Article or section.

Accordingly, in the event that any section or Article of the Agreement is declared invalid or unenforceable by a competent court, judge, authority or arbitrator, the parties shall agree on their replacement for another valid Article, but with terms and effect that are as similar as possible to those of the original Article.

SIX: Applicable Law and Jurisdiction

6.1           Applicable Law

This Agreement shall be governed and interpreted in accordance with the laws of the Republic of Peru.

6.2           Applicable Jurisdiction

The parties hereby convene that they shall, through direct negotiation and in good faith, settle any dispute or controversy arising between them in relation to the interpretation, execution, validity or efficacy of this Agreement.

Should the parties in dispute fail to reach an agreement within a term of fifteen (15) calendar days, the dispute shall be settled by De Jure Arbitration, at the request of either party, subject to the following rules:

(a)           The arbitration shall be conducted by an arbitration court consisting of three (3) members.

(b)                                 The arbitration shall be conducted in accordance with the Procedural Regulations of the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter the “Center”), and in the absence thereof, pursuant to the rules established by the arbitrators.

(c)                                  Each party shall appoint an arbitrator and the third arbitrator shall be appointed by the arbitrators thus designated. The third arbitrator shall preside over the arbitration court.

Failure by either of the parties to appoint their respective arbitrators within a term of ten (10) calendar days as from the date on which they are notified by the other party of their intention to adopt this article, and designating their respective arbitrator, the arbitrator shall be appointed by the Center.

Furthermore, failure by the two (2) appointed arbitrators to designate the third arbitrator within a term of ten (10) calendar days as from the date of appointment of the latter arbitrator, the third arbitrator shall be appointed by the Center.

(d)                                 In the event that a replacement arbitrator needs to be appointed for any reason whatsoever, he shall be designated following the same procedure fixed for the designation of the arbitrator being replaced.

(e)                                  Initially, the fees of the arbitrators must be paid by the parties in equal proportions. After the issue of the arbitration award, the unsuccessful party must reimburse said fees to the other, pursuant to the provisions set forth in paragraph (g) of this Article and to the provisions contained in the arbitration award.

Without prejudice to the provisions established in the preceding paragraph, the parties convene that, should any counterclaim be filed during the conduction of the arbitration proceeding to increase the fees initially fixed by the arbitrators, the party proposing such counterclaim must exclusively pay the said additional fees. If the party proposing the counterclaim fails to pay such fees, the arbitration proceeding shall continue its course as if said counterclaim had never been filed.

It is hereby established that, should the party proposing the counterclaim be favoured with the issue of the final award, it shall also be entitled to the reimbursement of the additional fees of the arbitrators, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(f)                                    The costs incurred for the production of evidence during the conduction of the proceeding shall be borne by the party offering the evidence, without prejudice to the right to be reimbursed for said costs, pursuant to the provisions established in paragraph (g) of this Article and to the provisions contained in the arbitration award.

(g)                                 The costs and fees of the arbitration shall be borne by the unsuccessful party, including the fees of the arbitrators, the legal advisors and any other cost or expense derived from the conduction of said proceeding. The arbitration award must include its provisions on this requirement.

(h)                                 The arbitration court shall have a term of ninety (90) business days, as from the date of its installation to issue the respective arbitration award, which shall be final and conclusive. The arbitration court may extend the term to issue the arbitration award for up to thirty (30) additional business days.

The parties may mutually agree to request the arbitration court to order an extension of the proceeding as many times as they may deem pertinent and for the terms that they may deem convenient, in which case, the arbitration court may increase the amount of its fees.

Furthermore, the arbitration court may be entrusted to accurately settle the dispute.

(i)                                     The parties agree that should either of them file a motion to annul or challenge the arbitration award, it will be required to grant a joint and several letter of guarantee issued by a prime bank in favour of the other, in the amount of US$10,000 (Ten Thousand US Dollars). The referred Letter of Guarantee shall be granted prior to filing any appeal of this kind and shall remain in force for a minimum of one (1) year and the secured party must renew it in the event that the process for annulment has not ended within the original term of the Letter of Guarantee. The Letter of Guarantee shall be kept by a notary public in and for Lima selected by the party granting it. The notary public shall be instructed not to deliver the Letter of Guarantee to the other party, unless a firm and final court ruling has been issued against the party that filed the appeal to challenge the arbitration award.

The letter of guarantee shall be returned to the party that filed the appeal for annulment or challenge, only if it ends with a firm and final court ruling in favour of said party. Otherwise, the letter of guarantee shall be executed in favour of the party that filed no appeal and shall be considered a penalty by the parties. The penalty referred to herein shall not curtail the amount of the damages, costs or fees due to the party who did not file the appeal.

(j)                                   The arbitration shall be conducted in the city of Lima, Peru, and the language to be used in the arbitration proceeding shall be the Spanish language.

Furthermore, the parties agree that, should the intervention of the regular judges and courts be mandatory, the parties expressly submit to the jurisdiction of the judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

SEVEN: Participation

MPC, identified by Tax ID Number (RUC) 20506675457, with principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, and Luis Alfredo DE OLAZÁVAL OVIEDO, idenlified by National Identity Card (DNI) 09877637, as per powers of attorney recorded on Entry 11532703 of the Registry of Companies in and for Lima and EI Callao, participates in this Agreement to assume the obligation stipulated in Article Three hereof.

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C., identified by Tax ID Number (RUC) 20100102171, with principal place of business at Av. José Gálvez Barrenechea 925, San Borja, acting by and through Jaime RODRIGUEZ MARIÁTEGUI PROAŇO, identified by National Identity Card (DNI) 09154499 and Gonzalo RODRIGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877652, as per powers of attorney recorded on Entry 11392644 of the Registry of Companies in and for Lima and EI Callao, (hereinafter “DUVAZ”) also participates in this Agreement.

You are hereby requested, Mr. Notary, to add the clauses provided for by law, serving notice to the Public Records Office for registration thereof.

Signed in Lima, on [•], 2006

CENTENARIO

Representative:
Charles Graham Preble
Luis Rodriguez Mariátegui Canny
Juan Pedro Rodríguez Mariátegui Blume

MPC

Representatives:
Charles Graham Preble
Luis Alfredo de Olazábal Oviedo

PILAR DE HUANCAYO

Representatives:
Luis Rodríguez Mariátegui Proaňo

DUVAZ

Representatives:
Jaime Rodríguez Mariátegui Proaňo
Gonzalo Rodríguez Mariátegui Canny

EXHIBIT T

LIST OF MEMBERS OF THE SUCCESSION THAT IS CO-OWNER OF THE
CONCESSIONS LISTED IN POINTS 2.2.(a)(ii) AND 2.2.(a)(iii) (“LA DEMOCRATA”
AND “MARÍA CELINA”

–                                         Ernesto Leguía Servat

–                                         Carlos Leguía Servat

–                                         Tomas Leguía Servat

–                                         Rossana Leguía Servat

–                                         Tomas Héctor Mattellini Marsano

–                                         Jaime Revoredo Marsano

–                                         Susana La Rosa Vda. De Deacon

–                                         Luis A. Deacon La Rosa

–                                         Maria Catalina Llich Vda. De Deacon

–                                         Gustavo Deacon Llich

–                                         Alejandro Deacon Llich

–                                         Maria Catalina Deacon Llich

–                                         Maria Catalina Deacon Llich

–                                         Maria Clotilde Deacon Llich

–                                         Carlos Eugenio Deacon Llich

–                                         Carmen Marsano Porras

–                                         Maria Teresa Conroy de Marsano

–                                         Andrés Marsano Conroy

–                                         Verónica Marsano Conroy

–                                         Claudia Marsano Conroy

–                                         Violeta de la Rossa Vda. De Marsano

–                                         Tomas Victor Marsano della Rossa

–                                         Violeta Marsano della Rossa

–                                         Enrique Marsano della Rossa

–                                         Marco Antonio Guezzi Vargas

–                                         Sandra Garcia Marsano

–                                         Antonella Guezzi Marsano

–                                         Matilde Marsano Miro Quesada

Exhibit E to the Stock Purchase Agreement

Escrow Account Agreement

This escrow account agreement (the “Escrow Agreement”) is entered into by and between:

a)                                      Jaime RODRÍGUEZ MARIÁTEGUI BLUME, identified by National Identity Card (DNI) 09389280, with usual residence at Calle La Joya 175, Tambo de Monterrico, Surco, and Luis RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 08798881, with usual residence at Calle Miguel Aljovin 530, Surco (collectively referred to as the “Sellers”);

b)                                     Minera Perú Copper S.A., with Tax ID Number (RUC) 20506675457, and principal place of business at Av. San Borja Norte 1302, San Borja, acting by and through Charles Graham PREBLE, identified by Alien ID Card (CE) 000084967, and H.H. Eric PEITZ, identified by Alien ID Card (CE) 000190392, as per powers of attorney recorded on Entry 11532703 of the Registry of Companies in and for Lima and El Callao (“MPC”); and,

c)                                      [BANK], with Tax ID Number (RUC) [•], and principal place of business at [•], acting by and through Messrs. [•] as per powers of attorney recorded on Entry of the [•] Registry of Companies in and for Lima and El Callao (the “Bank”).

Sociedad Minera Austria Duvaz S.A.C., with Tax ID Number (RUC) 20100102171, and principal place of business for the purpose hereof at Av. José Gálvez Barrenechea N° 925, San Borja, acting by and through Jaime RODRÍGUEZ MARIÁTEGUI PROANO, identified by National Identity Card (DNI) 09154499, and Gonzalo RODRÍGUEZ MARIÁTEGUI CANNY, identified by National Identity Card (DNI) 09877852, as per powers of attorney recorded on Entry 11392644 of the Registry of Companies in and for Lima and El Callao (“Duyaz”), participates in this Escrow Agreement with the purpose of stating its acceptance of all the representations and stipulations containing obligations it shall assume.

Melissa Gabriela PATRONI DEDEKIND, identified by National Identity Card (DNI) 10308801, spouse of Jaime RODRÍGUEZ MARIÁTEGUI BLUME, also participates in this Escrow Agreement with the purpose of stating her acceptance of all the terms and conditions of this Escrow Agreement.

I.                                         RECITALS

This Escrow Agreement is entered into within the framework and with the purpose described below:

a)                                      Under the stock purchase agreement entered into on [•] (hereinafter the “Stock Purchase Agreement”), the Sellers transferred to MPC nine thousand nine hundred (9,900) Class A shares (“Class A Shares”) representing 99% of the capital stock of the company Minera Centenario S.A.C. (“Minera Centenario”).

Said agreement was entered into as part of a global agreement among Duvaz, MPC and the Sellers, among others, on
March 16, 2006 (the “Master Agreement”).

b)                                     As provided in the second paragraph of Point 5.2 of the Stock Purchase Agreement, MPC and the Sellers agreed that, should MPC be obliged under the terms of said agreement to pay the last instalment of the purchase price indicated in Article Four, Point 4.2, Item (v) of the Stock Purchase Agreement and if, as of such date, it has not yet notified its decision to exercise or not the option contemplated in the option agreement entered into on [•] by and between Duvaz and MPC (the “Option Agreement”), then a part or the total of such instalment shall be deposited in the Escrow Account (as the term “Escrow” is defined in Article III(a) hereof), under the terms and conditions established in Article Five of the Stock Purchase Agreement and the provisions of this Escrow Agreement.

c)                                      This Escrow Agreement is, therefore, entered into with the purpose of establishing the conditions for the administration of the Escrow Account (as the term “Escrow” is defined in Article III(a) hereof), whose funds shall be applied to the payment of the purchase price indicated in Article Four, Point 4.2 of the Stock Purchase Agreement and, if required, to allow for the adjustments to said price, as established in Article Five of the Stock Purchase Agreement, as well as in Articles Five and Six of the Master Agreement.

d)                                     This Escrow Agreement regulates the performance of various obligations established in the Master Agreement and in the Stock Purchase Agreement, without it being understood that any reference to Article Five of the Stock Purchase Agreement in the different sections of this Escrow Agreement, as well as to Articles Five and Six of the Master Agreement, shall be understood as limitative of any other obligations contemplated in those agreements. It is the express intention of the parties that this Escrow Agreement supplements the purpose sought by the parties through the execution of the Master Agreement and its supplemental instruments, of which this Escrow Agreement forms an integral part. For the avoidance of doubt, in case of conflict between the provisions established herein and the provisions established in the Master Agreement or in the Stock Purchase Agreement, the provisions of the Master Agreement shall prevail first, then the provisions of the Stock Purchase Agreement and finally the provisions of this Escrow Agreement.

II.                                     PURPOSE

The Sellers and MPC hereby agree that, in consideration of the mutual pacts and covenants established in the Master Agreement and in the Stock Purchase Agreement, the Bank shall hold the Deposit (as such term is defined in Article III (b) of this Escrow Agreement) in custody, in accordance with and subject to the Instructions (Article Three of this Escrow Agreement) and to the Terms and Conditions (Article Four of this Escrow Agreement).

III.                                 INSTRUCTIONS

(a)                                  The Escrow Account

MPC and the Sellers hereby request the Bank to open a Current Account in United States Dollars (the “Escrow Account”), whose holder shall be MPC. However, MPC and the Sellers expressly state that said holding does not confer upon MPC any right whatsoever to withdraw or make use of the funds deposited in the Escrow Account, except as provided in this Escrow Agreement.

(b)                                 The Deposit

The amount from the last instalment of the purchase price mentioned in Article Four, Point 4.2, Item (v) of the Stock Purchase Agreement that MPC must deposit in the Escrow Account, shall be determined based on the following considerations:

(i)                                     If the results of the environmental baseline assessment and the labour audit referred to in the first paragraph of Article Five, Point 5.2 of the Stock Purchase Agreement as a whole determine that as of such date there are costs or liabilities for up to US$500,000 (Five Hundred Thousand US Dollars), then, upon the maturity of the last instalment of the transfer price of Class A Shares, MPC shall deposit in the Escrow Account the amount of US$666,666,67 (Six Hundred and Sixty-Six Thousand Six Hundred and Sixty Six and 67/100 US Dollars) corresponding to the last instalment of the purchase price of the Class A Shares.

(ii)                                  If the results of the environmental baseline assessment and the labour audit referred to in the first paragraph of Point 5.2 of Article Five of the Stock Purchase Agreement as a whole determine that as of such date there are costs or liabilities above US$500,000 (Five Hundred Thousand US Dollars), then, upon the maturity of the last instalment of the transfer price of Class A Shares, MPC shall deposit in the Escrow Account the full amount corresponding to the last instalment of the purchase price of Class A Shares.

The parties expressly state that the amount deposited by MPC in the Escrow Account as provided in Items (i) or (ii) above and which shall be under the custody of the Bank, pursuant to the terms and conditions established herein, shall be deposited with the sole purpose of (1) paying the purchase price indicated in Point 4.2 of Article Four of the Stock Purchase Agreement; and (2) allowing for the adjustments to such price as established in Article Five, Point 5.4 and in Article Six, Point 6.1 of the Master Agreement. For that purpose, neither the Sellers nor MPC shall be entitled to withdraw or dispose of the funds deposited by MPC in the Escrow Account, except as provided in Article III(e) of this Escrow Agreement.

The amount deposited by MPC in the Escrow Account as indicated in Items (i) or (ii) above plus the interest accrued, minus the charges and maintenance fees, commissions and other concepts deducted by the Bank, shall be referred to as the “Deposit”.

(c)                                  Interest accrued by the Deposit

The Sellers and MPC expressly state that, even though MPC shall be the holder of the Escrow Account, the interest as well as any other amount or right generated by the Deposit shall be held by the Sellers. However, the Sellers and MPC agree that such interest as well as any other remaining funds of the Deposit may be withdrawn by the Sellers only when the Escrow Account is closed by MPC and the Sellers, as provided for herein.

(d)                                 Determination of the existence of environmental and/or labour liabilities

The existence of environmental and/or labour liabilities (as provided in Article Five, Point 5.4 and in Article Six, Point 6.1 of the Master Agreement) in order to determine the adjustments to the purchase price of Class A Shares, shall be determined based on the following:

(i)                                     Within the first three (3) months from the receipt of the notice through which MPC notifies Duvaz of its decision to exercise the option granted by virtue of the Option Agreement, an environmental baseline assessment and a labour audit shall be conducted, as provided in Article Five, Point 5.4 and Article Six, Point 6.1 of the Master Agreement.

By virtue of this Escrow Agreement, MPC and the Sellers undertake to instruct the companies or the persons in charge of conducting the environmental baseline assessment and the labour audit to send their reports simultaneously to MPC, the Sellers and the Bank.

(ii)                                  Notwithstanding the provisions of Item (i) above, within sixty (60) days from the date of execution of the transfer agreement of the concessions and other assets listed in Exhibit A to the Master Agreement (as a result of the exercise of the option granted by virtue of the Option Agreement), MPC and the Sellers bind themselves to request the companies or persons in charge of preparing the environmental baseline assessment and the labour audit indicated in Item (i) above to prepare a new report determining the following: (A) whether the environmental and/or labour liabilities indicated in the environmental baseline assessment and in the labour audit referred to in the foregoing paragraph still subsist or have been rectified by Duvaz; and (B) whether the environmental and/or labour liabilities that still subsist and/or have not been rectified by Duvaz shall be enforceable or not from MPC. The report described in this paragraph shall be referred to as the “Report”. The cost of preparing the Report shall be borne in equal parts by MPC and the Sellers.

By virtue of this Escrow Agreement, MPC and the Sellers undertake to request the persons in charge of conducting the environmental baseline assessment and the labour audit to send the Report simultaneously to MPC, the Sellers and the Bank.

The parties expressly state that the preparation and purpose of the Report, though not initially agreed by the parties in the Master Agreement, do not contravene the provisions contained in said document, being a supplementary agreement within the purposes sought by the parties through the execution of the Master Agreement, and shall allow for adjustments to the purchase price of the Class A Shares.

(e)                                  Disposal of the Deposit

The Bank may only allow the withdrawal of the funds of the Deposit by the Sellers or MPC based on the following considerations:

(i)                                     If the results of the Report determine that the environmental and/or labour liabilities still subsist (and/or have not been rectified by Duvaz) as of the date of issuance of the Report, and that as of such date those liabilities are enforceable from MPC. then, MPC shall be entitled to make the adjustments to the purchase price of Class A Shares, in the terms and conditions established in Article Five, Point 5.4 and Article Six, Point 6.1 of the Master Agreement.

In order to make the adjustments indicated in the foregoing paragraph, within five (5) days from the date of notification of the Report to MPC, the Sellers and the Bank, the Sellers and MPC shall send a joint notice to the Bank authorizing MPC to withdraw from the Escrow Account the amount of the environmental and labour liabilities determined in the Report. Once MPC has withdrawn such funds, the Sellers shall be entitled to withdraw any other remaining funds from the Escrow Account, if any.

If the total amounts indicated in the foregoing paragraph exceed the amount of the Deposit existing at that time in the Escrow Account, the Sellers and MPC shall send a joint notice to the Bank, within the same term stated in the preceding paragraph, authorizing MPC to withdraw the full amount of the Deposit in the Escrow Account, without prejudice to the rights contemplated in the Master Agreement in favour of MPC in order to allow for the collection of the unpaid excess amount.

It is expressly placed on record that the Bank may not raise observations against the contents of the notice sent under the provisions of this Article III(e)(i), the Bank being obliged to allow MPC to withdraw from the Escrow Account the amount specified in said notice.

(ii)                                  If the results of the Report determine that the environmental and/or labour liabilities no longer exist (and/or have been rectified by Duvaz) as of the date of issuance of the Report, or that the liabilities that may still exist at that time are not enforceable from MPC, then, the Sellers shall be entitled to withdraw the full amount deposited in the Escrow Account.

In order to withdraw the full amount deposited in the Escrow Account, within five (5) days from the date of notification of the Report to MPC, the Sellers and the Bank, the Sellers and MPC shall send a joint notice to the Bank authorizing the Sellers to withdraw the full amount of the Deposit.

It is expressly certified that the Bank may not raise observations against the contents of the notice sent under the provisions of this Article III(e)(ii), the Bank being bound to allow the Sellers to withdraw from the Escrow Account the full amount of the Deposit.

(iii)                            If, upon expiration of the five (5)-day term indicated in Items (i) or (ii), either party fails to send the notices referred to in the foregoing items, as the case may be, the other party shall be entitled to send the Bank the corresponding notice. The party that sends such notice shall enclose a document evidencing that the other party was requested to sign the letter in the terms set forth in Items (i) or (ii), as the case may be. On the same date, the party that sends the notice to the Bank shall send the other party a copy of such notice.

In this case, in order to allow the withdrawal of the funds of the Deposit, the Bank shall:

(1)                               Verify that: (A) the five (5)-day term stipulated in Items (i) or (ii) above, as the case may be, has expired; and (B) the other party was requested to jointly sign the notice in the terms indicated in the Items referred to hereinabove.

(2)                               Verify that the amount requested for withdrawal from the Escrow Account is consistent with the Report that was sent to it by the companies or the persons in charge of preparation thereof, as provided for in Article III, paragraph (d), Item (ii) hereof; and

(3)                               Comply at all tmes with the provisions established by MPC and the Sellers under this Article III, item (e). For the avoidance of doubt, the Sellers and MPC expressly place on record that:

(A)           In no case may MPC withdraw from the Escrow Account an amount in excess of the one indicated in the Report; and

(B)             the Sellers may withdraw the full amount of the Deposit only if the Report determines that (A) there are no environmental and/or labour liabilities (and/or they have been rectified) or that (B) the liabilities that may still exist are not enforceable from MPC.

Within three (3) days from the receipt of the notice referred to in this Article III, paragraph (e), item (iii), the Bank shall notify the parties of its decision (duly supported) to allow or not to allow the withdrawal of the amount requested from the Escrow Account, based on the considerations indicated in this Article III, paragraph (e), item (iii).

Should either party disagree with the decision of the Bank, it may request that such dispute be settled through arbitration, as provided for in Article V, paragraph (b) of this Escrow Agreement.

(f)                                    Consideration

On the date of execution of this Escrow Agreement and after the Escrow Account has been opened by the Bank, the consideration that the Sellers and MPC shall pay to the Bank in equal parts (at the rate of 50% each) shall be USD [•], which shall be payable just once. Such fee includes the total amount of the commissions, expenses and payments incurred by the Bank, in the performance of the obligations contemplated in this Escrow Agreement.

[Specify other payment method, as agreed with the Bank]

IV.                                TERMS AND CONDITIONS

(a)                                  The duties, responsibilities and obligations of the Bank shall be limited to those expressly established herein, it being understood that no duty, responsibility or obligation shall be inferred or deduced as implicit. The Bank shall not be obliged to perform or review any other agreement entered into by and between the Sellers and MPC or any agreement to which any of such entities is a party, notwithstanding the fact that reference has been made to it herein.

It is clearly established that, in order to comply with the provisions of Article I, paragraph (d) of this Escrow Agreement and for the provisions contained in the Master Agreement to prevail first and then the provisions of the Stock Purchase Agreement and finally the provisions of this Escrow Agreement, the Bank shall have been notified by at least one of the parties about the existence of contradictions and shall wait for a written notice from both parties clearly indicating the way how such contradiction has been settled and the instructions related thereto.

(b)                                 The amounts deposited in the Escrow Account shall be for the exclusive benefit of the Sellers and shall be transferred only as provided in this Escrow Agreement.  It is expressly established that this document does not grant, whether expressly or implicitly, any right or remedy whatsoever to any other individual or legal entity.

(c)                                  The Bank shall not be liable for the actions taken by MPC or the Sellers or for those not taken by them, or for the losses or damages resulting from such actions, or for the performance or non-performance of their corresponding duties hereunder, except in case of ordinary negligence, gross negligence or willful misconduct by the Bank.

(d)                                 In the event that any commission, expense or cost incurred by the Bank or any obligation owed to the Bank or its legal advisor under the terms hereof are not paid in a timely manner, the Bank may not dispose of such amounts in its own favour using the funds of the Deposit.

(e)                                  The Bank shall assume no liability for any omission or for any non-performance of its duties, obligations or responsibilities contemplated herein, resulting from an event considered as an act of God or force majeure.

(f)                                    The Bank shall provide the Sellers and MPC with monthly account statements indicating the funds of the Deposit. Each of those statements shall be considered correct and final upon their receipt by the Sellers and MPC, unless the Bank receives a written notice from the Sellers or MPC questioning or challenging said account statements within thirty (30) calendar days from the date of receipt of such account statements.

(g)                                 The Bank shall provide to the Deposit the same care it provides to other similar assets.

(h)                                 The Sellers and MPC shall defend, indemnify and hold the Bank harmless from any claim, loss, actions, liabilities, costs, damages or expenses (including reasonable court costs and attorney’s fees) (collectively referred to as the “Losses”) arising from or related to the administration and performance of this Escrow Agreement. However, the parties agree that none of the provisions contained herein shall entitle the Bank to any indemnification for Losses arising from the gross negligence or wilful misconduct of the Bank.

(i)                                     The Sellers and MPC (jointly) may remove the Bank at any time through a written notice served thirty (30) calendar days in advance.

Within fifteen (15) calendar days from the date of receipt of the notice of removal of the Bank, the Sellers and MPC shall agree on the appointment of the successor bank. Upon the appointment of the successor bank, the Bank shall deliver to the successor bank the full amount of the Deposit maintained as of such date by virtue of this Escrow Agreement, and MPC and the Sellers shall bear, in equal parts, the costs, taxes and expenses arising from the transfer of such funds.

After the delivery of the Deposit to the successor bank, the Bank shall have no more duties, responsibilities or obligations by virtue hereof.

(j)                                     Should any ambiguity or uncertainty arise regarding this Agreement or any notice, instruction or other communication received by the Bank by virtue hereof, the Bank may, at its sole discretion, refrain from taking any action, except for retaining the Deposit. Without prejudice to the foregoing, the Bank shall notify the Sellers and MPC of such ambiguity or uncertainty.

(k)                                  The interest as well as any other amount or right generated by the Deposit shall be held by the Sellers, and they may be withdrawn only as provided in Article III, paragraph (c) hereof.

(i)                                     The Bank has no interest whatsoever in the Deposit, acting only as holder of the Deposit and performing the instructions contained herein. The Sellers and MPC (jointly and severally) shall pay all the transfer taxes and other taxes related to the Deposit incurred under this Escrow Agreement. This provision shall survive the termination of this Escrow Agreement or the removal of the Bank.

V.                                    MISCELLANEOUS

(a)                               This Escrow Agreement shall be governed by and construed pursuant to the laws of the Republic of Peru.

(b)                              The parties agree that any dispute or controversy arising between them regarding the interpretation, performance, validity or efficacy of this Escrow Agreement shall be solved by the parties in good faith and through direct negotiation.

Should the parties fail to reach an agreement on the dispute within fifteen (15) calendar days, upon request of either party, the dispute shall be settled through de jure arbitration, subject to the following rules:

1.                                       The arbitration shall be conducted by a sole arbitrator who shall be appointed by the National and International Settlement and Arbitration Center of the Lima Chamber of Commerce (hereinafter, the “Centre”).

2.                                       The arbitration shall be conducted pursuant to the Procedural Regulations of the Centre, and in the absence thereof, in accordance with the regulations that the arbitrator may determine.

3.                                       Initially, the fees of the sole arbitrator shall be paid by the parties in equal proportions. After the issuance of the award, the unsuccessful party shall reimburse those fees to the other party, as provided in Point 5 of this Article and pursuant to the provisions contained in the award.

Notwithstanding the provisions of the foregoing paragraph, the parties agree that, should a counterclaim be filed during the arbitration process which leads to an increase the professional fees initially established by the sole arbitrator, such additional fees shall be paid exclusively by the party filing the counterclaim. Should the party that files the counterclaim fail to pay such fees, the arbitration shall continue its course as if such counterclaim had been never filed.

It is established that if the party that files the counterclaim becomes the successful party under the award, it shall be entitled also to the reimbursement of the additional fees of the sole arbitrator, as provided in Point 5 of this Article and pursuant to the provisions of the award.

4.                                       The expenses incurred in the production of evidence shall be borne during the arbitration process by the party that offers it, without prejudice to the right of reimbursement of such expenses as provided in Point 5 of this Article and pursuant to the provisions of the award.

5.                                       The expenses and costs of the arbitration shall be borne by the unsuccessful party, including the fees of the sole arbitrator, the fees of the legal advisors and any other cost or expense arising from the arbitration process. The award shall decide this matter.

6.                                       The sole arbitrator shall have ninety (90) business days from his appointment to issue the corresponding award, which shall be final and conclusive. The sole arbitrator may establish an extension of up to thirty (30) additional business days for the issuance of the award.

The parties may, by mutual agreement, request the sole arbitrator to instruct the extension of the process as many times and for the terms as they may deem convenient. In these cases, the sole arbitrator may increase the amount of his fees.

In addition, the sole arbitrator may be entrusted to accurately determine the dispute.

7.                                       The parties agree that, should any of them file a motion to annul or challenge the award in any manner whatsoever, it shall be required to submit a joint and several letter of guarantee issued by a prime bank in favour of the other party for US$100,000 (One Hundred Thousand US Dollars). This letter of guarantee shall be granted prior to filing a motion of this kind and shall remain in force for at least one (1) year; and the secured party shall renew it if the proceeding for annulment has not ended within the original term of the letter of guarantee. The letter of guarantee shall be kept by a notary public in and for Lima appointed by the party granting it. The notary public shall be instructed not to deliver the letter of guarantee to the other party, except in case of final and enforceable resolution against the party who filed the motion for annulment of the award.

This letter of guarantee shall be returned to the party who filed the motion for annulment or challenge only if such proceeding ends with a firm and final court ruling in favour of such party. Otherwise, the letter of guarantee shall be executed in favour of the party who did not file any motion and it shall be considered by the parties as a penalty. Such penalty shall not limit the amount of the damages, expenses or fees owed to the party who did not file the motion.

8.                                    The place of the arbitration shall be the city of Lima, Peru and the language of the arbitration shall be Spanish.

In addition, the parties agree that, should the intervention of the ordinary judges and courts be required by a court ruling, the parties expressly submit to the jurisdiction of the Judges and courts of the judicial district of Lima Cercado, waiving the jurisdiction of their domiciles.

(c)                               Unless otherwise established herein, this Escrow Agreement may be amended only through a document executed by all the parties and persons involved in this Escrow Agreement.

(d)                              Any failure or delay by a party to exercise any right hereunder shall not be construed as a waiver of such right. No waiver hereunder shall be considered effective unless such waiver is stated in a written document.

(e)                               The invalidity, nullity or voidability of any article or section of this Escrow Agreement shall not affect the enforceability of the other articles thereof.

(f)                                 This Escrow Agreement shall be effective until the full amount of the Deposit is transferred to the Sellers and/or to MPC, as provided in the Escrow Agreement, the Master Agreement and the Stock Purchase Agreement.

(g)                              The headings of this Escrow Agreement are for reference only and have no effect on the construction or performance of this Escrow Agreement.

(h)                              This Escrow Agreement shall be executed in three (3) counterparts, each of which, upon its execution and delivery, shall be considered as an original document and all of which shall constitute a single agreement. The counterparts shall be delivered to the Sellers, the Bank and MPC.

(i)                                  Neither the Sellers nor the Bank or MPC may assign, in whole or in part, its rights or obligations hereunder without the prior written authorization of their counterparties.

(j)                                  All the notices, requests, claims and any other communication required or which may be sent hereunder shall be made in writing and sent to the following addresses, fax numbers (with acknowledgement of receipt) or registered mail, as indicated below:

To the Sellers:

Attention:	[•]
Address:	[•]
Telephone:	[•]
Fax Number:	[•]
Email:	[•]

To the Bank:

Attention:	[•]
Address:	[•]
Telephone:	[•]
Fax Number:	[•]
Email:	[•]

To MPC:

Attention:	Armando Arrieta Charles Graham Preble H. Eric Peitz
Address:	Av. San Borja Norte 1302, San Borja
Telephone:	476-7000 225-4667
Fax Number:	226-5181
Email:	cgpreb1e@msn.com
tjfperu@yahoo.com

Any change of address or information of either party shall take effect only if notified in writing to the other party at least ten (10) calendar days in advance of the date when the change of address shall occur.

In the event of failure to comply with any of the requirements indicated in the preceding paragraph, the change of address or information shall not take effect and shall not be enforceable against the parties. In this case, all the communications and notices shall be sent to the addresses, fax numbers and persons indicated in this Item, considering them valid and effectively made.

(k)                                  Any company that merges with and into the Bank or the surviving company resulting from to the merger or any company that enters into a merger, spin-off or consolidation agreement of which the Bank forms an integral part or any company succeeding the Bank in its business shall be the successor of the Bank without the parties being required to execute or register any document or take any additional action, unless the law requires a transfer or assignment instrument to make the succession effective, notwithstanding any other provision to the contrary included herein.

Signed in Lima this [•] day of [•], 2006.

MPC Representatives: Charles Graham Preble and H. Eric Peitz	Duvaz Representatives: Jaime Rodríguez Mariátegui Proano and Gonzalo Rodríguez Mariátequi Canny

Luis Rodríguez Mariátegui Canny	Jaime Rodríguez Mariátegui Blume

The Bank Representatives: [•]	Melissa Gabriela Patroni Dedekind

APPENDIX D TO THE OPTION AGREEMENT

FORM OF NOTICE OF TRANSFER OF SHARE INTERESTS IN THE
CONCESSIONS LISTED IN POINTS 5.2, 5.3 AND 5.4 (“GRANCERO”, “LOLA”
AND “POBRE DIABLO”)

Notarized Letter

Lima, [•][•], 200

Sociedad Minera de Responsabilidad Limitada

Grancero de Huancayo

Attention:	General Manager

Ref:	Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo

Dear Sirs,

We hereby inform you that on [•], Minera Perú Copper S.A. has sent Sociedad Minera Austria Duvaz S.A.C. (“Duvaz”) an offer to purchase the total number of share interests held by Duvaz in Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo, which represent 33.33% of its capital stock.

The value agreed to be assigned to 33.33% of the share interests of Sociedad Minera Grancero de Huancayo, holder of “Grancero” and “Lola” mining concessions, amounts to US$1,988,600 (One Million Nine Hundred and Eighty-Eight Thousand Six Hundred US Dollars). The terms and other conditions of this transfer of shares are contained in the form of contract attached to this letter.

In this line of thought, and pursuant to Section 201 of the Consolidated Text of the Mining Law, approved by Supreme Executive Order 014-92-EM, we request you to make this notice known to the other members of Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo, within three (3) business days from the receipt hereof, so that, within fifteen (15) calendar days from notice, they may exercise, if applicable, the right of first refusal established by such provision.

Any notice, request, consent or other communication required in connection with this letter shall be sent in writing as follows:

Sociedad Minera Austria Duvaz S.A.C.

Attention:         Jaime Rodriguez Mariátegui Proaño

Av. José Galvez Barrenechea Nº 925, San Borja

Lima 41, Peru

Cc:          Minera Perú Copper S.A.

Attention:       Charles Graham Preble

Av. San Borja Norte Nº 1302, San Borja

Lima 41, Peru

The notices sent to addresses and persons other than those indicated above shall be considered not forwarded.

Should the other members of Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo fail to notify us, within the statutory term, of their intention to purchase the share interests of Duvaz under the same or better conditions than those indicated, it shall be understood that they are not interested in said acquisition. Duvaz being entitled to transfer to Minera Perú Copper S.A. the share interests issued by Sociedad Minera de Responsabilidad Limitada Grancero de Huancayo that are held by our company.

Sincerely yours,

[•]	[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

Notarized Letter

Lima, [•][•], 200

Sociedad Minera de Responsabilidad Limitada

Pobre Diablo de Huancayo

Attention:	General Manager

Ref:	Transfer of share interests issued by Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo

Dear Sirs,

We hereby inform you that on [•], Minera Perú Copper S.A. has sent Sociedad Minera Austria Duvaz S.A.C. (“Duvaz”) an offer to purchase the total number of share interests held by Duvaz in Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo, which represent 20% of its capital stock.

The value agreed to be assigned to 20% of the share interests of Sociedad Minera Pobre Diablo de Huancayo amounts to US$326,000 (Three Hundred Twenty-Six Thousand US Dollars). The terms and other conditions of this transfer of share interests are established in the form of contract attached to this letter.

In this line of thought, and pursuant to Section 201 of the Consolidated Text of the Mining Law, approved by Supreme Executive Order 014-92-EM, we request you to make this notice known to the other members of Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo, within three (3) business days from the receipt hereof, so that, within fifteen (15) calendar days from notice, they may exercise, if applicable, the right of first refusal established by such provision.

Any notice, request, consent or other communication required in connection with this letter shall be sent in writing as follows:

Sociedad Minera Austria Duvaz S.A.C.

Attention:         Jaime Rodriguez Mariátegul Proaño

Av. José Gálvez Barrenechea Nº 925, San Borja

Lima 41, Peru

Cc:                               Minera Perú Copper S.A.

Attention:        Charles Graham Preble

Av. San Borja Norte Nº 1302, San Borja

Lima, 41, Peru

The notices sent to addresses and persons other than those indicated above shall be considered not forwarded.

Should the other members of Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo fail to notify us, within the statutory term, of their intention to purchase the share interests of Duvaz under the same or better conditions than those indicated, it shall be understood that they are not interested in said acquisition, Duvaz being entitled to transfer to Minera Perú Copper S.A. the share interests issued by Sociedad Minera de Responsabilidad Limitada Pobre Diablo de Huancayo that are held by our company.

Sincerely yours,

[•]	[•]
SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

APPENDIX E TO THE OPTION AGREEMENT

FORM OF NOTICE OF TRANSFER OF ALIQUOTS TO THE CO-OWNERS OF THE
CONCESSION LISTED IN POINT 5.1 (“CALABAZA”)

Notarized Letter

Lima, [•] [•], 200

[Insert name of addressee]

Ref:   Transfer of aliquots in “Calabaza” mining concession

Dear Sirs,

We hereby inform you that on [•], Sociedad Minera Austria Duvaz S.A.C. (“Duvaz”) entered into an asset transfer agreement, which includes the aliquots it held in “Calabaza” mining concession, in favour of Minera Perú Copper S.A.

As you are aware of, Duvaz and you were co-owners of “Calabaza” mining concession, corresponding to Duvaz the rights and shares of an aliquot equivalent to 33.33% of such concession.

By virtue of the transfer made, Minera Perú Copper S.A. is now the holder of the aforementioned aliquot equivalent to 33.33% of “Calabaza” concession. This transfer has been registered in [•](1)

Any notice, request or other communication to be sent in connection with this letter shall be sent as follows:

Sociedad Minera Austria Duvaz S.A.C.

Attention: Jaime Rodriguez Mariátegui Proaño

Av. José Gálvez Barrenechea N° 925, San Borja

Lima 41, Peru

Cc:          Minera Perú Copper S.A.

Attention: Charles Graham Preble

Av. San Borja Norte No 1302, San Borja

Lima, 41, Peru

The notices sent to addresses and persons other than those indicated above shall be considered not forwarded.

Sincerely yours,

[•]

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.

(1) Details of registration with the Public Records Office

APPENDIX E-1 TO THE OPTION AGREEMENT

FORM OF NOTICE FOR EXERCISING THE RIGHT OF REVOCATION OF THE
CO-OWNERS OF THE CONCESSION LISTED IN POINT 5.1 (“CALABAZA”)

NOTICE

Pursuant to Section 1596 of the Civil Code we hereby inform the heirs of Tomás Marsano Gutiérrez and Clotilde Campodόnico Vda. de Marsano: Ernesto Leguía Servat, Caríos Leguía Servat, Tomas Leguía Servat, Rossana Leguía Servat, Tomás Héctor Mattellini Marsano, Raymundo Morales Dasso, Delia Revoredo Marsano, Jaime Revoredo Marsano, Susana La Rosa Vda. de Deacon, Luis A. Deacon La Rosa, María Catalina llich Vda. de Deacon, Gustavo Deacon llich, Alejandro Deacon llich, María Catalina Deacon llich, María Catalina Deacon llich (sic), María Clotilde Deacon llich, Caríos Eugenio Deacon llich, Carmen Marsano Porras, María Teresa Conroy de Marsano, Andrés Marsano Conroy, Verόnica Marsano Conroy, Claudia Marsano Conroy, Violeta de la Rossa Vda. de Marsano, Tomas Victor Marsano della Rossa, Violeta Marsano della Rossa, Enrique Marsano della Rossa, Marco Antonio Guezzi Vargas, Sandra Garcia Marsano, Antonella Guezzi Marsano and Matilde Marsano Miro Quesada, the following:

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C. on[•] entered into with MINERA PERÚ COPPER S.A. an Asset Transfer Agreement, which includes the aliquots it held in “Calabaza” mining concession, jointly owned by Duvaz and the heirs of Tomás Marsano Gutiérrez and Clotilde Campodόnico Vda. de Marsano, corresponding to Sociedad Minera Austria Duvaz S.A.C. the rights and shares over 33.33% of said mining concession.

Consequently, by virtue of the transfer made, MINERA PERÚ COPPER S.A. is now the holder of the aforementioned aliquot, equivalent to 33.33% of “Calabaza” mining concession. This transfer was recorded in [•](1)

Any notice, request or other communication to be sent in connection with this notice shall be sent as follows:

Sociedad Minera Austria Duvaz S.A.C.

Attention: Jaime Rodriguez Mariátegui Proaño

Address: Av. José Gálvez Barrenechea N° 925, San Borja

Cc:         Minera Perú Copper S.A.

Attention:  Charles Graham Preble

Address: Av. San Borja Norte N° 1302, San Borja

(1) Details of registration with the Public Records Office

The notices sent to addresses and persons other than those indicated above shall be considered not forwarded.

Lima, [•][•], 200

SOCIEDAD MINERA AUSTRIA DUVAZ S.A.C.	MINERA PERÚ COPPER S.A.

SY-CE-PB/BA

272747K6.20